UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of
April 2011

Fibria Celulose S.A.

Alameda Santos, 1357 - 8° andar
01419-908, São Paulo, SP, Brazil
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   ☑    Form 40-F   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

Yes   ☐    No   ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

Yes   ☐    No   ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes   ☐    No   ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-________.)

São Paulo, April 13, 2011

Management’s Proposal

Dear Sirs,

The Management of FIBRIA CELULOSE S.A. (“Fibria” or “Company”) submits to the Shareholders of the Company its proposal on the matters to be voted in the Ordinary and Extraordinary General Meetings, to be jointly held on April 28, 2011, as proposed below.

All the information and documents referred to in this proposal and required in articles 9, 10, 11 and 12 of CVM Ruling No. 481, dated December 17, 2009 (“ICVM 481/2009”) is available to the Shareholders in the headquarters of the Company and in its website (www.fibria.com.br), in the Brazilian Securities and Exchange Commission – CVM’s website (www.cvm.gov.br) and in Annexes I to V hereof.

Annex I, which refers to the Company’s net profit allocation, including, among other information, the copy of the capital budget and the amount of profits withholdings, was prepared pursuant to Annex 9-1-II of ICVM 481/2009.  Annex I-A corresponds to the Proposal for Capital Budget.  Annex II, which refers to the remuneration of the Administrators and of the members of the Fiscal Council of the Company, was prepared in accordance with item 13 of the Reference Forms (Formulário de Referência) of Ruling CVM No. 480, dated December 7, 2009 (“ICVM 480/2009”), and the proposal for the annual remuneration of the Management for the year 2011, is provided in item V.  Annex III, which contains the information of the candidates to a seat on the Board of Directors and of the Fiscal Council, was prepared in accordance with items 12.6 to 12.10 of the Reference Forms of ICVM 480/2009.  Annex IV, prepared pursuant item 10 of Reference Forms of ICVM 480/2009, provides the comments of the Management on the financial condition of the Company and aims to to provide to the Shareholders a global analysis of the businesses of the Company.

Finally, Annex V, which refers to the amendments to the Bylaws, was prepared pursuant article 11, I of ICVM 481/2009, and item VI of the present proposal presents the report set forth in article 11, II of ICVM 481/2009

I. MANAGEMENT’S ACCOUNTS, FINANCIAL STATEMENTS OF THE COMPANY AND MANAGEMENT’S REPORT COMPRISING THE YEAR ENDED DECEMBER 31, 2010

The financial statements and the Management’s report of Fibria were prepared by the Board of Executive Officers of the Company, audited by independent auditors PricewaterhouseCoopers Auditores Independentes and approved by the Board of Directors of the Company in a meeting, held on February 14, 2011.

The Fiscal Council issued a favorable opinion on the submission of the referred documents to the General Meeting’s approval.

II. ALLOCATION OF NET PROFIT

The Company’s net profit on the year ended December 31, 2010, according to the accounting rules adopted in Brazil, was R$ 603,154 thousand.

Pursuant articles 193, 196 and 202, of Law No. 6,404, dated December 15, 1976 (“Law No. 6,404/1976”), and the financial statements of Fibria, the Management proposes the following allocation for the net profit of the year: (a) R$ 29,932 thousand, equivalent to 5% (five per cent) of the net profit, to the Legal Reserve, pursuant to article 193 of Law No. 6,404/1976; (b) 427,730 thousand to the Reserve of Profits for Investment; (c) distribution to the Shareholders of 25% (twenty five per cent) of the net profit, in the amount of R$ 142,179 thousand, corresponding to the mandatory dividend provided for in art. 30, III of the Bylaws; and (d) allocation of the amount withheld in the Reserve of Profits for Investment to the Mandatory Dividend Non Distributed in 2009, in the amount of R$ 121,958 thousand.

III.  CAPITAL BUDGET TO THE YEAR 2011

The Investment Plan for 2011, duly approved by the Board of Directors’ Meeting held on December 9, 2010, sums to the amount of R$ 1,640 million, distributed as follows:

R$ Million
Maintenance	228
Expansion	92
Modernization	106
Research and Development	9
Information Technology	16
Forest - Expansion	407
Forest – Renovation	713
Safety/Environment	69
Total	1,640

These investments will be primarily made with earnings of the fiscal year of 2010, withheld in the Profit Reserve for Investment’s account, as stated in the proposal of profit allocation of 2010 and in the Financial Statements of the Company for previous years, already approved by the General Shareholders’ Meeting, as summarized below:

Summary Table of Sources and Uses of Funds

Sources of funds	R$ million

Retention of Earnings for Investments in 2011	428

Own funds (generated from operations during the year) / Third parties	1,212

TOTAL
1,640
Uses of funds

Investments
1,640

IV. ELECTION OF MEMBERS OF THE BOARD OF DIRECTORS AND THE FISCAL COUNCIL

Management proposes to the General Meeting the reelection of the following candidates to the Board of Directors for a two (2) years term:

Name	Elective Position taken by members of the Board

Alexandre Gonçalves Silva – independente	Board of Directors (Sitting)

Mauricio Aquino Halewicz	Board of Directors (Alternate)

Alexandre Silva D’Ambrosio	Board of Directors (Sitting)

José Luiz Braga	Board of Directors (Alternate)

Armando Mariante Carvalho Junior	Board of Directors (Sitting)

André Biazus	Board of Directors (Alternate)

Eduardo Rath Fingerl	Board of Directors (Sitting)

Sérgio José Suarez Pompeo	Board of Directors (Alternate)

João Carvalho Miranda	Board of Directors (Sitting)

Sérgio Duarte Pinheiro	Board of Directors (Alternate)

José Armando de Figueiredo Campos - independente	Board of Directors (Sitting)

Antonio Luiz Pizarro Manso	Board of Directors (Alternate)

José Luciano Duarte Penido	Board of Directors (Sitting)

Paulo Henrique de Oliveira Santos	Board of Directors (Alternate)

Raul Calfat	Board of Directors (Sitting)

Gilberto Lara Nogueira	Board of Directors (Alternate)

Wang Wei Chang	Board of Directors (Sitting)

Samuel de Paula Matos	Board of Directors (Alternate)

Note that candidates José Luciano Penido, Raul Calfat, Wang Wei Chang,João Carvalho Miranda, Alexandre Silva D’Ambrosio and their respective alternates Paulo Henrique De Oliveira Santos, Gilberto Lara Nogueira, Samuel de Paula Matos, Sérgio Duarte Pinheiro and José Luiz Braga have been appointed by the shareholder signatory of the Shareholders’ Agreement Votorantim Industrial (VID).  Candidates Armando Mariante Carvalho Junior and Eduardo Rath Fingerl and their respective alternates André Biazus and Sérgio José Suarez Pompeo have been appointed by the shareholder signatory of the Shareholders’ Agreement BNDESPAR. Candidates José Armando de Figueiredo Campos and Alexandre Gonçalves Silva and their respective alternates Antonio Luiz Pizarro Manso and Mauricio Aquino Halewicz have been appointed to be independent members of the Board of Directors.

Management proposes to the general meeting the reelection of the following members to the Fiscal Council to serve for a one (1) year term:

Name	Elective Position taken by members of the Fiscal Council

José Écio Pereira	Fiscal Council (Sitting)

Marcos de Bem Guazzelli	Fiscal Council (Alternate)

Eliane Lustosa	Fiscal Council (Sitting)

Geraldo Gianini	Fiscal Council (Alternate)

Maria Paula Soares Aranha	Fiscal Council (Sitting)

Lucio Tameirão Machado	Fiscal Council (Alternate)

Note that candidates José Écio Pereira and Eliane Lustosa and their respective alternates Marcos de Bem Guazzelli and Geraldo Gianini have been appointed by the Company’s controlling shareholders, while the candidates Maria Paula Soares Aranha and her alternate Lucio Tameirão Machado were apointed by the shareholder Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI.

V. REMUNERATION OF THE MEMBERS OF THE BOARD OF DIRECTORS, EXECUTIVE BOARD OF OFFICERS AND FISCAL COUNCIL OF THE COMPANY TO THE YEAR 2011

It is proposed to the General Meeting the approval of the annual global remuneration of up to R$ 37,491,000.00 to the Management, and the Board of Directors shall set and apportion the individual remuneration of the managers, within the limit approved herein, if approved.  The annual global remuneration comprises the remuneration of the Executive Board of the Company, its Board of Directors and all the advising committees to the Board of Directors from January to December of 2011 and comprises fixed and variable remuneration (considering its limit), direct and indirect, and benefits of any nature.  Taxes official social security charges are excluded.  Additional information on the remuneration of the Management to the year 2011 are available in Annex II.

To the members of the Fiscal Council, it is proposed a monthly individual remuneration of, at least, 10% (ten per cent) and, up to 20% (twenty per cent) of the median remuneration of each Executive Officer of the Company, variable remuneration and benefits of any nature excluded.

VI. AMENDMENTS TO THE BYLAWS OF THE COMPANY

Amendment to the following items of the Bylaws of the Company and consolidation of the Company's Bylaws:

(i)	the head line of Article 5 of the Company’s Bylaws to rectify the amount of the capital stock; and

(ii)	the name of the Comitê Financeiro (Finance Committee), as established on item XX of Section 17 of the Company’s Bylaws, to Comitê de Finanças (Financial Committee).

The Shareholders of the Company approved, in the Extraordinary General Meeting held on December 22, 2009, the increase of the capital stock in the amount of R$792,252,395.00 (seven hundred ninety-two million, two hundred fifty-two thousand, three hundred ninety-three Reais), without the issuance of new shares, through capitalization of the entire account for Reserve for Goodwill/Subscription of Shares, in the same amount. As a consequence of the increase, the Company’s capital stock will be increased from R$7,587,144,784.59 (seven billion, five hundred eighty-seven million, one hundred forty-four thousand, seven hundred eighty-four Reais and fifty-nine Centavos) to R$8,379,397,179.59 (eight billion, three hundred seventy-nine million, three hundred ninety-seven thousand, one hundred seventy-nine Reais and fifty-nine Centavos).

Nevertheless, the current text of the head line of section 5 of the Bylaws of the Company does not reflect the correct amount of the capital stock, which is R$8,379,397,179.59 (eight billion, three hundred seventy-nine million, three hundred ninety-seven thousand, one hundred seventy-nine Reais and fifty-nine Centavos).  It should be highlighted that the correct amount has already been included in the financial statements of the Company.

Therefore, the Management of the Company proposes the amendment of the head line of Section 5 of the Company’s Bylaws to rectify the amount of the capital stock, without and amendment to the number of shares, as follows:

“Article 5 – The capital stock, completely subscribed and paid-in, is R$8,379,397,179.59 (eight billion, three hundred seventy-nine million, three hundred ninety-seven thousand, one hundred seventy-nine Reais and fifty-nine Centavos) divided into 467,934,646 (four hundred sixty-seven million, nine hundred thirty-four thousand, six hundred forty-six) common shares, which are all registered, book-entry shares with no par value.”

In addition, the Management of the Company proposes the amendment to the name of the Comitê Financeiro (Finance Committee), to adapt the definition already employed by the Company, to Comitê de Finanças (Financial Committee), so that item XX of Article 17 of the Company’s Bylaws shall read as follows:

“Article 17 – (...):

(...)

XX – in order to observe best practices of Corporate Governance, approve the creation of Committees (including a Financial Committee), as well as the respective regulations which shall contain, along with other matters of interest to the Company, specific rules relating to the work, competence, remuneration and procedures;”

In accordance to item II of article 11 of the ICVM 481/2009, the Management of the Company informs that none of the proposed amendments to the Bylaws will not have economic effects.

The text of the Bylaws indicating with marks the amendments made and the proposal of new text to the items above-mentioned is part of this Management’s Proposal as Annex V.

We remain at your disposal for any further clarifications you may deem necessary.

Yours faithfully,

José Luciano Duarte Penido
President of the Board of Directors

ANEXO I

PROPOSAL OF NET PROFIT ALLOCATION (Art. 9th of CVM Ruling No. 481/2009)

PROPOSAL OF ALLOCATION OF THE NET PROFIT OF THE YEAR OF 2010 PREPARED BY THE MANAGEMENT OF FIBRIA CELULOSE S.A. TO BE PRESENTED TO THE EVALUATION AND VOTING OF THE ORDINARY GENERAL MEETING TO BE HELD APRIL 28, 2011, AS PER ITEM II, PARAGRAPH 1ST OF ARTICLE 9TH OF RULING CVM N. 481/09.

EXHIBIT 9-1-II TO RULING CVM N. 481/2009

ALLOCATION OF NET INCOME

1.       Inform the net income for the year.

2010 (R$ thousands)
603,154

2.       Inform the overall amount and amount per share of dividends, including prepaid dividends and interest on shareholders’ equity already declared.

Mandatory Dividend	2010 (R$ thousands)
Overall amount	142,179
Amount per share (in reais)	0.30

The Company did not declare or prepay dividends, nor interest on shareholders’ equity during 2010.

3.       Inform the percentage of net income distributed.

2010 (%)
25%

4.       Inform the overall amount and amount per share of dividends distributed based on profits from previous years.

-	2009 (R$ thousands)	2008 (R$ thousands)
Overall amount	121,958	-
Amount per share (in reais)	0.26	-

5.       Inform, after deducting dividends and interest on shareholders’ equity already declared:

a.       The gross amount of dividend and interest on shareholders’ equity, separately, by share of each type and class.

	2010 (R$ thousands)	Per Share		2009 (R$ thousands)	Per Share
Dividend	142,179	$	R 0.30	121,958	0.26
Interest on shareholders’ equity (gross)	-		-	-	-
Interest on shareholders’ equity (net)	-		-	-	-

The capital of Fibria Celulose S.A., on December 31, 2010 is composed only of 467,934,646 common shares; there are no preferred shares.

b.       The form and term of payment of dividends and interest on shareholders’ equity.

The form and term of payment of dividends will be approved at the Annual General Shareholders’ Meeting scheduled for April 28, 2011.

c.       Possible application of restatement and interest on dividends and interest on shareholders’ equity.

No restatement and interest apply on a special retained earnings reserve for mandatory dividends not distributed.

d.       Date of declaration of payment of dividends and interest on shareholders’ equity considered for identification of shareholders entitled to receive it.

The declaration date will be set and approved at the Annual General Shareholders’ Meeting scheduled for April 28, 2011.

6.       In the case of a declaration of dividends or interest on shareholders’ equity based on profits determined in half-yearly balance sheets or for shorter periods.

a.       Identify the amount of dividends or interest on shareholders’ equity already declared.

2010 (R$ thousands)
-

b.       Inform the date of payments.

Not applicable as the Company did not declare dividends or interest on shareholders’ equity based on profits determined in half-yearly balance sheets or for shorter periods.

7.       Provide a comparative table indicating the following amounts per share of each type and class:

a.       Net income for the year and three (3) preceding years.

2010 (R$ thousands)	2009 (R$ thousands)	2008 (R$ thousands)	2007 (R$ thousands)
603,154	2,589,470	(1,299,214)	837,462

b.       Dividend and interest on shareholders’ equity paid in three (3) previous years.

-	2009 (R$ thousand)	2008 (R$ thousand)	2007 (R$ thousand)
Dividend	-	-	-
IoE (gross)	-	-	318,000

8.       In the case of allocation of income to legal reserve.

a.       Inform the amount allocated to the legal reserve.

2010 (R$ thousands)
29,932

b.       Detail the manner of calculation of legal reserve.

Net Income 2010 (R$ thousands)
603,154
(-) Income attributable to non-controlling shareholders
4,508
(=) Income attributable to shareholders of the parent company
598,646
(X) Percentage allocated to legal reserve - 5%
29,932

9.       If the company owns preferred shares entitled to fixed or minimum dividends.

a.       Describe the method for calculation of fixed or minimum dividends.

Not applicable because the Company has no preferred shares.

b.       Inform whether the income for the year is sufficient for full payment of fixed or minimum dividends.

Not applicable because the Company has no preferred shares.

c.       Identify whether any unpaid portion is cumulative.

Not applicable because the Company has no preferred shares.

d.       Identify the overall amount of fixed or minimum dividends to be paid to each class of preferred shares.

Not applicable because the Company has no preferred shares.

e.       Identify the fixed or minimum dividends to be paid per preferred share of each class.

Not applicable because the Company has no preferred shares.

10.     In relation to the mandatory dividend.

a.       Describe the method of calculation provided in the bylaws.

The Company Bylaws, in article 30, item III, provides for the allocation of 25% of net income, calculated according to article 202 of Law No. 6404/1976, to payment of the mandatory annual dividend. Whereas the Company's capital stock is represented only by common shares, the mandatory dividend is calculated by dividing net income, after adjustments provided for by the law, by the number of common shares issued by the Company, after deduction of treasury shares.

b.       Inform whether it is being paid in full.

The minimum mandatory dividend, calculated as described in section 10(a), will be paid in full in 2011.

c.       Inform the amount to be withheld.

Not applicable, since there will be no withholding on dividend payments.

11.     In the case of withholding of the mandatory dividend due to the company's financial situation.

a.       Inform the amount withheld.

Not applicable, since there will be no withholding on dividend payments.

b.       Describe in detail the financial situation of the company, including aspects related to liquidity analysis, working capital and positive cash flows.

Not applicable, since there will be no withholding on dividend payments.

c.       Justify the withholding of dividends.

Not applicable, since there will be no withholding on dividend payments.

12.     If there is allocation of income to the reserve for contingencies.

a.       Identify the amount allocated to the reserve.

Not applicable, since there is no allocation of income to the reserve for contingencies.

b.       Identify the loss considered likely and its cause.

Not applicable, since there is no allocation of income to the reserve for contingencies.

c.       Explain why the loss was considered likely.

Not applicable, since there is no allocation of income to the reserve for contingencies.

d.       Justify the establishment of the reserve.

Not applicable, since there is no allocation of income to the reserve for contingencies.

13.     In the case of allocation of income to the reserve for unrealized profits.

a.       Inform the amount allocated to the reserve for unrealized profits.

Not applicable, since there is no allocation of income to the reserve for unrealized profits.

b.       Inform the nature of unrealized profits that gave rise to the reserve.

Not applicable, since there is no allocation of income to the reserve for unrealized profits.

14.     In the case of allocation of income to the statutory reserves.

a.       Describe the statutory provisions that establish the reserve.

Not applicable, since there is no allocation of income to the statutory reserves.

b.       Identify the amount allocated to the reserve.

Not applicable, since there is no allocation of income to the statutory reserves.

c.       Describe how the amount was calculated.

Not applicable, since there is no allocation of income to the statutory reserves.

15.     In the case of retention of earnings under the capital budget.

a.       Identify the amount withheld.

The proposed allocation of net income attributed to the shareholders of the Company for the year ended 2010, shown in the Financial Statements of the Company, provides that after the adjustments referred to in the articles 193 and 202 of Law 6404/76 earnings will be retained in the amount of R$ 427,730 million, for the Reserve for Investments, designed to meet the investment plan of the Company.

b.       Provide a copy of the capital budget.

The Investment Plan for 2011, duly approved by the Board of Directors meeting held on December 9, 2010, totals the amount of R$ 1,640 million, distributed as follows:

R$ Million
Maintenance	228
Expansion	92
Modernization	106
Research and Development	9
Information Technology	16
Forest - Expansion	407
Forest – Renovation	713
Safety/Environment	69
Total	1,640

These investments will be made primarily with earnings from 2010, held in the Profit Reserve for Investment, as stated in the proposed allocation of net income for 2010 and in the Financial Statements of the Company for previous years, already approved by the General Shareholders’ Meeting, as summarized below:

Summary Table of Sources and Uses of Funds

Sourcesof funds	R$ million

Earnings retained for Investments in 2011	428

Own funds (generated from operations during the year) / Third parties	1,212

TOTAL	1,640

Uses of funds

Investments	1,640

16.     In the case of allocation of income to the tax incentive reserve.

a.       Inform the amount allocated to the reserve.

Not applicable, since there is no allocation of income to the tax incentive reserve.

b.       Explain the nature of the allocation.

Not applicable, since there is no allocation of income to the tax incentive reserve.

ANNEX I-A

PROPOSAL OF CAPITAL BUDGET

According to Section 196 of Law No. 6,404/76, amended with the text of Law No. 10,303, dated October 31, 2001, the Management of Fibria Celulose S.A. (“Fibria” or “Company”) presents the Proposal for Capital Budget.

The proposal for net profit allocation distributed to Shareholders on the year ended in 2010, pursuant to the Financial Statements of Fibria, provides that after the adjustments provided by Sections 193 and 202 of Law No. 6,404/76 profits will be withheld in the amount of R$ 427,730 thousand, to the Reserve of Profits for Investment, in order to fulfill the investment plan of the Company.

The Investment Plan for 2011, duly approved by the Board of Directors’ Meeting held on December 9, 2010, sums to the amount of R$ 1,640 million, distributed as follows:

R$ Million
Maintenance	228
Expansion	92
Modernization	106
Research and Development	9
Information Technology	16
Forest - Expansion	407
Forest – Renovation	713
Safety/Environment	69
Total	1,640

These investments will be primarily made with earnings of the fiscal year of 2010, withheld in the Profit Reserve for Investment’s account, as stated in the proposal of profit allocation of 2010 and in the Financial Statements of the Company for previous years, already approved by the General Shareholders’ Meeting, as summarized below:

Summary Table of Sources and Uses of Funds

Sources of funds	R$ million

Retention of Earnings for Investments in 2011	428

Own funds (generated from operations during the year) / Third parties	1,212

TOTAL	1,640

Uses of funds

Investments	1,640

The Management is available to give any additional clarifications deemed necessary.

São Paulo, February 14, 2011
THE BOARD OF EXECUTIVE OFFICERS

ANNEX II

REMUNERATION OF THE ADMINISTRATORS
(Item 13 of CVM Ruling No. 480/2009)

13. MANAGEMENT’S REMUNERATION

13.1.     DESCRIBE THE REMUNERATION POLICY OR PRACTICE REGARDING THE BOARD OF DIRECTORS, THE STATUTORY AND NON-STATUTORY BOARDS, THE FISCAL COUNCIL, THE STATUTORY COMMITTEES AND THE AUDIT, RISK, FINANCIAL AND REMUNERATION COMMITTEES, COVERING THE FOLLOWING ASPECTS

13.1.a.  OBJECTIVES OF THE REMUNERATION POLICY OR PRACTICE

The objectives and assumptions of the remuneration policy used by the Company for its managers, including the members of its Board of Directors, the statutory officers and the members of the Fiscal Council are as follows:

•	To attract, retain and motivate management, providing the necessary conditions for the development and implementation of the Company’s business strategies;

•	To align the interest of the Management, the Shareholders and the Company in order to create value for Fibria in a sustainable way;

•	To motivate and reward the performance both of individuals as well as of Management, bearing in mind the range of Fibria’s financial and strategic targets;

•	To reflect the Company’s culture and its values: ethics, soundness, respect, entrepreneurship and union;

•	To provide its Management with remuneration levels that are competitive with those used by the relevant markets;

•	To provide a suitable balance between short and long-term, fixed and variable remuneration, in keeping with the Company’s culture;

•	To allow communication and understanding by Management and the employees.

13.1.b.  COMPOSITION OF REMUNERATION, INDICATING:

i)           DESCRIPTION OF THE ELEMENTS OF REMUNERATION AND THE OBJECTIVES OF EACH ONE OF THEM

Body: Board of Directors

The remuneration of Fibria’s Board of Directors is based exclusively on fixed remuneration, which includes: i) fixed monthly amount and ii) remuneration for participation on statutory committees. Only the Chairman of the Board of Directors is provided with a health plan. It is expected that this practice, which was used in 2010, will also be utilized in 2011 .

It is worth noting that the members of Fibria’s Board of Directors appointed by the shareholders of Votorantim Industrial S.A. (“VID”) and BNDES Participações S.A. – BNDESPAR (“BNDESPAR”), in accordance with the Shareholders Agreement entered into on October 29, 2009, waived their right to remuneration for performing their duties.

It is also necessary to stress that there is no variable remuneration or share value-based remuneration policy or practice for the members of the Board of Directors, either for 2010 or regarding the forecast for 2011 .

The fixed remuneration of the Board of Directors was defined based on market research carried out by an independent external company, which used as parameters Fibria’s peer companies operating in Brazil, Europe and the United States. After the global budgets have been set by the Annual General Shareholders’ Meeting, the individual remuneration policy and the amount allocated to each member of the Board of Directors were determined and approved at a meeting of the aforementioned body.

Body: Fiscal Council

For the years 2010 and 2011, Fibria’s Fiscal Council remuneration was based solely on fixed remuneration.

The Fiscal Council’s fixed monthly remuneration is established in accordance with the law, at an amount equal to at least 10% of the average remuneration of each of Fibria’s Officers, which calculation excludes the benefits and variable remuneration received by the Officers, which the members of the Fiscal Council are not entitled to.

In line with market practice, the remuneration of the Chairman of the Fiscal Council, on account of the fact that it is his/her responsibility to prepare and preside over the meetings of said body, is roughly 25% greater than that received by the other Council members. The policy determined that his/her remuneration cannot exceed 20% of the average remuneration (without taking into account benefits or variable remuneration) of each of Fibria’s Officers.

No sort of variable remuneration, post-employment benefits or benefits resulting from ceasing to exercise the position, or share value-based remuneration is included in the Fiscal Council’s remuneration policy for 2010, or is forecast to be included for 2011.

Body: Audit and Risk Committee

The remuneration of the Audit and Risk Committee is determined in accordance with market practices and over the course of 2010, was as follows:

The coordinator of the Audit and Risk Committee receives a fixed monthly amount which is 50% greater than that received by the other members.

No sort of variable remuneration, post-employment benefits or benefits resulting from ceasing to exercise the position, or share value-based remuneration is included in the Audit and Risk Committee’s remuneration policy for 2010, or is forecast to be included for 2011.

Body: Finance Committee

This is made up exclusively of Fibria’s executives and members of the Board of Directors appointed by the shareholders VID and BNDESPAR. All the members of the Finance Committee have waived their right to any remuneration.

Body: People and Remuneration Committee

The members of this body are entitled to a fixed monthly remuneration, which is determined in accordance with market research that is carried out by an independent company.

The members of the People and Remuneration Committee who have been appointed by the VID and BNDESPAR shareholders have waived their right to any type of remuneration.

Those members of this Committee who are also members of the Board of Directors receive an additional fixed monthly amount, which is part of the fixed annual remuneration of the Board of Directors, under the heading “remuneration for participation on committees”, - in accordance with the breakdown established under CVM Instruction No. 480 – and as was previously mentioned in item 13.1.b.i – Board of Directors.

The independent members, who are not part of the Board of Directors, receive a fixed monthly remuneration, as detailed in the first paragraph of this section.

No sort of variable remuneration, post-employment benefits or benefits resulting from ceasing to exercise the position, or share value-based remuneration is included in the People and Remuneration Committee’s remuneration policy for 2010, or is forecast to be included for 2011.

Body: Sustainability Committee

All committee members are entitled to a fixed annual remuneration, which is commensurate with the standard market rate for speakers or professors for a day’s work.

There is one difference in terms of amount for the remuneration of the members of this Committee by comparison with the other Committees, on account of the participation of a foreign member, whose remuneration is determined in accordance with the practice in his/her country of origin – as an international speaker – and which is paid in US dollars.

The remuneration of the members of this Committee is set at an annual amount established taking into account a forecast of 3 meetings to be held over the course of the year. However, there will be no change in this amount if a greater or smaller number of meetings are held during the year.

The members of this Committee who have been appointed by the VID and BNDESPAR shareholders have waived their right to any type of remuneration.

No sort of variable remuneration, post-employment benefits or benefits resulting from ceasing to exercise the position, or share value-based remuneration is included in the Sustainability Committee’s remuneration policy for year 2010, or is forecast to be included for 2011.

Note: Management’s remuneration does not include the members of the Audit and Risk, Finance, People and Remuneration and Sustainability Committees, in the overall amount of R$ 665 thousand in 2010.

Body: Executive Board

The total remuneration of the Executive Board is made up of the following elements:

•
Fixed Remuneration: this is aimed at recognizing and reflecting the value of the position both internally as well as externally (in the market), and the executive’s individual performance, experience, educational background and knowledge.

•
Benefits: these are aimed at supplementing the official social security pension plan and giving the Officers greater security, allowing them to remain focused on performing their duties. These are also intended to ensure that the company’s remuneration practices are competitive in order to attract and retain quality professionals in key positions.

•
Variable Remuneration: this is aimed at rewarding the achievement and surpassing of both individual as well as Company targets, in alignment with the budget, strategic planning, market and for achieving synergies in the process of integrating VCP and Aracruz into Fibria’s structure.

•
Long Term Incentives Plan: their purpose is to reinforce the level of retention of key executives and to align their interests with those of the shareholders, in creating value by means of consistent results over the long-term. This plan was approved by the Board of Directors on August 25, 2010.

The Board of Directors can also grant or establish extraordinary rewards for Officers, regarding specific targets, in connection with major projects or specific events. Variable remuneration of this type is recorded on this form under the heading “others”.

Based on the above listed assumptions, the Company regularly takes part in surveys of total executive remuneration that are carried out by specialized consulting firms, and uses the results of these surveys to align the fixed remuneration paid to its Officers (fees and benefits) with the median remuneration found in the market, and with the direct remuneration (fees, variable remuneration and long-term incentives) with the third quartile - 75 percentile, according to the results obtained by the aforementioned surveys. It should be stressed that payment of short- and long-term variable remuneration amounts that are aligned with the third quartile of the market is subject to the targets set out in the Company’s business plan at the 400 performance level being exceeded, which level corresponds to the average between the target and the stretch.

The panel of research companies that make up the market base for the Company is selected taking into account one or more of the following characteristics:

•	Similar size (of turnover) to that of the Company

•	Companies from different sectors, but mainly commodity producers

•	Brazilian owned companies and subsidiaries of foreign companies which are leaders in their respective segments of activity

•	Remuneration practices which are consistent and recognized in the market

ii)          PROPORTION OF EACH ELEMENT OF TOTAL REMUNERATION

Year 2010
Elements of Remuneration	Board of Directors	Fiscal Council	Statutory Executive Board
Fixed Remuneration	84%	83%	48%
Benefits (1)	16%	17%	24%
Variable Remuneration (2)	0%	0%	27%
Long-Term Incentive Plan (3)	0%	0%	2%
TOTAL	100%	100%	100%

Subtitles:
(1)	Benefits included here, when entitled:
a.	Health plan and/or dental plan
b.	Life Insurance
c.	A vehicle and respective expenses
d.	Private Pension Plan
e.	Vacations, 13th Salary, FGTS, Social Security
(2)	The amount informed here in relation to variable remuneration relates to the amount provisioned for in 2010, which will be paid on February 28, 2011.
(3)	Plan approved by the Board of Directors on August 25, 2010.

Year 2011 (Forecast)
Elements of Remuneration	Board of Directors	Fiscal Council	Statutory Executive Board Target	Statutory Executive Board Stretch Target
Fixed Remuneration	84%	83%	45%	36%
Benefits (1)	16%	17%	21%	20%
Variable Remuneration (2)	0%	0%	20%	23%
Long-Term Incentive Plan (3)	0%	0%	14%	22%
TOTAL	100%	100%	100%	100%

Subtitles:
(1)	Benefits included here, when entitled:
a.	Health plan and/or dental plan
b.	Life Insurance
c.	A vehicle and respective expenses
d.	Private Pension Plan
e.	Vacations, 13th Salary, FGTS, Social Security
(2)	The amount informed here in relation to variable remuneration may vary depending upon the target to be achieved. The Statutory Executive Board columns were split into two, as follows:
a.	Target: refers to the target amount, which denotes that the result achieved was a good one according to the performance indicators. Corresponds to the so-called “300 target” or “target”
b.
Maximum target: refers to the maximum amount to be achieved, if all the indicators related to that target are surpassed, according to their most challenging forecast. This corresponds to an outperformance target, which is also known as “target 500” or “stretch”.

(2)	Plan approved by the Board of Directors on August 25, 2010.

iii)           CALCULATION AND ADJUSTMENT METHODOLOGY FOR EACH OF THE ELEMENTS OF THE REMUNERATION

Fees

Fees are calculated and adjusted taking the following parameters into consideration:

•	Market data obtained by means of salary surveys for positions with similar responsibility, and taking into account the company’s positioning strategy regarding fixed remuneration (median)

•	Value of the position internally, in other words, by comparison with positions in other areas (internal impartiality)

•	Individual performance according to the assessment system used by the Company

•	Experience and maturity of the executive in the position held

•	Other potential factors, such as executives with a high potential for succession, retention risks, specific abilities and skills that are hard to find in the market.

Benefits

Benefits are determined and adjusted based on market practices, and according to the desired positioning for the fixed remuneration (median). The following table shows the benefits granted to each statutory body:

Year 2010

Executive Board	Board of Directors	Fiscal Council
Health Plan	Health Plan (1)	N/A
Dental Plan (1)	N/A	N/A
Group Life Insurance	N/A	N/A
Vehicle (2)	N/A	N/A
Private Pension Plan	N/A	N/A
Vacations / 13th salary / FGTS/ Social Security	N/A	N/A

Subtitle:
(1)	Only for those managers whose contracts include this benefit
(2)	Includes driver and vehicle expenses, for those managers whose contracts include this benefit.

Year 2011(Forecast)

Executive Board	Board of Directors	Fiscal Council
Health Plan	Health Plan (1)	N/A
Dental Plan (1)	N/A	N/A
Group Life Insurance	N/A	N/A
Vehicle (2)	N/A	N/A
Private Pension Plan	N/A	N/A
Vacations / 13th salary / FGTS/ Social Security	N/A	N/A

Subtitle:
(1)	Only for those managers whose contracts include this benefit
(2)	Includes driver and vehicle expenses, for those managers whose contracts include this benefit.

In addition to the direct benefits listed, for its managers, executives and person entrusted with management powers the Company takes out liabilities insurance ("D&O"), which should cost about R$ 2,100,000 in 2011. However, since the premium payable for this liabilities insurance (“D&O”) covers various executives and people entrusted with power to manage the Company, including among others (in a non-specific or segregated way) its Managers, there is no way for the Company to calculate the individual amounts paid on behalf of the Managers. Therefore, this item was not included in the remuneration tables contained in this reference form.

Variable Remuneration

The Executive Board’s Variable Remuneration is based on the profit sharing concept, where a reward target (‘target’ or ‘300 target’) is set in salary multiples and based on the company’s remuneration philosophy, to which pre-established targets are associated. The so-called “500 target” corresponds to the “stretch” or outperformance target”, which results in a 50% greater bonus than that paid in relation to the “300 target” or “target”. Targets are defined for financial and strategic indicators, and weighted in the following categories: i) company, ii) area, and iii) individuals. The indicators are revised on an annual basis in line with the company’s business strategies. CVA (Cash Value Added) and FCF (Free Cash Flow) were defined as the financial measures for 2010. The financial measures are based on the budget approved by the Board of Directors. The degree to which targets have been achieved is assessed at the end of the fiscal year and the resulting bonus is calculated, using a cumulative weighted formula. The final bonus may vary from 0 to 150% of the target. The bonus is paid in the month of February in the year following that used as the basis for assessing the results.

Rewards for Synergies

In addition to the Variable Remuneration, Fibria’s managers are eligible for an extra bonus program which is linked to the gains obtained by the company from synergy opportunities identified during the process of incorporation of Aracruz Celulose S.A. (“Aracruz”).

The program is aimed at ensuring that the Company captures the amount of Synergies diagnosed (all reductions in terms of costs/Capex or increases in terms of revenue that occurred or that will occur as a result of the merger between VCP and Aracruz) by December 2013, encouraging and rewarding company-wide teamwork, high performance and operational and organizational efficiency.

The maximum number of salaries that each executive can receive varies depending upon the area in which he/she works. The maximum bonus that can be received is 8.5 salaries for those areas that have a greater impact on the achievement of Synergies. For those areas that have a lower impact in terms of achieving Synergies the maximum bonus that can be received is 6,375 salaries.

The rewards program will last for 4 years, results being ascertained in 2010, 2011, 2012 and 2013, with the bonus payments being made in stages, as the results are achieved, in accordance with the table below:

Scenario Schedule of ascertainment and payment	2010	2011	2012	2013	2014
Ascertainment (right to)	50%	20%	20%	10%	-

Earnings for 2010 Payment in 2011, 2012 and 2014		20%	20%		10%

Earnings for 2011 Payment in 2012 and 2013			10%	10%

Earnings for 2012 Payment in 2013 and 2014				10%	10%

Earnings for 2013 Payment in 2014					10%

Disbursement in 4 years	-	20%	30%	20%	30%

The members of the Board of Directors, the Fiscal Council and of the Board of Directors Advisory Committees are not eligible for variable remuneration.

Long Term Incentives

The members of the Board of Directors and of the Fiscal Council are not eligible for long-term incentives.

Given Fibria’s new context, in 2009 creation of a new long-term incentive plan for the Executive Board was foreseen. The plan was approved by the Board of Directors on August 25, 2010, and the first grant came into effect as of 2009. The approved plan is based on the granting of financial bonuses called options1, based on appreciation in the Company’s value over the long-term, which, in turn, is based on its shares price on the stock exchange. Under the proposed plan, each year the Board of Directors, with advice from the People and Remuneration Committee, can create new grants under the plan (“programs”), determining which Officers are eligible, the number of stock options1 to be granted and the amounts involved. Under this plan, amount to be received is based on the average share price on the stock exchange during the 6 months prior to the granting date. In order to exercise his/her options the executive has to observe a 3-year grace period, during which he/she has to remain with the Company. If the executive is dismissed during this period, specific rules will apply to the options depending on the situation. After the grace period, the executive has 2 years to exercise his/her options. All options not exercised during this period will expire. The potential gain to the executive will be the difference between the share price on the date at which the option is exercised (average of the previous 6 months) and the exercise value, multiplied by the number of shares granted. At each grant, the Board of Directors will establish a minimum share appreciation target, below which there will be no reward. The maximum bonus that may be awarded is limited to twice the target bonus, in accordance with the Company’s remuneration strategy.

Bonus on Dismissal

A few Officers are eligible for a bonus for dismissal, with this having been contractually ratified at the time of the merger between Aracruz and VCP. The details of this policy are described below under item 13.12.

1  Option”, in this document, is a right to long term remuneration, not to be mistaken by stock option, since the Company does not have a “stock option” policy.

iv)          REASONS THAT JUSTIFY COMPOSITION OF REMUNERATION

Board of Directors Remuneration

As for the remuneration of the members of the Board of Directors, the main objectives are to attract Board-members who have the right sort of reputation and profile, ensuring that they have the necessary conditions to carry out their functions.

Executive Board Remuneration

The composition of the Executive Board’s remuneration, both in terms of the elements that make it up as well as in relation to the their weights, reflects:

•	Competitiveness on a market consisting of selected companies, which allows the Company to attract and retain executives with the necessary qualifications

•	Possibility of linking a significant part of total remuneration to the company’s results

•	Quest for a balance between the different parts of remuneration, which provides incentive for the generation of short, medium and long-term results within moderate risk levels

•	Possibility of obtaining a balance between short and long-term variable remuneration, with a view to generating sustainable annual results that lead to the creation of value for the shareholders.

13.1.c.  MAIN PERFORMANCE INDICATORS WHICH ARE TAKEN INTO ACCOUNT IN DETERMINING EACH ELEMENT OF REMUNERATION

In the case of Officers:

•	The fees are adjusted annually based on market research, the company’s results and on the individual performance, with the latter item being referenced to specific targets;

•
The annual variable remuneration depends upon financial and strategic indicators, which are set each year by the Board of Directors in accordance with the Company’s business plan. For the years 2010 and 2011, the corporate indicators (not the individual ones) established are Cash Value Added, Discounted Cash Flow, Synergies and Occupational Safety;

•	The new long-term incentives plan is directly related to the Company’s share price, in other words, to its market value.

The members of the Board of Directors are only eligible to receive fixed remuneration, not being subject to the performance indicators. The reasoning behind this format is as follows:

•	The members of the Board of Directors need total independence in order to analyze the Executive Board’s proposals. This avoids remuneration systems that could lead to situations of conflict;

•	The members of the Board of Directors are professionals with a huge amount of experience and with reputations that are well known in the market, and who have a track record of professional success.

The members of the Fiscal Council are also only eligible to receive fixed remuneration, and are thus unaffected by performance indicators, which are incompatible with the functions of this body.

13.1.d.  HOW REMUNERATION IS STRUCTURED IN ORDER TO REFLECT THE CHANGE IN PERFORMANCE INDICATORS,

In the case of the Executive Board:

•	The fees are adjusted annually based on market research, the company’s results and on the individual performance, with the latter item being referenced to specific targets;

•
As set out in item 13.1.b, the Executive Board’s variable remuneration is based on the profit sharing concept, where there is a reward target (“target”) which is set in terms of salary multiples and based on the company’s remuneration philosophy, and linked to pre-established targets. Targets are defined for financial and strategic indicators, and weighted in the following categories: i) company, ii) area, and iii) individuals. For each indicator there is a target range, which is correlated with a bonus range. The range’s midpoint (“300 target”) corresponds to the target bonus, which is paid if the targets are fully met (100% of the targets). If the targets are outperformed, the bonus increases up to a maximum limit of 150% of the target (“500 target” or “stretch”). There is a tolerance range (“100 target”) below which no bonuses are paid.

•	The long-term incentive plan is directly related to the Company’s share price, in other words, to its market value.

Under the plan approved, the number of stock options granted is calculated so that the executive will only be paid the bonus set out under the policy if one of the Company’s appreciation targets set by the Board of Directors is met. In the case of the target being outperformed, the bonus will increase proportionally, up to a maximum of 200% of the target.

The members of the Board of Directors and the Fiscal Council are only eligible to receive fixed remuneration, and are therefore unaffected by performance indicators.

13.1.e. HOW THE REMUNERATION POLICY OR PRACTICE ALIGNS WITH THE ISSUER’S SHORT, MEDIUM AND LONG-TERM INTERESTS

Fibria’s remuneration strategy is aimed at attracting, retaining and motivating qualified professionals to create and implement the business strategies that have been approved by the shareholders, and which lead to the generation of sustainable value. The mechanisms of the annual variable remuneration plan links the bonuses to financial growth measures, and short and medium-term results and value (CVA and FCF). The long-term incentive plan, which was approved by the Board of Directors on August 25, 2010, consists of a cash bonus based on the company’s appreciation, in accordance with the prices of its shares on the stock exchange, and after a predetermined period. Although this plan does not foresee any actual trading in shares, it ties remuneration to the future growth of the Company’s market value, in other words, the appreciation of its shares over the long-term. This in turn depends directly upon the growth and sustainability of the annual results achieved.

13.1.f.   EXISTENCE OF REMUNERATION PAID BY SUBSIDIARIES, AFFILIATES OR DIRECT OR INDIRECT CONTROLLING COMPANIES

Three of Fibria‘s managers, who are members of the Board of Directors of Veracel Celulose S.A., one of its affiliates, collectively received from this Company in 2010, total fees of fourteen thousand reais (R$14,000.00).

13.1.g. EXISTENCE OF ANY REMUNERATION OR BENEFIT LINKED TO THE OCCURRENCE OF ANY SPECIFIC CORPORATE EVENT, SUCH AS THE DISPOSAL OF THE ISSUER’S SHARE CONTROL

There is nothing in the contracts of Fibria’s managers that sets out any remuneration or benefit in connection with corporate events. However, according to the Company’s remuneration policy, the Board of Directors may, at its discretion, approve ex post bonuses of this type, if deemed necessary. Some Officers are also eligible for bonuses in the event of dismissal, as was mentioned in item 13.1.b.iii and explained in detail in item 13.12.

13.2.     WITH RESPECT TO THE REMUNERATION RECOGNIZED IN THE INCOME FOR THE LAST 3 FINANCIAL YEARS AND TO THAT FORECASTED FOR THE CURRENT FINANCIAL YEAR REGARDING THE BOARD OF DIRECTORS, STATUTORY BOARD AND AUDIT COMMITTEE, PREPARE A TABLE WITH THE FOLLOWING CONTENT:

Body: Board of Directors

			2011 (Forecasted)
Year	2009	2010	RV scenario in the Target Amount ("Target")	RV scenario in the Maximum Amount ("Stretch")
Number of members	5.25	3.00	3.00	3.00
Annual fixed remuneration	581,426.52	1,923,602.67	1,908,600.96	1,908,600.96
Base salary	559,948.00	1,472,666.64	1,452,600.00	1,452,600.00
Direct and indirect benefits	21,478.52	306,936.03	328,800.96	328,800.96
Remuneration for Committees	-	120,000.00	127,200.00	127,200.00
Others	-	-	-	-
Annual variable remuneration	N/A	N/A	N/A	N/A
Bonus	N/A	N/A	N/A	N/A
Result sharing	N/A	N/A	N/A	N/A
Remuneration for participation in Meetings	N/A	N/A	N/A	N/A
Commissions	N/A	N/A	N/A	N/A
Others	N/A	N/A	N/A	N/A
Post-employment benefits (1)	40,924.92	137,635.20	137,635.20	137,635.20
Benefits arising from ceasing to exercise the position	-	-	-	-
Stock-based remuneration	-	-	-	-
Total	622,351.44	2,061,237.87	2,046,236.16	2,046,236.16

Key:
(1)
As described on item 13.1.b.(i) there is no variable remuneration or share value-based remuneration policy or practice for the members of the Board of Directors, either for 2010 or regarding the forecast for 2011.

(2)	A former member of the Board of Directors, incorporator of one of the companies originating from Fibria, was appointed as a Director Emeritus and receives a monthly remuneration.

Body: Statutory Board

				2011 (Forecasted)
Year	2009	2010		RV scenario in the Target Amount ("Target")		RV scenario in the Maximum Amount ("Stretch")
Number of members	6.83	6.42		6.00		6.00
Annual fixed remuneration	9,896,086.91	12,369,175.04		11,724,705.38		12,787,127.72
Base Salary ("Fixed salary")	4,901,064.33	6,725,616.16		5,940,056.00		5,940,056.00
Direct and indirect benefits	4,995,022.58	5,643,558.88		5,784,649.38		6,847,071.72
Remuneration for Committees	-	-		-		-
Others	-	-		-		-
Annual variable remuneration	8,868,682.95	6,450,620.24		5,574,530.26		7,987,372.51
Bonus ("Variable Remuneration ")	4,273,939.00	5,536,165.64	(1)	4,825,684.50	(2)	7,238,526.75	(2)
Profit sharing	-	-		-		-
Remuneration for participation in Meetings	-	14,000.00		-		-
Commissions	-	-		-		-
Others	4,594,743.95	900,454.60	(3)	748,845.76	(8)	748,845.76	(8)
Post-employment benefits	23,132.09	35,485.39	(4)	-		-
Benefits arising from ceasing to exercise the position	-	4,788,411.32		6,683,842.19	(7)	6,683,842.19	(7)
Share-based remuneration	5,358,695.00	365,828.49		3,794,365.50	(5)	7,588,731.00
Total	24,146,596.95	24,009,520.49		27,777,443.33		35,047,073.42

Key:

(1)	The amount referring to (the “Variable Remuneration”) informed herein relates to the accrued amount for 2010. Pursuant to the policy, the payment will be made up to the end of February.
(2)	This amount refers to the bonus forecast (“Variable Remuneration”) for 2011 to be paid in February 2012.
(3)	It includes the bonus, at the Company’s discretion, paid to a former Executive and pursuant to a contractual provision agreed with the executive.
(4)	It refers to the extension of the medical care, for some months after dismissal, of executives who left the Company.

(5)
The stock-based remuneration forecast for 2011 was made, taking into account the plan approved by the Board of Directors: a) the scope of the grant would be in the maximum amount of the policy (which is twice as much as the “target”); and b) the report is made on an accrual basis (i.e. the remuneration reported may only be effectively paid as from January 2014).

(6)	Refers to the forecast of dismissals for 2011.
(7)	Refers to the forecast of payment of award for synergies, pursuant to the policy.
(8)	Refers to three executive officers who act as members of the Board of Directors of Veracel Celulose S.A.

Body: Fiscal Council

			2011 (Forecasted)
Year	2009	2010	RV scenario in the Target Amount ("Target")	RV scenario in the Maximum Amount ("Stretch")
Number of members	3.92	3.00	3.00	3.00
Annual fixed remuneration	334,209.00	360,645.55	397,703.52	397,703.52
Base salary	334,209.00	300,537.96	331,419.60	331,419.60
Direct and indirect benefits	N/A	60,107.59	66,283.92	66,283.92
Remuneration for Committees	N/A	N/A	N/A	N/A
Others	N/A	N/A	N/A	N/A
Annual variable remuneration	N/A	N/A	N/A	N/A
Bonus	N/A	N/A	N/A	N/A
Result sharing	N/A	N/A	N/A	N/A
Remuneration for participation in Meetings	N/A	N/A	N/A	N/A
Commissions	N/A	N/A	N/A	N/A
Others	N/A	N/A	N/A	N/A
Post-employment benefits	N/A	N/A	N/A	N/A
Benefits arising from ceasing to exercise the position	N/A	N/A	N/A	N/A
Share-based remuneration	N/A	N/A	N/A	N/A
Total	334,209,00	360,645.55	397,703.52	397,703.52
(1)
As described on item 13.1.b.(i), that there is no variable remuneration or share value-based remuneration policy or practice for the members of the Board of Directors, either for 2010 or regarding the forecast for 2011.

13.2.d.  AMOUNT, BY BODY, OF THE REMUNERATION OF THE BOARD OF DIRECTORS, STATUTORY BOARD AND AUDIT COMMITTEE

			2011 (Forecasted)
Year	2009	2010	RV scenario in the Target Amount ("Target")	RV scenario in the Maximum Amount ("Stretch")
Board of Directors	622,351.44	2,061,237.87	2,046,236.16	2,046,236.16
Statutory Board	24,146,596.95	24,009,520.49	27,777,443.33	35,047,073.42
Audit Committee	334,209.00	360,645.55	397,703.52	397,703.52
Total	25,103,157.39	26,431,403.91	30,221,383.01	37,491,013.10

13.2.e.  TOTAL REMUNERATION OF THE BOARD OF DIRECTORS, STATUTORY BOARD AND AUDIT COMMITTEE

			2011 (Forecasted)
Total Remuneration	2009	2010	RV scenario in the Target Amount ("Target")	RV scenario in the Maximum Amount ("Stretch")
Total (Board of Directors, Audit Committee and Statutory Board)	25,103,157.39	26,431,403.91	30,221,383.01	37,491,013.10

Note:

The remuneration amounts for executives do not include the members of Risk and Audit Committee, Finance Committee, People and Remuneration Committee and Sustainability Committee, in the amount of R$665,000 in 2010.

The number of members of each body above was calculated in accordance with the following formula: total number of members during 12 months / 12 months = number of members.

13.3.     WITH RESPECT TO VARIABLE REMUNERATION OF THE LAST 3 FINANCIAL YEARS AND TO THAT FORECASTED FOR THE CURRENT FINANCIAL YEAR REGARDING THE BOARD OF DIRECTORS, STATUTORY BOARD AND AUDIT COMMITTEE, PREPARE A TABLE WITH THE FOLLOWING CONTENT:

Body: Statutory Board

Year	2009	2010	2011
Number of members	10	6	6
Bonus ("Variable Compensation ")
Minimum amount forecasted in the plan	-	-	-
Maximum amount forecasted in the plan	5,265,868.67	6,645,975.00	7,238,526.75
Target amount	3,518,754.05	4,430,650.00	4,825,684.50
Accrued amount in income	4,273,938.00	5,536,165.64	N/A
Profit Sharing
Minimum amount forecasted in the plan	N/A	N/A	N/A
Maximum amount forecasted in the plan	N/A	N/A	N/A
Target amount (policy)	N/A	N/A	N/A
Amount actually paid	N/A	N/A	N/A

As previously described, there is no variable remuneration for the members of the Board of Directors and Audit Committee.

13.4.     WITH RESPECT TO THE STOCK-BASED REMUNERATION PLAN OF THE BOARD OF DIRECTORS AND STATUTORY BOARD, IN FORCE IN THE LAST FINANCIAL YEAR AND FORECASTED FOR THE CURRENT FINANCIAL YEAR, DESCRIBE:

13.4.a.  GENERAL TERMS AND CONDITIONS

As previously described, the long-term incentive plan for Management was approved by the Board of Directors on August 25, 2010. This plan is based on the grant of a financial award based on the company’s long-term appreciation, which is referenced by the variation on the quotation of its shares on a stock exchange. Annually, the Board of Directors, assisted by the People and Remuneration Committee, may create new grants under the plan (“programs”), determining the eligible Managers, the number of shares granted and the amounts involved. The exercise value is based on the average quotation of the share on a stock exchange during the 6 months preceding the date of grant. In order to exercise his/her options, the executive must comply with a 3-year vesting period, during which they must stay with the Company. In case of dismissal in this period, specific rules will apply to the options, as the case may be. After the vesting period, the executive will have two additional years to exercise his/her options. All non-exercised options within this period will expire. The executive’s potential gain will be the difference between the quotation of the share on the exercise date (average of the 6 previous months) and the exercise value, which is multiplied by the number of options granted. At each grant, the Board of Directors will set a minimum appreciation target for the shares, below which there will be no reward. The maximum reward is limited to twice as much as the target reward(“target”), which is based on the Company’s remuneration strategy.

13.4.b.  MAIN OBJECTIVES OF THE PLAN

•	Attraction and retention of executives
•	Alignment of interests with the shareholders’ in the creation of value
•	Long-term view

13.4.c.  HOW THE PLAN CONTRIBUTES TO THESE OBJECTIVES

The plan, approved by the Board of Directors, generates a potential gain to the executive (target award) based on the company’s remuneration strategy that consists of aligning the total direct remuneration with the third quartile of the market (75 percentile, 400 target). Therefore, it makes the total remuneration competitive to attract and retain talented professionals.

In order to exercise these options, the Officer must stay with the company during a three-year vesting period. In case of voluntary termination of employment contract, the officer loses the right to the unvested options . In this item, the plan reflects its objective of retention.

The target award (multiple monthly fees) is converted into a number of options through the potential gain or fair value that they represent. In order to calculate the potential gain of these options (future spread), an appreciation target for the share (and for the Company) is set, which takes into account the business plan growth forecast and the shareholder’s capital cost (Ke), as defined by the Board of Directors. Thus, the participant of the plan only realizes a gain equivalent to the target award (which is based on the market) if the Company obtains appreciation aligned with the shareholders’ expectations.

13.4.d.  HOW THE PLAN IS INSERTED IN THE ISSUER’S REMUNERATION POLICY

The plan is part of the total remuneration strategy, with significant weight in its composition, thereby generating the due focus of the executives on the Company’s long-term appreciation and, consequently, the creation of sustainable results.

13.4.e.  HOW THE PLAN ALIGNS WITH THE OFFICERS AND ISSUER’S INTERESTS IN THE SHORT, MEDIUM AND LONG TERMS

As described in the previous item, the plan approved by the Board of Directors has a significant weight in the total remuneration strategy for the Company’s Officers. Therefore, alignment and competitiveness of the executive’s total remuneration depend on the potential gains of the plan. These gains, in turn, are subject to the achievement of the Company’s appreciation targets, which are defined by the Board of Directors and aligned with the shareholders’ expectations. The company’s appreciation on a stock exchange, except for market volatility situations, is subject to consistent and positive growth and operating results. As the plan proposed by the Board of Directors should generally have annual grants of options, at market values, the focus continues to be on the future appreciation of the shares and of the Company.

Thus, so that the executive can keep his/her total remuneration competitive and aligned with the market, the generation of results and the Company’s continuous appreciation are required.

13.4.f.   MAXIMUM NUMBER OF SHARES INVOLVED

Not applicable because the above-mentioned long-term incentive plan does not result in actual granting of shares or stock option.

13.4.g. MAXIMUM NUMBER OF OPTIONS TO BE GRANTED

Not applicable because the above-mentioned long-term incentive plan does not result in actual granting of shares or stock option.

13.4.h. CONDITIONS FOR THE ACQUISITION OF SHARES

According to the concept adopted in the plan approved by the Board of Directors, there is no actual acquisition of shares or stock options. However, the participant should comply with a 3-year vesting period, counting from the date of grant of the right to make gains.

13.4.i.   CRITERIA TO ESTABLISH THE ACQUISITION OR EXERCISE PRICE

According to the concept adopted in the plan approved by the Board of Directors, there is no acquisition of shares. However, the (base) exercise value of the option is based on the average quotation of the share during the 6 months preceding the month of grant, adjusted for inflation.

13.4.j. CRITERIA TO ESTABLISH THE EXERCISE PERIOD

According to the plan approved by the Board of Directors, the exercise period is based on market practices and consists of:

•
A 3-year vesting period, counting from the date of grant, during which the executive must stay with the Company. Exceptionally, in the first grant of the plan approved by the Board of Directors, on August 25, 2010, with respect to 2009, early exercises of 33% of the options, at each reference date of grant, was permitted.

•	A 5-year maximum exercise period (effectiveness of the option) as of the date of grant.

13.4.k. FORM OF SETTLEMENT

Within the exercise period, the executive may, during the periods established, exercise his/her options and, doing so, he/she will receive it in cash, not in shares. The executive’s potential gain will be the difference between the quotation of the share on the exercise date (average of the 6 previous months) and the exercise price, which is multiplied by the number of options granted.

13.4.l. RESTRICTIONS ON THE TRANSFER OF SHARES

Not applicable because the long-term incentive plan does not result in actual granting of shares or stock options and, therefore, restriction on the transfer of shares does not apply.

13.4.m. CRITERIA AND EVENTS THAT, WHEN VERIFIED, WILL CAUSE THE SUSPENSION, CHANGE OR EXTINCTION OF THE PLAN

No such forecast is included in the plan approved by the Board of Directors.

13.4.n. EFFECTS OF MANAGER’S WITHDRAWAL FROM THE ISSUER’S BODIES ON HIS/HER RIGHTS SET FORTH IN THE STOCK-BASED REMUNERATION PLAN

The policy approved by the Board of Directors sets forth the following effects:

Event	Non-convertible options ("Unvested Options ")	Convertible options ("Vested Options")

Voluntary termination of employment contract	Options are cancelled	The participant will exercise his/her outstanding options within 30 days of the notice of termination of employment contract.

Termination with cause	Options are cancelled	Options are cancelled

Termination without cause	The number options will be brought forward in proportion to the period worked during the effectiveness of the program (5 years).	The participant will exercise his/her outstanding options within 30 days of the notice of termination of employment contract.

Death, retirement or permanent disability	The vesting period will be brought forward for all the options.	The vesting period will be brought forward for all the options.

As previously described, it’s important to highlight that the Company’s  long-term incentive plan is merely based on the value of the shares and does not result in actual granting of shares or stock options. The options referred to in the plan are a mere reference to the calculation of the remuneration, which is paid in cash.

13.5. INFORM THE QUANTITY OF SHARES DIRECTLY OR INDIRECTLY HELD, IN BRAZIL OR ABROAD, AND OTHER SECURITIES CONVERTIBLE INTO SHARES, ISSUED BY THE ISSUER, THEIR DIRECT OR INDIRECT CONTROLLING SHAREHOLDERS, SUBSIDIARIES OR COMPANIES UNDER COMMON CONTROL, BY MEMBERS OF THE BOARD OF DIRECTORS, STATUTORY BOARD OR AUDIT COMMITTEE, GROUPED BY BODY, ON THE CLOSING OF THE LAST YEAR

Issuer: Fibria Celulose S.A.

Body	Securities	Quantity

Board of Directors	Common shares	3,406

Management	Common shares	15,970

Audit Committee	N/A	N/A

The members of the Board of Directors, Statutory Board or Audit Committee do not hold securities issued by direct or indirect controlling shareholders of the Company, subsidiaries or companies under common control.

13.6. WITH RESPECT TO THE STOCK-BASED REMUNERATION RECOGNIZED IN THE INCOME FOR OF THE LAST 3 FINANCIAL YEARS AND TO THAT FORECASTED FOR THE CURRENT FINANCIAL YEAR REGARDING THE BOARD OF DIRECTORS, AUDIT COMMITTEE AND STATUTORY BOARD, PREPARE A TABLE WITH THE FOLLOWING CONTENT:

Body: Statutory Board of Executive Officers

Financial Year	2009	2010	2011

Body	Board of Directors

Number of members	6	6	6

With respect to each stock option grant :

i. Date of grant	01/01/2009	01/01/2010	01/01/2011

ii. Quantity of options granted	421,631	223,207	N/A

iii. Term for the options to become exercisable	01/01/2012	01/01/2013	N/A

iv. Maximum term for the exercise of the options	12/30/2013	12/30/2014	N/A

v. Term of restriction on the transfer of shares	N/A	N/A	N/A

vi. Average weighted exercise price of each of the following groups of options:			N/A

Outstanding options in the beginning of the financial year	R$ 27.55	R$ 27.55	N/A

Options lost during the financial year	N/A	N/A	N/A

Options exercised during the financial year	N/A	N/A	N/A

Options expired during the financial year	N/A	N/A	N/A

Fair value of the options on the date of grant	R$ 8.48 per option	R$ 12.82 per option	N/A

Potential dilution in case of exercise of all options granted	N/A	N/A	N/A

Note:

This item is not applicable to the Board of Directors.
It is worth emphasizing that, in the long-term incentive plan, company’s stock value-based remuneration plan, the payment is made in cash and not in shares.
It is important to emphasize that the long-term incentive plan does not result in actual granting of shares, so that the options granted in this plan are only for reference to calculate the remuneration, which is paid in cash.

13.7. WITH RESPECT TO THE OUTSTANDING OPTIONS OF THE BOARD OF DIRECTORS, AUDIT COMMITTEE AND STATUTORY BOARD AT THE END OF THE LAST FINANCIAL YEAR, PREPARE A TABLE WITH THE FOLLOWING CONTENT:

Body: Statutory Board

Body	Board of Directors

Number of members	6

With respect to the options not exercisable

i. Quantity	275,422 (1)

ii. Date for the options to become exercisable	01/01/2012 and 01/01/2013

iii. Maximum term for the exercise of the options	12/30/2013 and 12/30/2014

iv. Term of restriction on the transfer of shares	N/A

v. Average weighted exercise price	R$ 27.55

vi. Fair value of the options on the last day of the financial year	R$ 1.965 - R$ 1.962 - R$ 1.946

With respect to the exercisable options

i. Quantity	104,429 (2)

ii. Maximum term for the exercise of the options	12/30/2013

iii. Term of restriction on the transfer o shares	N/A

iv. Average weighted exercise price	R$ 27.55

v. Fair value of the options on the last day of the financial year	R$ 1.965 - R$ 1.962

vi. Fair value of the options on the last day of the financial year	205,047.00

Key:
(1)	Amounts accrued (33%) referring to the third portion of 2009 and balance accrued for 2010:
(2)	Amounts accrued (66%) referring to the first and second portions for 2009.

This item is not applicable to the Board of Directors.

Note: It is important to emphasize that the long-term incentive plan does not result in actual granting of shares, so that the options granted in this plan are only for reference to calculate the remuneration, which is paid in cash.

13.8. WITH RESPECT TO THE EXERCISED OPTIONS AND THE SHARES DELIVERED REFERRING TO THE STOCK-BASED REMUNERATION OF THE BOARD OF DIRECTORS AND STATUTORY BOARD IN THE LAST 3 FINANCIAL YEARS, PREPARE A TABLE WITH THE FOLLOWING CONTENT:

a.	Body
b.	Number of members
c.	With respect to the exercised options, inform:
i.	Number of shares
ii.	Average weighted exercise price
iii.	Total difference between the exercise price and the market price of the shares referring to the exercised options
d.	With respect to the shares delivered, inform:
i.	Number of shares
ii.	Average weighted acquisition price
iii.	Total difference between the acquisition price and the market price of the acquired shares

Not applicable, because, in the long-term incentive plan, the Company’s stock value-based remuneration plan, there is no actual granting of options and shares, which are only for reference to calculate the remuneration, which is paid in cash.

13.9. SUMMARY DESCRIPTION OF THE INFORMATION REQUIRED TO UNDERSTAND DATA DISCLOSED IN ITEMS 13.6 TO 13.8, SUCH AS THE EXPLANATION OF THE PRICING METHOD FOR SHARES AND OPTIONS, INDICATING, AT LEAST:

13.9.a. PRICING MODEL

To establish the value of the options related to the long term incentives plan, the Company will use the estatistical model known as Trinomial Trees. This model establishes the scenarios of hypothetical future prices (tree), for the behavior of the average share price (vertices or nodes) on specific dates (trunk) up to the option expiry date, thereby forming a tree of possibilities of value of the options.

The option prices of each the final nodes are calculated for each of these vertices (or nodes), with the incorporation of the specific conditions of the instrument. The values under each scenario are discounted at present value, in accordance with a risk-free interest curve. It is important to highlight that the discount at present value reflects the possibilities of exercise / no exercise in the node.

The presence of a Vesting Period, the fact that the option can be exercised at any time after the Vesting Period (American option over the average) and the need for a term structure, for risk-free interest rates and long-term volatility, are some of the reasons that make the pricing by trees the preferred model over the Black-Scholes models or Monte Carlo simulation.

It is important to note that the first grant of options of the long-term incentive program at Fibria refers to the financial year of 2009 and was approved by the Board of Directors on August 25, 2010.

13.9.b. DATA AND ASSUMPTIONS USED IN THE PRICING MODEL, INCLUDING THE WEIGHTED AVERAGE PRICES OF SHARES, EXERCISE PRICE, EXPECTED VOLATILITY, OPTION TERM, EXPECTED DIVIDENDS AND FREE-RISK INTEREST RATE

Even tough the Company uses the variation on stock price as a mere reference to cauculate the options, when using the tree model, the company expects to use the following variables:
•	Underlying Asset: Average Price (simple average) of the closing share prices over the last 6 months:
o	FIBR3 (for periods after 11/17/2009);
•	Option expiry date: 5 years after the date of grant.
•	Vesting:
o	For the first grant to the executive: 33.33% at the end of 12 months, 33.33% at the end of 24 months and 33.34% after 36 months.
o	For subsequent grants: Possible exercise as from36 months only.
•	Volatility: See item 13.9.d below.
•	Exercise Price: 27.55, which is defined by the board of shareholders and which reflects the company’s share appreciation target in relation to the targets.
•	Risk-Free Interest Rate: Prefixed Local Interest Rate Curve (Pre Curve).
•	Dividend Yield: Dividends expected for each share / share price.

13.9.c. METHOD AND ASSUMPTIONS USED TO INCORPORATE THE EXPECTED EFFECTS OF EARLY EXERCISE
As the method used is the Trinomial Tree Method, the conditions for early exercise are included in the building of the tree and reflected in the price of the instrument and, therefore, no closed formulas are adjusted.

13.9.d. FORM OF DETERMINATION OF EXPECTED VOLATILITY

The company makes use of modifications in the historical volatility of the instrument. The fact that FIBR3 share does not have a liquid market for options makes it impossible to adopt the implied long-term market volatility. Therefore, three-year data (VCPA4 e FIBR3) are used, by calculating the average 6-month volatility.

As the underlying asset is not the share itself, but its 6-month average, changes in the historical price volatility should be made, i.e., the average volatility always tends to be lower than the asset volatility.

One of the ways to solve this is to calculate the average price volatility or to make corrections in the first and second moments (M1 and M2) of the asset price (Turnbull and Wakenmann’s formula).

It is worth emphasizing that relevant future events expected by the company require discretionary corrections in the volatility used (increases). These events are not necessarily reflected in the behavior of historical prices. Even though this case has not yet happened to the new FIBR3 share, the company is aware of the fact that it will make upward adjustments in the volatility under these assumptions.

The historical volatility is extrapolated for the total period of existence of the option and is used in the model. In low volatility market periods, verifications should be made concerning the convenience of maintaining the current volatility, considering that this condition will not last until the amounts become payable.

Similarly, the methodology of this type of correction will be included in the appropriate chapter that marks the long-term incentive plan in the guidelines and internal rules of the variable compensation plan.

13.9.e. IF ANY OTHER CHARACTERISTIC OF THE OPTION HAS BEEN INCORPORATED IN THE MEASURING OF ITS FAIR VALUE

After the vesting period, the option may be exercised only in specific periods (one week per month) and not on any day within the period. This correction was included in the building of the tree.

13.10. WITH RESPECT TO THE PENSION PLANS IN EFFECT GRANTED TO THE MEMBERS OF THE BOARD OF DIRECTORS AND STATUTORY BOARD, PROVIDE THE FOLLOWING INFORMATION IN TABLE FORMAT:

In 2010, sponsor’s contributions were made only to Funsejem – Fundação Senador José Ermírio de Moraes.

For the purpose of clarifying these amounts, the Company states them in the following table:

Body	Board of Directors

Number of participating members	6 (1)

Plan name	Votorantim Prev

Quantity of participating executives that meet the requirements to retire	2

Conditions for early retirement	0

Restated amount of the contributions accumulated in the pension plan up to the closing of the last financial year, net of the portion referring to the contributions made directly by the executives	3,023,621.02

Total accumulated amount of the contributions made during the last financial year, net of the portion referring to the contributions made directly by the executives	471,685.00 (2)

If there is the possibility of early redemption and the conditions to do so	No

Key:
(1)	The number of members included in this table refers to the number of executives who were in full performance of their duties as of December 31 of the reference year.
(2)
The contributions listed refer to the executives and their balances as of December 31, 2010. If i) the executives withdrew from the plan when leaving the company, or ii) when retiring, or even iii) if they were dismissed from the body and, therefore, were not executives of the Company as of December 31, 2010. The balance reported herein does not include the members of the Board of Directors and Audit Committee.

13.11. IN TABLE FORMAT, INDICATE, FOR THE LAST 3 FINANCIAL YEARS, WITH RESPECT TO THE BOARD OF DIRECTORS, STATUTORY BOARD AND AUDIT COMMITTEE:
a. Body
b. Number of members
b. Amount of the greatest individual remuneration
d. Amount of the smallest individual remuneration
e. Average amount of the individual remuneration

Information not disclosed based on an injunction granted by the Judge of the 5th Federal Court, Judiciary Section of Rio de Janeiro, in case No. 2010.5101002888-5, which was filed by Instituto Brasileiro de Executivos de Finanças (Brazilian Institute of Financial Executives or IBEF), Rio de Janeiro, an institution of which part of the executives of the Company is a member.

13.12. DESCRIBE THE CONTRACTUAL ARRANGEMENTS, INSURANCE POLICES AND OTHER INSTRUMENTS THAT STRUCTURE THE REMUNERATION OR INDEMNIFICATION MECHANISMS FOR THE EXECUTIVES IN CASE OF DISMISSAL FROM THE JOB OR RETIREMENT, INDICATING THE FINANCIAL CONSEQUENCES TO THE ISSUER

There are Managers who are eligible for indemnification in case of dismissal from the job, when on the initiative of the Company or in case of retirement. The maximum total indemnification payable by the Company under these circumstances amounted to R$5,586,000.00 as of December 31, 2010.

There are no members of the Board of Directors and Committees eligible for this type of indemnification.

13.13. WITH RESPECT TO THE LAST 3 FINANCIAL YEARS, INDICATE THE PERCENTAGE OF TOTAL REMUNERATION OF EACH BODY RECOGNIZED IN THE ISSUER’S INCOME REFERRING TO THE BOARD OF DIRECTORS, STATUTORY BOARD OR AUDIT COMMITTEE THAT ARE PARTIES RELATED TO THE DIRECT OR INDIRECT CONTROLLING SHAREHOLDERS, PURSUANT TO THE ACCOUNTING RULES THAT ADDRESS THIS MATTER

The members who currently make up, and who have made up both the Board of Directors and the Audit Committee of the Company for the last 3 years, are not parties related to the direct or indirect controlling shareholders of Fibria.

With respect to the Board of Directors of Fibria, all members appointed by the shareholders of Votorantim Investimentos Industriais S.A. and BNDES Participações S.A., signatories of the Shareholders’ Agreement, waived the right to remuneration for the exercise of the above-mentioned duties.

Therefore, in relation to the last 3 financial years, no remuneration attributed to the members of the Board of Directors or Audit Committee was recognized in the issuer’s income, who are parties related to the direct or indirect controlling shareholders of the Company.

13.14. WITH RESPECT TO THE LAST 3 FINANCIAL YEARS, INDICATE THE AMOUNTS RECOGNIZED IN THE ISSUER’S INCOME AS REMUNERATION PAID TO THE MEMBERS OF THE BOARD OF DIRECTORS, STATUTORY BOARD OR AUDIT COMMITTEE, GROUPED BY BODY, FOR ANY REASON OTHER THAN THE POSITION THEY HOLD, SUCH AS COMMISSIONS AND CONSULTING OR ADVISORY SERVICES PROVIDED

Not applicable because no member of the Board of Directors, Statutory Board or Audit Committee received any remuneration resulting from reasons other than the position they hold.

13.15. WITH RESPECT TO THE LAST 3 FINANCIAL YEARS, INDICATE THE AMOUNTS RECOGNIZED IN THE INCOME OF THE ISSUER’S DIRECT OR INDIRECT CONTROLLING COMPANIES, COMPANIES UNDER COMMON CONTROL AND SUBSIDIARIES AS REMUNERATION TO THE MEMBERS OF THE BOARD OF DIRECTORS, STATUTORY BOARD OR AUDIT COMMITTEE, GROUPED BY BODY, SPECIFYING THE REASON SUCH AMOUNTS WERE PAID TO THESE INDIVIDUALS

Three managers of Fibria, who participate in the Board of Directors of Veracel Celulose S.A., one of its subsidiaries, jointly received global remuneration in the amount of fourteen thousand Reais (R$14,000.00) from this Company, in 2010.

13.16.	PROVIDE OTHER INFORMATION THAT THE ISSUER MAY DEEM RELEVANT

Even though it is not provided for in their employment contracts as a post-employment benefit or benefit for ceasing to exercise the position, some members of the Board of Directors of former VCP, due to their extensive experience and deep technical knowledge, be it in the industry of pulp and/or paper, be it in forestry and port planning and development, have been hired to provide Fibria with advisory services, after their dismissal from the Company.

These service agreements do not establish any employment relationship of the professional with the Company, and may be entered into with any professional or company operating in the market. However, the hiring of the above-mentioned professionals’ services was chosen not only due to their technical knowledge and significant experience, but also due to their broaden knowledge of the organization itself, which optimizes and speeds up the development of the work. It is worth noting that it is neither a policy of the company, nor a practice mandatorily applicable to all cases, once there have been dismissals without this type of agreement a posteriori.

Throughout 2010, these agreements generated total expenses of R$547,733.35, an amount compatible with that charged in the advisory market for services of the same nature.

Annex III

Qualification of the candidates to the board of directors and fiscal council
(Items 16.6 to 12.10 of CVM Ruling 480/2009)

12.6 / 8  - Professional experience and composition of the Management and Audit Committee

Alexandre Gonçalves Silva – 65 years old – Engineer – CPF: 022.153.817-87

Academic Background: Graduated in Mechanical Engineering from PontifíciaUniversidadeCatolica do Rio de Janeiro - PUC/RJ.

Professional Experience: Mr. Alexandre Silva is a member of the Administration Board of Fibria Celulose S.A. Over the past five years, he served as CEO of General Electric do Brazil Ltda, a company subsidiary of General Electric Corporation, working in various industrial, financial and media areas, being responsible for the supervision of the company’s business in Brazil. In addition, he served as a member: (i) of the Administration Board of Equatorial Energia S.A., a publicly held company whose main activity is investment in companies in the energy sector, (ii) Administration Board of TAM S.A., a publicly held company whose main activity is the passenger and cargo air transport, and (iii) Administration Board of Foundries Tupy S.A., a publicly held company whose main activity is the manufacture of casting parts for the automotive industry.

None of the companies mentioned above, except for its own, is part of the economic group of Fibria Celulose S.A.

Alexandre Silva D’Ambrosio – 47 years old – Attorney – CPF: 042.170.338-50

Academic Background: Graduated in Law from the Universidade de São Paulo (University of São Paulo). Master’s Degree in Law from the Harvard Law School (LL. M’86), and Master’s Degree in Comparative Law from the National Law Center at George Washington University (MCL ‘89).

Professional Experience: Mr. Alexandre D’Ambrosio is a member of the Administration Board of Fibria Celulose S.A. Over the past five years, he served as General Counsel and as Corporate Director of VotorantimParticipações S.A. He also served as Director of Legal Department of VPAR and also held the position of Member of Administration Board of Aracruz. Before joining the Votorantim Group, Mr. Alexandre  D’Ambrosio held, from 2001 to 2003, the position of Vice-President of legal issues and corporate context of the Global Village Telecom Ltda. - GVT in Brazil, and from 1999 to 2001, he served as General Counsel of TelemigeTelenorteCelular S.A., in Brazil.

It is worth noting that Mr. Alexandre D’Ambrosio worked in the corporate law area in the United States, from 1986 to 1996, as associate and partner in a prestigious law firm in Washington, DC and New York. For this reason, he is registered in the Brazil Bar Association and in the American Bar Association – by the state of Columbia – in addition to be a member of the International Trade Court in New York.

Of the companies mentioned above, only the Global Village Telecom Ltda. – GVT and Telemig and TelenorteCelular S.A. is not part of the economic group of the issuer. The CompanywasincorporatedbytheCompany.

André Biazus – 45 years old – Business Administrator – CPF: 362.655.190-34

Academic Background: Graduated in Business Administration from UniversidadeCândido Mendes (Cândido Mendes University) and in Marketing from EscolaPaulista de Propaganda e Marketing – ESPM (Superior School of Advertising and Marketing), and has an executive MBA in Finance from InstitutoBrasileiro de Mercado Capital – IBMEC (Brazilian Institute of Capital Market) Business School.

Professional Experience: Mr. André Biazus is a Deputy Member of the Administration Board of Fibria Celulose S.A. Over the past five years, Mr. André Biazus served as Head of Department and Operational Manager of Pulp and Paper Department of BancoNacional de DesenvolvimentoEconomico e Social – BNDES. His assignments, in office, are to promote, organize and monitor the development of projects related to the sectors of pulp and paper and forest products, and develop institutional actions aimed at building partnerships and coordination with other entities and public and private bodies, observing the guidelines and Operational Policies of BNDES. He also incorporated the Administration Board of Klabin S.A., acting as Deputy Member.

None of the companies mentioned above, except its own, is part of the economic group of Fibria Celulose S.A.

Antonio Luiz Pizarro Manso -65 years old – Engineer – CPF: 067.464.467-00

Academic Background: Graduated in Mechanical Engineering from PontifíciaUniversidadeCatolica do Rio de Janeiro – PUC/RJ, with Degree in executive MBA in Finance from the InstitutoBrasileiro de Mercado de Capitais – IBMEC.

Professional Experience: Mr. Antonio Manso is a Deputy Member of the Administration Board of Fibria Celulose S.A. Over the past five years, he served as Financial Vice-President and Vice-President of Relations with Investors (CFO) of Embraer. In addition, he held the position of Counselor of the Adminsitration at ItapoáTerminaisPortuários S.A., a privately held corporation, whose main activity is the operation of private container ports as well as BancoCaixaGeral doBrasil S.A.

None of the companies mentioned above, except its own, is part of the economic group of Fibria Celulose S.A.

There is a legal agreement signed by Mr. Antonio Luiz Pizarro Manso (PAS 22/2006 - filed):

Regarding said PAS, it is an administrative investigation prosecuted to find out possible lack of disclosure of information, by Embraer - EmpresaBrasileira de Aeronáutica S.A. related to the relevant facts of January 13th, 2006, January 16th, 2006 and January 19th, 2006. At the time, the Investigation Committee proposed accountability by Antonio Luiz Pizarro Manso, then Director of Relations with Embraer Investors, for not having proceeded with due diligence, for not having anticipated the disclosure to the market of the restructuring project of the capital of Embraer, with the admission of its shares on the New Market.

It must be noted that the determination for the filing of this administrative process was through the CVM’s decision, dated October 28th, 2008 (Reg. No. 6152/08), since it was verified the compliance of the conditions of the agreement signed by Luiz Antonio Pizzaro Manso (this term was approved in a meeting of the Board, on August 12th, 2008, under the PAS 22/2006.

Armando Mariante Carvalho Júnior – 61 years old – Engineer – CPF: 178.232.937-49

Academic Background: Graduated in Chemical Engineering from Universidade Federal do Rio de Janeiro – UFRJ (Federal University of Rio de Janeiro), and was conferred with a Master’s Degree in Industrial Engineering from the UniversidadeCatólica do Rio de Janeiro – PUC/RJ and in Business Administration from London Business School.

Professional Experience: Mr. Armando Carvalho is a Member of the Administration Board of Fibria Celulose S.A. Over the past five years, he served as Director responsible for the Areas of Industry and Foreign Trade of BancoNacional de DesenvolvimentoEconomico e Social – BNDES, and held the position of Vice-President of BNDES, being responsible for Areas of Industry, International and Foreign Trade, in addition to the responsibilities as Vice-President of BNDES, as a replacement for President.

None of the companies mentioned above, except its own, is part of the economic group of Fibria Celulose S.A.

Eduardo Rath Fingerl – 56 years old – Engineer – CPF: 373.178.147-68

Academic Background: Graduated in Industrial Engineering from Universidade Federal do Rio de Janeiro – UFRJ, and was conferred with a Master’s Degree in Industrial Engineering from the Institute of Post-Graduate Program and Research in Administration from the Universidade Federal do Rio de Janeiro (COPPEAD)

Professional Experience: Mr. Eduardo Fingerl is a Full Member of the Administration Board of Fibria Celulose S.A. Over the past five years, he served as Director of the Areas of Capital Markets, Capital Entrepreneur and Environment in BancoNacional de DesenvolvimentoEconômico e Social – BNDES. In addition, he was a member of: (i) Advisory Board of the Brazilian Association of Venture Capital and Private Equity – ABVCAP (ii) the Board of “The New Club of Paris”, (iii) the Guidance Committee of Amazon Fund – COFA (iv) Director Board of the Brazilian Institute of Capital Markets – IBMEC, besides having been a representative of BancoNacional de DesenvolvimentoEconomico e Social – BNDES in the Brazilian Institute of Corporate Governance.

None of the companies mentioned above, except its own, is part of the economic group of Fibria Celulose S.A.

Gilberto Lara Nogueira – 61 years old – Business Administrator– CPF: 386.364.768-87

Academic Background: Graduated in Mechanical Engineering from Escola de EngenhariaMauá (Mauá Engineering School) and in Business Administration from FundaçãoGetulio Vargas – FGV (Getúlio Vargas Foundation).

Professional Experience: Mr. Gilberto Nogueira is a Deputy Member of the Administration Board of Fibria Celulose S.A. Over the past five years, he served as Corporate Director of Human and Organizational Development at VotorantimParticipações S.A., and has been a member of the Administration Board of AracruzCelulose S.A.

Both the companies mentioned above belong to the same economic group of the issuer. Aracruz was incorporated by the Company.

João Carvalho de Miranda – 47 years old – Economist – CPF: 772.120.887-49

Academic Background: Graduated in Economicsfrom Pontifícia Universidade Católica do Rio de Janeiro. Post-Graduated in Business Administration from the Institute of Post-Graduate Program and Research in Administration by the Universidade Federal do Rio de Janeiro (COPPEAD). He completed the extension course at Wharton School of Business, University of Pennsylvania.

Professional Experience: Mr. João Miranda is Vice-President of Administration Board of Fibria Celulose S.A. Over the past five years, he served as Director of the Department of Finance and Market Relations of Votorantim Industrial S.A. Prior to joining the Votorantim group, in 2009, he was the Executive Vice-President of Global Banking at Banco Citibank S.A. of Brazil, from 2006 to 2009. In addition, Mr. João Miranda was also President of Citibank N.A. in Chile, from 2004 to 2006, as well as a Banking Corporate Leader of Citibank, N.A. in Brazil, from 1998 to 2004. Prior to 1998, he held everal positions at ING Barings and Aracruz.

Of the companies mentioned above, only Votorantim is part of the same economic group of the issuer. Aracruz was incorporated by the Company.

José Armando de Figueiredo Campos – 61 years old – Engineer – CPF: 127.674.506-06

Academic Background: Graduated in Engineering from Universidade Federal do Rio de Janeiro – UFRJ, and was conferred with the Master’s Degree in Industrial Engineering from the Escola de Minas de OuroPreto (EMOP/UFOP) and was conferred with an MBA Degree from Fundação Dom Cabral/INSEAD (Dom Cabral Foundation).

Professional Experience: Mr. José Armando Campos is a Member of the Administration Board of Fibria S.A. and President of the Administration Board of ArcelorMitalBrasil S.A. Over the past five years, he served as Executive President in the following companies: (i) Cia Siderúrgica de Tubarão – CST, and (ii) ArcelorBrasil S.A., a publicly held company, whose main activity is steel mill. In addition, he served as a Member of the Administration Board of ArcelorMittalBrasil, as well as a Member of the Administration Board of Banco do Estado doEspírito Santo S.A.-BANESTES.

None of the companies mentioned above, except its own, is part of the economic group of Fibria Celulose S.A.

José Luciano Duarte Penido – 62 years old – Engineer – CPF: 091.760.806-25

José Luciano Duarte Penido - 091.760.806-25

Academic Background: Graduated in Mining Engineering from Universidade Federal de Minas Gerais (Federal University of Minas Gerais).

Professional Experience: Mr. José Penido is President of the Administration Board of Fibria Celulose S.A. Over the past five years, he served as CEO and Member of the Administration Board of VotorantimCelulose e Papel S.A., current name of Fibria Celulose S.A.

José Luiz Braga –61 years old – Attorney – CPF: 198.494.437-15

Academic Background: Graduated from the Law School of UniversidadeCatólica de Petrópolis (Catholic University of Petrópolis) (1972), Post-Graduated in Business Law from UniversidadeCândido Mendes – RJ (1978), and Economic Law from Instituto de Estudos do Direito da Economia (Institute of Studies for Economic Law) (1983) .

Professional Experience: Mr. José Luiz Braga was a Legal Advisor of the City Hall of Petrópolis (1977/1979), Legal Director of Multiplic Group (1979/1991), Legal Director of AracruzCelulose S.A. (1994/2009) and Legal Director of Fibria Celulose S.A. (2009/2010). He is currently a partner at the Law Firm Bocater Camargo Costa e Silva – Advogados, and is an Assistant Professor of Commercial Law Course of the Law School of UniversidadeCatólica de Petrópolis, where he was conferred with a Teaching Degree.

Of the companies mentioned above, one must note that Aracruz was incorporated by the Company.

Maurício Aquino Halewicz – 37 years old – Accountant – CPF: 694.701.200-78

Academic Background: Graduated in Accounting from the Universudade Federal do Rio Grande do Sul (Federal University of Rio Grande do Sul) and in Economic Engineering from UniversidadePersbiteriana Mackenzie (Mackenzie Presbyterian University). He also has an MBA Degree in Corporate Finances from FundaçãoGetulio Vargas – FGV.

Professional Experience: Mr. Maurício Halewicz is a Deputy Member of the Administration Board of Fibria Celulose S.A. Over the past five years, he served as Corporate Director of RedeEnergia S.A., a publicly held company whose main activity is distribution, generation and sale of electricity. In addition, he was a Member of the Deliberative Board of RedePrev, private social security for employees of RedeEnergia S.A., whose main activity is to manage the social security funds of employees of RedeEnergia S/A.

None of the companies mentioned above, except its own, is part of the economic group of Fibria Celulose S.A.

Paulo Henrique de Oliveira Santos – 51 years old –Engineer – CPF: 034.880.428-80

Academic Background: Graduated in Production Engineering from the Faculdade de Engenharia Industrial (School of Industrial Engineering) and was conferred with a Master’s Degree in Business Administration from FundaçãoGetulio Vargas – FGV. He also completed in 2005 the “Owner/President Management Program” of the Harvard Business School.

Professional Experience: Mr. Paulo Henrique de Oliveira Santos is a Deputy Member of the Administration Board of Fibria Celulose S.A. Over the past five years, he served as Chief Executive Officer of VotorantimNovosNegócios – VNN, a private equity and venture capital company of Votorantim Group. Nevertheless, he held the position of President of the Administration Board of TivitTerceirização de Processos, Serviços e Tecnologia S.A, a publicly held company, listed on the New Market, whose main activity is the provision of integrated services of technology and information. In addition, he was a Member of the Administration Board of AracruzCelulose S.A.

The companies mentioned above, except for TivitTerceirização de Processos, Serviços e Tecnologia S.A., are part of the same economic group of the issuer. Aracruz wasincorporatedbytheCompany.

Raul Calfat – 57 years old – Business Administrator – CPF: 635.261.408-63

Academic Background: Graduated in Business Administration from FundaçãoGetulio Vargas (FGV). Attended the Management Development Program for senior executives at the International Institute for Management Development (IMD) in Switzerland.

Professional Experience: Mr. Raul Calfat is part of the Administration Board of Fibria Celulose S.A. In recent years, he served as General Manager, responsible for all industrial business of VotorantimInvestimentosIndustriais S.A. Moreover, he was Vice-President of Bracelpa, from 1996 to 2004, and was President of the Pulp and Paper Association of São Paulo, from 1993 to 1995. Previously, he held the position of President for the Company PapelSimão, company member of Fibra, where he began his career as a trainee in 1973.

Samuel de Paula Matos – 62 years old – Economist and Accountant – CPF: 069.815.428-20

Academic Background: Graduated in: (i) Economics, from Economics and Business Administration School of Universidade de São Paulo (University of São Paulo), and (ii) Accounting Science from FaculdadeTabajara (Tabajara School).

Professional Experience: Mr. Samuel Matos is a Deputy Member of the Administration and Coordinator Board of the Risks and Audit Committee of Fibria Celulose S.A. He served as an Independent Consultant and as Advisor for the Administration Board, Finance Board and Relations with Investors of Varig S.A., in issues regarding the relation with external auditors, preparation and dissemination of financial statements, including participation in the preparation of the Management Report. He was a partner of the Audit of Arthur Andersen and Member of its Administration Board, having attended in the Committee that led the integration of Arthur Andersen in Brazil with Deloitte, Touche, Tohmatsu. He served as CEO of Coopers & Lybrand in Brazil, Independent Auditing and Business Consulting Company, and, after the merger of the last one and Arthur Andersen, he served as COO of the new company being part of its Executive Committee. Nevertheless, he was partner in Deloitte’s Audit and Member of its Policy Committee. Finally, he held the position of President of the Risks and Audit Committee and Audit Committee of VotorantimCelulose e Papel S.A., a publicly held company whose main activity is the production of pulp and paper.

The companies mentioned above, except for Coopers & Lybrand in Brazil and Arthur Andersen, are part of the same economic group of the issuer.

Sérgio Duarte Pinheiro – 39 years old – Engineer – CPF: 108.435.178-16

Academic Background: Graduated in Civil Engineering from Escola de EngenhariaMauá and from the InstitutoBrasileiro de Mercado de Capitais – IBMEC. Moreover, Mr. Pinheiro has an MBA Degree in Finances from the William E. Yeson Graduate School of Business at the University of Rochester.

Professional Experience: Mr. Sérgio Pinheiro is a Deputy Member of the Administration Board of Fibria Celulose S.A. Over the past five years, he served as Director of Strategic Planning and Management of Votorantim Industrial, VID, which is the holding company responsible for the industrial business of the Votorantim Group, characterized by a diversified portfolio, namely: cement, pulp, metals, steel mill and orange juice. In addition, he served as Vice-President at Stern Stewart Ltda., a global financial consulting company. Finally, he was a Member of the Administration Board of the Audit Committee of Aracruz S.A.

The companies mentioned above, except for Stern Stewart Ltd., are part of the same economic group of the issuer. Aracruz wasincorporatedbytheCompany.

Sérgio José Suarez Pompeo – 28 years old – Economist – CPF: 094.449.797-76

Academic Background: Graduated in Economics and grated with a Master’s Degree in Economics from the Institute of Economics of Universidade Federal do Rio de Janeiro.

Professional Experience: Mr. SérgioPompeu is a Member of the Administration Board of Fibria Celulose S.A. Over the past five years he worked in the area of petrochemical profit sharing in Petrobras – PetróleoBrasileiro S.A. and as Manager of Capital Market at BNDES – BancoNacional de DesenvolvimentoEconomico e Social.

None of the companies mentioned above, except its own, is part of the economic group of Fibria Celulose S.A.

Wang Wei Chang – 63 years old – Engineer – CPF: 534.698.608-15

Academic Background: Graduated in Electrical Engineering from the EscolaPolitécnica de São Paulo. He was conferred with a Master’s degree in Industrial Engineering from the PontifíciaUniversidadeCatólica do Rio de Janeiro - RJ.

Professional Experience: Mr. Wang Chang is a Member of the Administration Board of Fibria Celulose S.A. Over the past five years, he served as Director of Risk Management of VotorantimParticipações, besides having held the position of Vice-President of Finance, Control and Relation with Investors for Perdigão companies. Nevertheless, he also served as: (i) Member of the Senior Advisory Board and Deputy Member of the Administration Board of Perdigão S.A., (ii) Controller Director of Banco Chase Manhattan S.A. in Brazil, (iii) Chief Financial Officer of Chase Manhattan Bank N.A. in Chile, (iv) Vice-President of Citibank N.A. in Brazil and Hong Kong.

None of the companies mentioned above, except its own, is part of the economic group of Fibria Celulose S.A.

Geraldo Gianini – 59 years old – Accountant – CPF: 531.905.488-20

Academic Background: Graduated in Accounting Science, and he was conferred with a Master’s Degree in Accounting and Financial Science from the PontifíciaUniversidadeCatólica de São Paulo - PUCSP.

Professional Experience: Mr. Geraldo Gianini holds the position as Deputy in the Audit Committee of the Company since April 28th, 2006. He also serves as: (i) Auditor-Partner of the company AUDIBANCO AuditoresIndependentes S/S, as the Technician Responsible for CVM and BACEN, (ii) a University Professor and Adviser for the Vice-Deanship of the PontifíciaUniversidadeCatólica de São Paulo - PUC-SP, and (iii) Legal Expert of the 10th Federal Tax Foreclosure Court of São Paulo.

He was part of the Audit Committee of the following companies: (i) Bombril S/A, as Deputy, from 2004 and 2005, (ii) ViaçãoAérea Rio – Grandense (“Varig”) from 2002 and 2004, (iii) ) VarigParticipaçõesemServiçosComplementares S/A from 2002 and 2006, (iv) VarigParticipaçõesemTransportesAéreos S/A from 2002 and 2006 (v) Banco do Estado de São Paulo S/A (“Banespa”) as Deputy from 2001 and 2004 and as Effective in 2004, (vi) Moulinex Brazil S/A in 2000, and (vii) Banco do Nordeste S/A (indicated by Banco Santander) as Deputy from 1998 and 1999. Besides Fibria, Mr. Geraldo Gianini is Adviser for the Regional Council of Accounting of the State of São Paulo (CRCSP).

None the companies mentioned above, with the exception of Fibria, is part of the Company’s economic.

José Ecio Pereira da Costa Júnior – 58 years old – Accountant and Business Administrator – CPF:  359.920.858-15

Academic Background: Graduated in Business Administration from the School of Business Administration of FundaçãoGetulio Vargas of Sã Paulo and in Accounting Science from Universidade São Judas Tadeu (São Judas Tadeu University).

Professional Experience: Mr. José Écio Junior serves as a Member of the Audit Committee of the Company since December 22nd, 2009. He also serves as: (i) Member of the Administration Board of Gafisa S.A., and (ii) President of the Audit Committee of the Zamprogna S.A. Imp. Com. Ind. And he was also the founding partner of JEPereiraConsultoriaemGestão de Negócios S/S, whose activity is focused on strategic management, consulting in the preparation of companies and their shareholders to work with the New Capital Market.

He is a Member of IBEF/PR - Brazilian Institute of Finance Executives of Paraná, having served in the biennia 2003/2004 and 2005/2006 as President. He is currently chairman of that entity.

He is also a Member of IBGC - Brazilian Institute of Corporate Governance and President of the Business Club - Business Center of Curitiba.

None of the companies mentioned above, with the exception of Fibria, is part of the the Company’s economic group.
Marcos de Bem Guazzelli – 40 years old – Accountant and Attorney –CPF:  577.456.920-91

Academic Background: Graduated in Accounting Science from the Universidade Federal of Rio Grande do Sul and in Law from the Law School of Curitiba. Mr. Guazzelli also holds an MBA in Controllership from FIPECAFI, Universidade de São Paulo.

Professional Experience: Mr. Marcos Guazzelli serves as Deputy of the Audit Committee of the Company since December 22nd, 2009. He also serves as: (i) Managing Partner of Guazzelli Contábil e Guazzelli Consultoria, Contabilidade e Tributos S.S. since 1999, and (ii) a Member of the Advisory Board of ManuliFitasa in Brazil.

Before composing the Audit Committee of Fibria, Mr. Marcos Guazzelli was: (i) Managing Director of AEG Assessoria Contábil S.S. Ltda. from 1999 to 2008, (ii) Audit Manager at KPMG Auditores Independentes and Arthur Andersen S/C from 1989 to 1999, (iii) Deputy Member of the Audit Committee of Datasul S.A., (iv) President of the Audit Committee of Tafisa Brazil S.A. from 2002 to 2007, and (v) Member of the Audit Committee of CompanhiaParanaense de Energia - COPEL from 2003 to 2004.

None of the companies mentioned above, with the exception of Fibria, is part of the Company’s economic group.

Eliane Aleixo Lustosa de Andrade – 48 years old – Economist – CPF: 783.519.367-15

Academic background: Doctor in Finance and Master in Economy from PUC – RJ.

Professional Experience: Ms. ElianeAleixoLustosa de Andrade is partner at TriscorpInvestimentosand is currently a member of the Novo Mercado Arbitration Chamber and member of IBGC - Brazilian Institute of Corporate Governance.

Shehasexperience as a memberoftheBoadofthefollowingcompanies: (i) Banco Investcred SA (Joint Venture Globex/Unibanco); (ii) Companhia de Tecidos Norte de Minas – COTEMINAS; (iii) Parque Temático Playcenter S.A.; (iii) Telet S.A.; (iv) Tele Norte Celular Participações S.A.; (v)Americel S.A.; (vi) Companhia Paulista de Força e Luz – CPFL; (vii) Instituto Cultural de Seguridade Social – ICSS; (viii) Perdigão S.A..

None of the companies mentioned above is part of the Company’s economic group.

Maria Paula Soares Aranha – 57 years old – Business Administrator (bank and savings) – CPF: 035.859.048-58

Academic background: graduated in Business Administration from EAESP – FundaçãoGetulio Vargas and holds aespecialization degree in Accounting Sciences from FGV-RJ and in Finances from EAESP-FGV. She also holds an MBA in Controllerand Mater in Controller and Accounting Sciences from FEA - USP.

Professional experience: Ms. Maria Paula Soares Aranhahas a wideexperience in several management positionsatBanco do Brasil.Currentlyacts as Planning andControllerSuperintendentof Aliança do Brasil Cia de Seguros (a companyrelatedto Banco do Brasil).

None of the companies mentioned above is part of the Company’s economic group.

Lucio Tameirão Machado – 50 years old– Accountant– CPF: 261.766.881-91

Academic background: Graduated in Accouting fromUnB.Mr. Machado holds a specialization degree in Managerial Accounting and Costs from FGV, and a MBA in Risks from USP and in Sustainable regional Development from INEPAD/UnB.

Professional Experience: Throughhisprofessionalcarrer, Mr Lucio Tameirão Machado tookseveralmanagerialpositionsat Banco do Brasil. He hasalsoacted as alternate Fiscal CouncilmemberatFundação Banco do Brasil and as effective Fiscal CouncilmemberofAssociação Atlética Banco do Brasil. Currently he is na alternate Fiscal Council member at Ativos S.A.

None of the companies mentioned above is part of the Company’s economic group.

12.9 - Existence of marital relationship, stable relationship and kinship to the second degree related to managers of issuer, subsidiary company and parent company

Justification for not completing the table:

There cannot be any of such relationships between (a) the company's managers, (b) the company's manager and managers of the subsidiaries company, direct or indirect, (c) managers of the company or its subsidiaries’, managers, direct or indirect, and parent company direct or indirect, and (d) the company's managers and managers of the parent companies, direct or indirect.

2.10 - Subordinate relations, rendering of service or control among managers and controlled entities, controlling shareholders and others

In the last three fiscal years there has not been established any subordinate relation, rendering of service or control among the Management of the Company and entities controlled direct or indirectly by the Company, and the Company’s direct or indirect controlling shareholder. There has not been established either any subordinate relation, rendering of service or control among the Management of the Company and its suppliers, clients, debtors or creditors of the Company, of its subsidiaries or controlling shareholders or controlled entities of these parties.

ANNEX IV

MANAGEMENT’S COMMENTS
(Item 10 of ICVM 480/2009)

10.1 Management’s Comments

10.1. a. FINANCIAL AND EQUITY CONDITIONS

Just as in 2009, Fibria achieved significant progress in 2010 regarding management of financial liabilities, with the purpose of enhancing cost and stretching debt and thus obtain a better matching of relevant maturities as a result of the generation of cash flow and optimization of capital structure.

Considering the results for the year ended December 31, 2010, during the Annual General Shareholders’ Meeting to be held on April 28, 2011, management will propose the distribution of dividends for the year ended December 31, 2010, in the amount of R$0.30 per share, totaling R$142 million.  Despite the results for the year ended December 31, 2009, in view of the commitments undertaken by the company, its level of indebtedness, financial liabilities management strategy and business plan, the Company management did not propose the distribution of dividends for that period, as provided for in Article 202, paragraph 4 of Law No. 6404/76. In the year ended December 31, 2010, the special reserve balance in the amount of R$122 million (R$0.26 per share) was transferred to current liabilities under “Dividends payable.”

Due to the continuity of the implementation of the Liability Management Plan, Fibria’s management believes that the operating cash flow will be sufficient to meet the financial commitments undertaken.  Regarding the financial commitments to be fulfilled in 2011, a major portion of the debt will be repaid with the company’s cash and cash equivalents, which amounted to R$2,072 billion as of December 31, 2010, corresponding to the sum of cash and cash equivalents and investments made in short-term securities.

The most relevant investments in noncurrent assets consist of the planting of forests and maintenance and expansion of our production units. Such initiatives are normally financed by long-term credit lines with the Banco Nacional de Desenvolvimento Econômico e Social (Brazilian National Economic and Social Development Bank, or BNDES) and other local and international financial partners, as well as the company’s internal cash generation.

Revenues derive primarily from sales of pulp and paper, through forestry exploitation and processing of hardwood pulp, printing and writing paper, and special papers.  Management sees positive and challenging perspectives for 2011, as important steps have already been taken to protect our business, reduce indebtedness and provide for resumption of investments in our production units and forests.  Conditions were developed in 2010 to capture the synergies resulting from the merger of former VCP and former Aracruz, with the implementation of the strategy to maintain Fibria’s competitive advantages and enable growth.

10.1.b. CAPITAL STRUCTURE AND POSSIBILITY OF REDEMPTION OF SHARES, INDICATING (I) EVENTS OF REDEMPTIONS; (II) FORMULA FOR CALCULATING REDEMPTION AMOUNTS

As of December 31, 2010, Fibria shareholders' equity totaled approximately R$15,404 billion, up by 22%, or R$329 million, against December 31, 2009.  Compared to 2008, shareholders' equity increased by 142%, or R$5,883 million, principally due to capital increase from the merger of Aracruz.

The company’s totally subscribed and paid-in capital stock comprises 467,934,646 registered common shares with no par value, as set forth in the table below:

Number of shares (thousand)	Dec. 31, 2010	Dec. 31, 2009	Dec. 31, 2008
Paid-in Capital
Common shares	467,935	467,935	105,702
Preferred shares	0	0	95,659
Total	467,935	467,935	201,361

There are no events of redemption of shares issued by the company, other than those legally provided for.

As of December 31, 2010, the company’s gross debt balance and cash position totaled R$12,022 million and R$2,205 million, respectively.  As a result, net debt as of December 31, 2010 corresponded to R$9,817 million.  In 2010, cash generation as measured by the EBITDA totaled R$2,749 million, corresponding to a net debt/EBITDA ratio of 3.6x.

In December 2010, the debt/equity ratio (third parties’ capital + shareholders’ equity) was 0.4:1, compared to 0.6:1 in December 2009 and 0.8:1 in 2008, which indicates the efforts of management to improve and adjust the company’s capital structure.

10.1.c. PAYMENT CAPACITY RELATED TO FINANCIAL COMMITMENTS UNDERTAKEN

Due to the continuity of its Liability Management Plan, Fibria’s management believes that the sum of operating cash flow and cash and cash equivalents will be sufficient to fulfill the financial commitments undertaken by the company.  Regarding the financial commitments to be fulfilled in 2011, debt service will primarily comprise cash and cash equivalents, which amounted to R$2,072 billion as of December 31, 2010, equivalent to the sum of cash and cash equivalents and short-term securities, as well as refinancing agreements at more attractive terms and costs.

Additionally, the company also counts on long-term financing lines as an alternative to support expansion projects and acquisitions.  Taking into account the current market scenario, management believes that said financing lines will remain available.  A positive factor for obtainment of such financing lines is the company’s credit quality ongoing evolution, which is evidenced by a strong reduction in leverage, improvement of debt profile regarding payment terms and costs, in addition to the positive evolution of ratings.

Risk ratings attributed to Fibria by Moody’s, Standard and Poors, and Fitch Ratings are as follows:

Ratings agency	Rating	Outlook	Date
Standard & Poor's	BB	Positive	Feb. 11
Fitch Ratings	BB+	Stable	Mar. 11
Moody's	Ba1	Positive	Feb. 11

10.1.d. SOURCES OF FINANCING FOR WORKING CAPITAL AND INVESTMENTS IN NON CURRENT ASSETS

Whenever needed, the company’s working capital is financed by means of ACCs/ACEs export credit transactions, as well as by Compror transactions, forfeiting and discount of letters of credit, when appropriate.

ACCs/ACEs export credit lines consist of financing transactions that are made available to exporting companies at quite competitive costs.  In turn, Compror transactions enable Fibria to fulfill the needs of its domestic clients for longer terms without having to use its own working capital.  Forfaiting transactions consist of discounting trade account receivables without recourse to the bank.

As of December 31, 2010, the company recorded liabilities of approximately R$67 million in ACCs/ACEs and R$77 million in Compror transactions.  As of December 31, 2009, the company recorded liabilities of approximately R$273 million in ACCs/ACEs and R$158 million in Vendor transactions.

Our most relevant investments in noncurrent assets consist of forestry planting and maintenance and expansion of our production units, which are essential for the continuity of the company’s business.  Said investments are financed by the company’s own cash flow, as well as the following bank credit lines: long-term BNDES lines and other financing taken with local and foreign financial partners.

10.1.e. SOURCES OF FINANCING FOR WORKING CAPITAL AND INVESTMENTS IN NON-CURRENT ASSETS INTENDED TO COVER LIQUIDITY NEEDS

According to management, the company will satisfactorily comply with its commitments.  In case of any mismatching between cash and cash equivalents and short-term maturities, the Company may contract new credit lines with financial institutions and allocate them to working capital and maintenance investments. Such credit agreements are negotiated on a case-by-case basis.

10.1. f. INDEBTEDNESS LEVEL AND CHARACTERISTICS OF DEBTS, INCLUDING DETAILS ON (I) RELEVANT LOAN AND FINANCING AGREEMENTS; (II) OTHER LONG-TERM RELATIONSHIPS WITH FINANCIAL INSTITUTIONS; (III) LEVEL OF SUBORDINATION AMONG DEBTS; AND (IV) POSSIBLE RESTRICTIONS IMPOSED ON THE COMPANY REGARDING INDEBTEDNESS LIMITS AND CONTRACTING OF NEW DEBTS, DISTRIBUTION OF DIVIDENDS AND DISPOSAL OF CONTROLLING INTEREST.

As of December 31, 2010, the balance of Fibria’s gross debt was R$12,022 million, R$2,065 million of which represented short-term debt and R$9,958 million, long-term debt.  Of the total gross debt, 68% was indexed to foreign currency.  When compared to 2009, the balance of Fibria’s gross debt was R$14,715 million, R$3,908 million of which represented short-term debts and R$10,807 million corresponded to long-term debts.  Of the total gross debt, 60% was indexed to foreign currency, R$890 million of which referred to the balance remaining from the debt originated from losses with Aracruz dollar-denominated derivatives in 2008. Such debt was settled in 2010.

Fibria’s cash position as of December 31, 2010, totaled R$2,205 million against R$3,968 million as of December 31, 2009. As a result, net debt as of December 31, 2010 was equivalent to R$9,817 million, compared to R$10,747 million in 2009.

As of December 31, 2010, the average cost of local currency bank debt was 8.9% p.a., while the cost of foreign currency debt was 5.9% p.a., taking into account the forward Libor and CDI curves.  As of December 31, 2009, the average cost of local currency bank debt was 9.04% p.a., while the cost of foreign currency debt was 6.33% p.a., taking into account the forward Libor curve.

The evolution of Fibria’s debt profile was the result of its liability management plan.

Indebtedness Management

The strategic management of Fibria’s financial liabilities recorded important progress. The purpose of such strategy was to match debt maturities to cash generation flow, optimize capital structure, resume growth strategy under favorable market conditions and recover investment level.  In 2010, our liability management plan consisted of the following transactions:

(i) sale of the Guaíba production unit, located in the State of Rio Grande do Sul. The transaction was the first action taken within the liability plan.  The sales amount of R$1,430 million was adjusted by US$48 million, corresponding to US$20 million in leased assets (with no effects in our cash) and US$28 million in amounts retained for purposes of adjustment of our physical forestry inventory, and are still to be confirmed.  Thus, the amount recorded for the sale of R$2,416 million generated capital gains of R$33,714, and was stated under "other operating revenues (expenses);”

(ii) funds raised abroad through the issuance of securities in October 2009, in the total of US$1.0 billion, maturing in 10 years and half-yearly coupon of 9.25% p.a.; and

(iii) funds raised in the amount of US$1,175 billion in December 2009, through pre-paid export lines in two tranches: US$750 million, with a 5-year maturity and grace period of 3 years and (b) US$425 billion, maturing in 7 years and with a grace period of 5 years. The two tranches bear quarterly Libor, plus 4.00% p.a. and 4.25% p.a., respectively, and mature in 2010 2011;

(iv) the amount of US$3.6 billion raised through the plan was used for early settlement of US$2.1 billion referring to debt from losses with Aracruz derivatives in 2008, as well as to cover 2010 and 2011 maturities, including debts deriving from the acquisition of Aracruz;

(v) in March 2010, we entered into an export prepayment agreement worth US$535 million in order to finance the existing debt at lower costs and longer terms;

(vi) on May 4, 2010, Fibria Overseas issued US$750 million in 2020 Notes with a 7.50% coupon p.a.;

(vii) subsequently to the price definition for Fibria 2020 Notes, we initiated an exchange offering for holders of Fibria 2019 notes. The migration to Fibria 2020 notes recorded a 94% acceptance rate;

(vii) in May 2010, we settled the remaining balance of debt from losses with Aracruz derivatives, in the amount of US$511 million.

(ix) in June 18, 2010, we entered into an export prepayment agreement with a banking union in the amount of U$600 million in order to settle debts that had been contracted at higher costs.

(x) in September 2010, we were granted certain export financing worth US$1.1 billion (or R$1,779 million upon maturity). This amount was partially used to pay US$1,175 million of our total long-term indebtedness, equivalent to the total amount of the outstanding principal of the “Fibria Export Prepayment Facility Agreement” dated November 25, 2009.

The aforementioned actions taken by our liability management resulted in significant improvements in the company’s debt profile.  The effects obtained resulted in lower exposure, stretching of average terms, lower average cost, and suppression of guarantees and other restrictive provisions, enabling a positive scenario for Fibria’s growth prospects.

Debt amortization schedule

The chart below represents the company's debt amortization schedule, which includes the settlement, in 2011, of the debt with former Aracruz shareholders, in the amount of R$1,441 million.

(chart)
Legend:
Amortization schedule
(r$ million)
National currency           “total”

10.1.f.I. RELEVANT LOAN AND FINANCING AGREEMENTS

The following are the company’s relevant loan and financing agreements’ features, as identified in item 12 of the Notes to the Standardized Financial Statements.  Information regarding the year ended December 31, 2008 was prepared in accordance with the accounting practices adopted in Brazil until December 31, 2009.

Financing

Short Term		Parent Company			Consolidated
Modality/purpose	Average annual charges (%)	2010	2009	2008	2010	2009	2008
In foreign currency
Export credit (prepayment)	4.4	4,296	355,644	293,164	42,967	434,781	676,669
Bonds - VOTO IV	8.5	788	1,584	-	788	1,584	-
Eurobonds (issued by VOTO III)	4.3	1,875	1,659	1,825	1,875	1,659	1,825
Eurobonds (issued by Fibria Overseas)	7.6	-	-	-	34,558	27,810	-
Export credit (ACC/ACE)	2.0	26,018	105,605	740,155	66,693	273,264	916,813
FINIMP	1.5	2,417	2,523	3,413	2,417	2,527	9,910
Leasing	2.9	2,381	4,771	12,187	4,189	8,393	21,156
Export credit (Finnvera)	4.7	-	-	-	39,089	40,331	-
Fixed Rate Notes				117,743			117,743
EIB Eurpo Inv. Bank	0.9				4,178	4,370	741
Debt from derivatives	8.5	-	-	-	-	-	24,899
Other

In local currency
Banco Nacional de Desenvolvimento Econômico e Social (BNDES)
TJLP	8.6	205,986	110,677	55,123	294,972	200,437	74,748
Currency basket	7.5	16,220	10,664	4,866	41,996	37,479	11,318
Leasing indexed to CDI	12.7	-	9,851	10,171	-	11,954	10,171
Rural credit notes	9.6	-	10,199	-	20,611	54,313	1,265
NCE in Reais	11.8	45,284	361,121	162,990	63,246	378,949	165,119
NCE double index		-	-	100,872	-	-	100,872
Debt from derivatives	12.7	-	-	-	-	-	15,420
Midwestern Fund	8.5	-	-	-	6,105	56	-

Total		305,265	974,298	1,502,509	623,684	1,477,907	2,148,669

Long term		Parent Company			Consolidated
Modality/purpose	Average Annual charges (%)	2010	2009	2008	2010	2009	2008
In foreign currency
Export credit (prepayment)	4.4	3,108,379	1,960,548	1,097,130	4,440,775	4,375,373	2,161,281
Bonds - VOTO IV	8.5	333,240	348,240	468,724	333,240	348,420	468,724
Eurobonds (issued by VOTO III)	4.3	97,445	89,380	123,497	97,445	89,380	123,497
Eurobonds (issued by Fibria Overseas)	7.6	-	-	-	2,896,617	1,741,200	-
Export credit (ACC)	2.0	-	52,236	-	-	76,784	58,425
FINIMP	1.5	2,154	4,774	9,793	2,154	4,774	9,793
Leasing	2.9	10,665	13,633	12,698	19,260	24,504	17,318
Export credit (Finnvera)	4.7	-	-	-	227,328	280,116	-
Debt from derivatives	8.5	-	-	-		890,449	366,862
EIB Eurpo Inv. Bank	0.9	-	-	-	694	5,078	1,563
Other	72% of CDI	-	-		-	-

In local currency
Banco Nacional de Desenvolvimento Econômico e Social (BNDES)
TJLP	8.6	1,100,176	1,118,901	180,052	1,246,757	1,334,097	285,004
Currency basket	7.5	120,864	127,590	37,123	170,542	196,035	62,462
Leasing indexed to CDI	12.7		33,347	42,161		33,347	42,161
NCE in Reais	11.8	413,476	20,832	-	455,555	80,583	9,547
Midwestern Fund	8.5	-	-	-	67,406	72,842	-
Debt from derivatives	12.7	-	-	-	-	-	182,581

Total		5,186,399	3,769,481	1,971,178	9,957,773	9,552,982	3,789,218

Below we highlight the most relevant loans and financing agreements referred to in the above table:

Export credit (Prepayment)

As of September 30, 2010, the company entered into an export credit agreement with eleven banks in the amount of US$800 million (then equivalent to R$1,355,360), with maturity dates running through to 2018 and initial interest rate of 2.755% p.a. above quarterly Libor, which can be reduced to 2.3%, depending on the company’s leveraging levels and rating.

As of September 29, 2010, the company entered into a bilateral export credit agreement in the amount of US$250 million (then equivalent to R$423,550), with maturity dates running through to 2020 and interest rate of 2.55% p.a. above half-yearly Libor.

As of September 30, 2010, the company entered into an export credit agreement with nine banks in the amount of US$600 million (then equivalent to R$1,080,900), with maturity dates running through to 2017 and initial interest rate of 2.80% p.a. above the quarterly Libor, which may be reduced to 2.40%, depending on the company’s leveraging levels and rating.

In March 2010, the company entered into a bilateral export credit agreement in the amount of US$535 million (then equivalent to R$956,152), with maturity dates running through to 2017 and interest rate of 2.95% p.a. above quarterly Libor, released in two tranches: US$314 million (then equivalent to R$558,991) in March and US$221 million (equivalent to R$389,310) in April.

In December 2009, the company raised US$1,175,000 (then equivalent to R$2,046,970) through export prepayment lines, in two tranches. Of this total, US$750 million (then equivalent to R$1,306,580) matured in 5 years and had a grace period of 3 years, and US$425 million (then equivalent to R$740,390) matured in 7 years and had a grace period of 5 years.  The interest rate is the quarterly LIBOR plus a spread of 4.00% p.a. on the US$750-million tranche, and 4.25% p.a. on the US$425-million tranche.

In July 2009, the company entered into an export credit agreement with Credit Suisse in the amount of US$54,000 (then equivalent to R$104,166), bearing interest of 100% of CDI plus 1% p.a., maturing in July 2012.

In September 2008, due to the creation of the Consórcio Paulista de Papel e Celulose (Paper and Pulp Consortium of the State of São Paulo, or Conpacel) as a result of the spin-off of Ripasa SA Celulose e Papel between former VCP (50%) and Suzano (50%), the company recorded, in its financial statements, the loans resulting from said spin-off and subsequent merger into former VCP, in the amount of US$83,000 (then equivalent to R$139,596), regarding prepayment agreements in the amount of US$73,000 and import financing of US$10,000, respectively, both maturing in 2012.

In May 2008, the company entered into an export credit agreement with Nordea Bank AB in the amount of US$50,000 (then equivalent to R$82,540), bearing interest of 0.68% p.a. above LIBOR plus 0.68% p.a., and maturing in May 2012. The credits are guaranteed by export agreements and matured within 48 months.  The proceeds were used to prepay outstanding export credit loans.

In April 2008, the company entered into a bridge loan with ABN AMRO Bank N.A. in the amount of US$200,000 (then equivalent to R$349,407), bearing interest of 0.08% p.a. above LIBOR, and maturing in September 26, 2008. This loan is guaranteed by financial investments in the same amount.  This agreement was extended to March 24, 2010, and the interest rate was changed to 5.0% p.a. above LIBOR.

In June 2007, the company entered into an export credit agreement with Banco Bilbao Vizcaya Argentina, in the amount of US$100,000 (then equivalent to R$195,217), bearing interest of 0.38% p.a. above LIBOR, and maturing in 2015.
In the second quarter of 2009, the spread was renegotiated and adjusted to the current market scenario and the rate has been fixed at 4.65% p.a. above LIBOR since December 31, 2009.
In September 2006, the company entered into an export credit agreement with a group of banks (ABN Amro Bank, Banco Santander Central Hispano and Banco Bradesco), in the amount of US$550,000 (then equivalent to R$1,195,810), bearing interest of 0.57% p.a. above LIBOR, and maturing from 2007 to 2014. The credits are guaranteed by export agreements and mature on the same dates as shipments.  The proceeds were used to prepay outstanding export credit loans. In the second quarter of 2009, the spread was renegotiated and adjusted to the current market scenario, and the rate has been fixed at 4.75% p.a. above LIBOR since December 31, 2009.

In July 2006, our wholly-owned subsidiary VCP Overseas Holding KFT entered into an export credit agreement with a group of banks in the amount of US$375,000 (then equivalent to R$816,075), bearing interest of 0.57% p.a. above LIBOR, and maturing from 2007 to 2014. The credits are guaranteed by export contracts and mature on the same date as shipments.   The proceeds were used for the early settlement of loans related to outstanding export credits. In the second quarter of 2009, the spread was renegotiated and adjusted to the current market scenario, and the rate has been fixed at 4.75% above LIBOR since December 31, 2009.

b) Loan - VOTO III (Eurobonds)

On January 16, 2004, VPAR’s wholly-owned subsidiary, Votorantim Overseas Trading Operations III (VOTO III), raised US$300 million (then equivalent to R$873,000), bearing interest rate of 4.25% and maturing in 10 years. The company received 15% of the funds raised, that is, US$45 million, then equivalent to R$131,000.

c) Loan - VOTO IV (Eurobonds)

On January 24, 2005, Votorantim Overseas Trading Operations Limited IV - VOTO IV, a jointly-owned subsidiary with Votorantim Participações, raised US$400,000 (then equivalent to R$955,000), bearing interest rate of 8.5% and maturing on June 24, 2020. The company received 50% of the funds raised, that is, US$200,000, then equivalent to R$477,000.

d) Fibria 2019 and Fibria 2020 Loans (eurobonds)

In May 2010, the company, through its international subsidiary, Fibria Overseas Finance Ltd., raised US$750 million on the international market ("Fibria 2020", equivalent to R$1,339,650), maturing in 10 years and with repurchase option as from 2015. Interest of 7.5% p.a. is paid on a half-year basis.

In October 2009, the company, through its international subsidiary, Fibria Overseas Finance Ltd., raised US$1 billion on the international market ("Fibria 2019", equivalent to R$1,744,000), maturing in 10 years and bearing interest rate of 9.25% p.a. In May 2010, the company offered to exchange Fibria 2019 for Fibria 2020 loans in order to adjust the interest curve, enhance securities liquidity, and make covenant clauses more, in line with the new reality of the company.  The adhesion to the exchange offering corresponded to 94% of the initial amount.

The effective interest rate on these transactions, including fund raising costs, is 8.66% p.a.

e) Banco Nacional de Desenvolvimento Econômico e Social (Brazilian National Economic and Social Development Bank, or BNDES)

A new EXIM financing amounting to R$70,000 was released in October 2010, maturing in 14 months and bearing interest of 7% p.a.

In the first half of 2009, a new financing of R$673,000 was approved, bearing TJLP (long term interest rate) + 3.20% and UMBNDES + 2.21%. As of December 31, 2010, 93% of this total had already been released.  The UMBNDES index is based on exchange variations of a basket of currencies, especially the US dollar.

A new BNDES financing worth R$74,821 was approved in the second half of 2008. The loan bears TJLP plus 1.36% to 1.76% and UMBNDES plus 1.76% p.a. The maturity date is scheduled for 2015.  As of December 31, 2010, 55% of this total had already been released.

A financing agreement in the amount of R$21,701 was executed with BNDES in October 2007, bearing TJLP plus 1.8% and UMBNDES plus 1.3% p.a. The principal is scheduled to be settled from 2011 to 2012.

Another financing agreement was executed with BNDES in November 2006.  As of December 31, 2010, the total amount was R$518,086, of which R$516,588 were released with a repayment term from 2009 to 2016, subject to interest rate varying between the TJLP + 0% to 2.9% p.a. and UMBNDES + 1.4% to 2.4% p.a.

Our pulp plant located in Três Lagoas unit was offered as guarantee for the payment of the financing.

In 2005, three agreements were executed with BNDES in the months of May, August and December.  The agreement entered into in December was worth R$139,284, maturing from 2007 to 2016 and bearing TJLP + 0% to 4.5% p.a. and UMBNDES + 2.0% to 3.0% p.a. The agreement entered into in August was worth R$55,222, a portion of which was indexed to TJLP plus 3.5% to 4.5% and another portion to UMBNDES plus 3% p.a. The agreement will mature in 2015.  The amount of R$99,109 was released regarding the agreement entered into in May, a portion of which was indexed to TJLP plus 4.5% p.a. and another portion to UMBNDES plus 4.5% p.a. The agreement will also mature in 2015.

As of December 31, 2009, taking into account the installment guaranteed by Aracruz (merged company), which is equivalent to 50% of loans obtained by Veracel with BNDES, the total principal amount was R$363,759, with repayment scheduled from 2010 to 2014, bearing interest that varies between TJLP + 1.0% to 3.5% p.a. and basket + 3.3% p.a.

Our pulp plant located in Três Lagoas, State of Mato Grosso do Sul, was offered as guarantee for the payment of this financing.

f) Leasing

As of December 2009, the company renegotiated the terms and outstanding amounts of the financial lease agreement entered into with Société Générale, originally contracted in 2008 aiming at the acquisition of machines and forestry equipment.  This agreement will mature in 2013.

Financial lease obligations are guaranteed through chattel mortgage of the leased assets.

g) NCE - Export Credit Note and NCR – Rural Credit Note

In September 28, 2010, the company contracted an export credit note in the amount of R$427,500, maturing in 2018 and bearing interest rate of 100% of CDI plus 1.85% p.a. This transaction is attached to a derivative aimed at exchanging Brazilian Reais for US dollars and changing floating rates to fixed rates at a final cost of 5.45% p.a. plus currency exchange variation.

In August 2009, the company contracted an agro-industrial credit line with Banco do Brasil in the amount of R$137,000, maturing in 488 days and bearing interest rate of 11.25% p.a.

In May 2009, the company entered into an export credit note (NCE) with Banco do Brasil in the amount of R$50,000, maturing in June 2011 and bearing interest rate of 11.25% p.a.

Through its subsidiary Portocel, the company contracted, in December 2008, an NCE with HSBC in the amount of R$94,014 (51%), maturing in December 2013 and bearing interest of 100% of CDI.

h) Export Credit (Finnvera)

In September 30, 2009, the company contracted a loan in the amount of €125 million with Finnvera (Finish agency for development of companies provenly committed to sustainability issues) maturing in 8.5 years and bearing 3-month Libor + 3.325% p.a.

FCO Loan - Fundo Constitucional de Financiamento do Centro-Oeste (Midwestern Constitutional Financing Fund)

In December 31, 2009, the company raised R$73 million with Banco do Brasil through its VCP-MS subsidiary, maturing in December 2017, with grace period of 6 months and bearing interest of 8.5% p.a. on the principal and monthly payments.

j) Debt from Derivative Losses of Aracruz – Agreement with Creditor Banks

In May 2010, the company settled the balance that remained from the derivatives debt, in the amount of US$511 million (then equivalent to R$944,095), thus allowing the elimination of remaining restrictive provisions and release of guarantees remaining from this transaction.

10.1.f.II. OTHER RELEVANT LONG-TERM RELATIONSHIPS WITH FINANCIAL INSTITUTIONS

Except for the relationships related to the aforementioned agreements, the company does not hold any other long-term relationships with financial institutions.

10.1.f.III. LEVEL OF SUBORDINATION AMONG DEBTS

The level of subordination among the company’s debts derives from market practices adopted by financial institutions upon the granting of financing.

Fibria counts on actual guarantees provided for in loan agreements with FCO – Fundo Constitucional de Financiamento do Centro-Oeste and BNDES, and in leasing agreements with Sociètè Generale.

ACE and export prepayment agreements are guaranteed by export receivables.

10.1.f.IV. POSSIBLE RESTRICTIONS IMPOSED ON THE COMPANY, ESPECIALLY REGARDING DEBT LIMITS AND CONTRACTING OF NEW DEBTS, DISTRIBUTION OF DIVIDENDS, DISPOSAL OF ASSETS, ISSUANCE OF NEW SECURITIES, AND DISPOSAL OF CONTROLLING INTEREST

Some financing granted to the company and its subsidiaries include provisions that establish maximum indebtedness and leveraging levels, as well as minimum coverage levels for payment of charges and maintenance of minimum balances of receivables in guaranteed accounts.  The package of guarantees held with BNDES was renegotiated in 2009. So, our current financing with the bank is backed by in rem guarantees (property, plant and equipment).

Export prepayments negotiated between 2009 and 2010, with outstanding balance of R$4,484 million, are subject to the following obligations:

.	restrictions on the company's capacity for merger or consolidation with other business;

.	restrictions on disposals and exchange of assets by the company and its subsidiaries;

.	maintenance of the following levels at the end of each quarter:

	Dec/2010	Mar/2011	Jun/2011	Sep/2011	Dec/2011	Mar/2012	Jun/2012	Sep/2012	Dec/2012	Mar/Sep onward	Jun/Dec onward

Debt Service Coverage(1)	0.6	0.75	1.2	1.0	1.2	1.0	1.2	1.0	1.2	1.0	1.2
Indebtedness Level (2)	4.8	5.0	3.0	4.25	3.0	4.0	3.0	4.0	3.0	3.5	3.0
Gross Debt on Shareholders' Equity (3)	0.7	0.7	0.7	0.7	0.7	0.7	0.7	0.7	0.7	0.7	0.7

(1)
Defined as (i) EBITDA, as provided for in the practices adopted in Brazil and adjusted (for the last four quarters) in relation to (ii) debt maturing over the four consecutive quarters, plus financial expenses to be settled over the four consecutive quarters.

(2)	Level of net debt compared to adjusted EBITDA (for the last four quarters).
(3)	Level of gross debt in relation to shareholders' equity.

These agreements comprise the following events of default:

.	Non-payment, within the due time, of principal or interest connected to export prepayment agreements;

.	Inaccuracy of any representations, warranties or certifications ´given in connection with export prepayment agreements;

.	Cross-default and cross-judgment default subject to the minimum amount of US$50 million;

.	Subordination to certain periods of termination; violation of any obligations provided for in export prepayment agreements;

.	Certain bankruptcy or insolvency events involving the company, its subsidiaries or Veracel Celulose S.A.

As of December 31, 2010, the covenants agreed with said banks were fully complied with by the company.

10.1.g. LIMITS FOR USE OF ALREADY CONTRACTED FINANCING

All financing contracted with private financial institutions have already been released.  However, release of some financing agreements with BNDES is still in progress.

10.1.h. Material changes in each item of the financial statements

The tables below include the consolidated amounts of the company's balance sheets regarding the years ended December 31, 2008, 2009 and 2010, as well as the statements of income for the years ended 2010 and 2009, which were prepared in accordance with international accounting standards, and the statements of income for the years ended 2009 and 2008, which were prepared in accordance with the accounting practices adopted in Brazil until December 31, 2009.

The company adopted the international accounting standards for the first time for the year of 2010 and restated, for purposes of comparison, the balance sheets for 2009 and 2008. The latter was named “January 1, 2009” since, in accordance with the new standards, this is the date of adjustment of the opening balances, as well as the income for 2009.

	Consolidated

	December 31, 2010	December 31, 2009	January 1, 2009

Assets

Current assets
Cash and cash equivalents	431,463	645,479	157,995
Securities	1,640,935	3,251,903	728,178
Derivative financial instruments	80,502	5,122
Trade accounts receivables	1,138,176	1,167,151	438,174
Inventories	1,013,841	834,371	446,810
Taxes recoverable	282,423	231,294	217,168
Assets held for sale	1,196,149
Dividends receivable
Other accounts receivable and other assets	115,165	254,222	93,129

	5,898,654	6,389,542	2,081,454

Non-current assets
Securities		65,439	780
Derivative financial instruments	52,470
Related parties	5,307
Deferred taxes	1,332,025	1,283,544	871,763
Taxes recoverable	590,967	372,509	171,359
Advances to suppliers	693,490	720,127	89,498
Other accounts receivable	145,768	120,644	57,534
Investments in subsidiaries and affiliates	8,301	15,430	2,802

Biological assets	3,550,636	3,791,084	1,890,898
Property, plant and equipment	12,979,431	14,037,031	7,539,695
Intangible assets	4,906,443	5,443,354	631,875

	24,264,838	25,849,162	11,256,204

Total assets	30,163,492	32,238,704	13,337,658

	Consolidated

	December 31, 2010	December 31, 2009	January 1, 2009

Liabilities e shareholders’ equity

Current liabilities
Loans and financing	623,684	1,790,256	5,020,858
Suppliers	424,488	384,282	191,842
Payroll and related charges	121,691	123,326	52,836
Taxes and fees payable	63,436	39,400	24,504
Derivative financial instruments			235,574
Accounts payable from acquisition of shares	1,440,676	2,430,289
Liabilities related to assets held for sale	95,926
Dividends payable	266,300
Other accounts payable	156,135	53,664	78,458

	3,192,336	4,821,217	5,604,072

Non-current liabilities
Loans and financing	9,957,773	9,511,141	1,051,383
Derivative financial instruments			14,591
Taxes and fees payable	75,365	72,631	8,532
Deferred taxes	1,222,360	975,420	298,145
Obligations with related parties
Provision for contingencies	155,028	340,934	129,694
Accounts payable from acquisition of shares		1,253,890
Other accounts payable	155,784	188,052	46,853

	11,566,310	12,342,068	1,549,198

Shareholders’ equity
Capital stock	8,379,397	8,379,397	3,052,211
Capital reserve	2,688	2,688	2,688
Treasury shares	(10,346)	(756)
Equity valuation adjustment	1,627,903	1,629,098	12,073
Profit reserves	5,381,771	5,046,067	3,116,294

Shareholders' equity attributed to shareholders	15,381,413	15,056,494	6,183,266

Non-controlling shareholders’ interest	23,433	18,925	1,122

Shareholders’ equity	15,404,846	15,075,419	6,184,388

Total liabilities and shareholders’ equity	30,163,492	32,238,704	13,337,658

	Consolidated
	2010	2009

Ongoing operations
Net revenues from sales	6,283,387	5,292,972
Cost of goods sold	(4,694,659)	(4,555,729)

Gross profit	1,588,728	737,243

Selling expenses	(281,428)	(296,974)
General and administrative expenses	(285,885)	(271,020)
Management’s fees	(26,431)	(25,103)
Equity pick-up	(7,328)	(1,133)
Other operating revenues (expenses), net	(7,499)	1,609,016

	(608,571)	1,014,786

Income before financial revenues and expenses	980,157	1,752,029

Financial revenues	526,710	664,421
Financial expenses	(1,192,532)	(1,318,851)
Monetary and exchange variances, net	301,604	2,225,965

	(364,218)	1,571,535

Income before income and social contribution taxes	615,939	3,323,564

Income and social contribution taxes
Current	59,627	(30,660)
Deferred	(146,924)	(796,529)

Net income from ongoing operations	528,642	2,496,375

Discontinued operations
Net income from discontinued operations	74,512	93,095

Net income for the year	603,154	2,589,470

Attributable to shareholders
Income from ongoing operations	524,134	1,836,130
Income from discontinued operations	74,512	93,095

	598,646	1,929,225

Non-controlling shareholders
Income from ongoing operations	4,508	660,245

	603,154	2,589,470

Basic and diluted earnings per share from ongoing operations (in Reais)	1.12	7.17

Basic and diluted earnings per share from discontinued operations (in Reais)	0.16	0.39

	Consolidated
	2010	2009

Net revenues from sales	5,999,606	2,990,918
Cost of goods sold	(5,060,754)	(2,002,772)

Gross profit	938,852	988,146

Selling expenses	(330,424)	(282,971)
General and administrative expenses	(281,946)	(148,147)
Management’s fees	(25,768)	(15,145)
Financial revenues	5,117,066	1,474,348
Financial expenses	(3,347,407)	(3,699,020)
Equity pick-up	(1,133)	664
Other operating revenues (expenses), net	(76,935)	(213,933)

	1,053,453	(2,884,204)

Income before income and social contribution taxes	1,992,305	(1,896,058)

Income and social contribution taxes
Current	(30,659)	(32,791)
Deferred	(743,350)	618,938

Income before non-controlling shareholders' interest	1,218,296	(1,309,911)

Non-controlling shareholders’ interest	(660,245)	(436)

Net income (loss) for the year	558,051	(1,310,347)

	CONSOLIDATED
	2009	2008
Gross revenues from sales
Sales
Domestic market	1,879,766	1,786,972
Foreign market	4,771,077	1,684,845
	6,650,843	3,471,817
Deductions from sales
Taxes and deductions from sales	(385,054)	(413,628)
Returns and rebates	(266,183)	(67,271)

Net revenues from sales	5,999,606	2,990,918
Cost of goods sold	(5,060,754)	(2,002,772)

Gross profit	938,852	988,146

Operating expenses
Selling expenses	(330,424)	(282,971)
General and administrative expenses	(281,946)	(148,147)
Management’s fees	(25,768)	(15,145)
Financial revenues	5,117,066	1,474,348
Financial expenses	(3,347,407)	(3,699,020)
Equity pick-up	(1,133)	664
Goodwill amortization	-	(176,913)
Realization of surplus value of assets	(277,469)	-
Other operating revenues (expenses), net	200,534	(37,020)
	1,053,453	(2,884,204)

Income before Income Tax (IR), Social Contribution Tax on Net Income (CSLL) and non-controlling shareholders’ interest	1,992,305	(1,896,058)
Income and social contribution taxes
Current	(30,659)	(32,791)
Deferred	(743,350)	618,938

Income before non-controlling shareholders' interest	1,218,296	(1,309,911)

Non-controlling shareholders' interest	(660,245)	(436)

Net income (loss) for the year	558,051	(1,310,347)

Comments about significant verifiable changes in the comparison between the consolidated balance sheets for the years 2010 and 2009

Cash, cash equivalents and securities

The balances of cash and cash equivalents and securities, taking into account the amounts classified under current assets, decreased by 48%, or R$1,890 million, primarily on account of payment of installments of the accounts payable on the acquisition of shares amounting to approximately R$2.5 billion, in addition to CAPEX disbursements of R$1 billion, partly offset by the net cash effect generated from operations, totaling R$1.7 billion.

Trade Accounts Receivable

The balance of trade accounts receivable remained substantially stable, showing a reduction of 2.5% year-over-year. Of our total client portfolio, 82% (79% in 2009) are represented by accounts receivable overseas. For the year, there was a net increase in the balance of provisions for deterioration in accounts receivable amounting to R$16 million, on account of the increase in clients past due for more than 6 months, under judicial collection and with low probability of recovery.

Inventories

The balance of inventories showed an increase of 22%, or R$179 million, substantially explained by the impact of the retraction in the Asian market, where sales declined by around 14 p.p. in volume against 2009. Add to this the increase in wood inventories recorded under raw materials, arising from strategic stocking in order to supply a period of expected heavier rainfall (December to March), the increase arising from creating the 2nd wood yard at the Três Lagoas Unit and higher production from the harvest modules at that unit and at the Aracruz Unit.

Taxes recoverable

The balance of taxes recoverable, taking into account the amounts classified under non-current assets, increased by 45%, or R$270 million, on account of  (i) booking of PIS and COFINS credits on certain property, plant and equipment items, substantially in regard to the Três Lagoas, Jacareí and Piracicaba plants amounting to R$270 million, (ii) the net increase in the balance of the provision for losses on ICMS credits in the states of Espírito Santo and Mato Grosso do Sul in the amount of R$75 million and (iii) a higher credit balance in federal taxes, substantially PIS and COFINS, of approximately R$75 million.

Assets held for sale and liabilities related to assets held for sale

On December 21, 2010, the board of directors approved the disposal of assets of its cash generating unit known as CONPACEL, comprising a paper plant with capacity of 390,000 tons/year and a forest base exceeding 80,000 hectares of forest plantations and around 30,000 hectares of conservation areas. As of December 31, this unit’s major assets and liabilities, as well as the results of discontinued operations for the years 2010 and 2009, are summarized below:

(a)	Conpacel

Assets

Current assets
Inventories	41,373
Other assets	4,164

45,537

Non-current assets
Biological assets	160,765
Property, plant and equipment	406,448
Intangible assets	475,413
Other assets	7,864

1,050,490

Total assets	1,096,027

Liabilities

Current liabilities
Loans and financing	22,420
Suppliers	14,637
Other liabilities	13,403

50,460

Non-current liabilities
Loans and financing	15,311
Other liabilities	5,266

20,577

Total liabilities	71,037

Result of discontinued operations

	2010	2009

Net revenues	491,314	447,076
Cost of products (services)	(379,699)	(334,197)
Gross profit	111,615	112,879
Selling, general and administrative expenses	(17,297)	730
Financial result	(662)	21,700
Income before income and social contribution taxes	93,656	135,309
Income and social contribution taxes	(31,843)	(46,005)

Net income from discontinued operations	61,813	89,304

The cash flows generated during 2010 in this CGU are as follows:

.	Cash flows from discontinued operations

	2010	2009

From operations	246,143	273,233
Used in investment activities	(77,240)	(57,784)
Used in financing activities(*)	(169,535)	(215,597)

	(632)	(148)

(*)
On account of the Consortium operating with centralized cash of its members, financing activities represent the transfer to the consortium member of the cash flow generated in the operation, net of investments made during the year.

Additionally, the board of directors approved the disposal of assets of its paper distribution unit known as KSR Distribuidora, comprising a network of 19 branches across several Brazilian states and a distribution center in the state of São Paulo. As of December 31, this unit’s major assets and liabilities, as well as the results of discontinued operations for the years 2010 and 2009, are summarized below:

(b)	KSR Distribuidora

Assets

Current Assets
Accounts receivable	52,324
Inventories	34,210
Other accounts receivable	4,043

90,577

Non-current assets
Taxes recoverable	2,885
Property, plant and equipment	5,626
Other assets	1,034

9,545

Total assets	100,122

Liabilities

Current Liabilities
Suppliers	18,942
Payroll and related charges	1,379
Other liabilities	4,568

24,889

Total liabilities	24,889

Result of discontinued operations

	2010	2009

Net revenues	274,904	259,558
Cost of products (services)	(210,706)	(208,540)
Gross profit	64,198	51,018
Selling, general and administrative expenses	(45,690)	(46,066)
Financial result	733	792
Income before income and social contribution taxes	19,241	5,744
Income and social contribution taxes	(6,542)	(1,953)

Net income from discontinued operations	12,699	3,791

The cash flows generated during 2010 in the CGU are as follows:

.	Cash flows from discontinued operations

	2010	2009

From operations	48,481	(2,503)
Used in investment activities	(1,252)	(77)
Used in financing activities(*)	(46,309)	2,287

	920	(293)

(*)
On account of this CGU operating with Fibria’s centralized cash, financing activities represent the transfer to the parent company’s cash of the cash flow generated from the operation, net of investments made during the year.

The book value of these net assets was compared with the fair values, less selling expenses, and there was no need to book losses from impairment.

Deferred tax assets

The balance of deferred tax assets showed an increase of 4%, or R$48 million, arising from the higher balance of temporarily deductible provisions, such as contingencies, impairment and miscellaneous losses amounting to approximately R$153 million, offset by using the balance of tax losses in the year amounting to approximately R$98 million.

Property, plant and equipment and biological assets

The balance of property, plant and equipment experienced a reduction of approximately 8%, or R$1 billion, arising from (i) investments in the modernization of property, plant and equipment and the development of projects amounting to approximately R$485 million, (ii) asset base depreciation amounting to approximately R$886 million, (iii) recording of PIS and COFINS credit, as described in the “taxes recoverable” section, amounting to R$270 million and (iv) allocation of the assets of CONPACEL and KSR for sale, amounting to approximately R$412 million, among others.

The balance of biological assets showed a reduction of 6%, or R$240 million, arising from (i) renewal of the forest base in an amount of approximately R$643 million, (ii) cuts made during the period, in an amount of approximately R$852 million, (iii) positive variation in the fair value valuation at the end of the reporting period, in the amount of R$92 million and (iv) disposal of the CONPACEL forests amounting to approximately R$161 million, among others.

Intangible assets

The balance of intangible assets showed a reduction of 10%, or R$537 million, represented primarily by the reclassification of the goodwill derived from the expected future profitability of CONPACEL for the group of assets held for sale, in the amount of R$475 million, the amortization of base date-related intangible assets, patents and relationships with suppliers recorded upon acquisition of Aracruz, amounting to R$83 million and by the booking of investments of R$21 million in software development.

Loans and financing and accounts payable from acquisition of Aracruz

The balance of gross debt as of December 31, 2010 was R$12 billion, representing a reduction of R$2.9 billion in relation to the previous year. This reduction primarily involved settlement of debts with former shareholders of Aracruz, amounting to R$2.5 billion during 2010, in addition to the positive effect of the appreciation of the Brazilian Real against the dollar, in an amount of approximately R$331 million.

Of total gross debt, 74% was foreign currency-linked. Of total indebtedness, R$1.4 billion referred to the outstanding balance of debt to former Aracruz shareholders, all of which matured at short term.

The average cost of local currency bank debt for 2010 was 8.9% p.a. while the cost of foreign currency debt stood at 5.9%, taking into account the rise in the forward Libor curve during the year.

In 2010, the company continued with the liability management plan, and the following actions which took place during the quarters are worth of mention. It should be pointed out that liability management did not have a relevant impact on the book balance of the debt, since the amounts raised during the year were substantially allocated to settling other credit lines that were less attractive in terms of tenor and cost.

1st and 2nd quarters

- Fibria 2020 Eurobond issue in the amount of US$750 million (R$1,340 million), maturing in 2020 with interest of 7.5% p.a., payable half-yearly;

- Contracting of an export prepayment transaction in the amount of US$600 million (R$1,081 million), with final maturity in 2017 and an initial coupon of 2.8% p.a. (may be reduced to 2.4% p.a.) above 3-month Libor;

- Release of the export prepayment transaction in the amount of US$224 million (R$394 million), with final maturity in 2017 and an initial coupon of 2.95% p.a. (may be reduced to 2.4% p.a.) above 3-month Libor.

The purpose of both transactions was to improve the debt profile in terms of tenor and cost.

Of the total of R$3,642 million in amortizations in the period, we have:

- R$1.04 billion referring to debt to former shareholders of Aracruz;

- R$944 million (US$511 million) referring to settlement of derivatives debt;

- R$885 million (US$491 million) referring to early settlement of export prepayments that were less attractive in terms of cost and tenor.

3rd quarter

- Raising of an export prepayment transaction (PPE) in the amount of US$800 million (R$1,355 million), with final maturity in 2018 and an initial coupon of 2.75% p.a. (may be reduced to 2.4% p.a.) above 3-month Libor;

- Raising of an export prepayment transaction (PPE) in the amount of US$250 million (R$424 million), with final maturity in 2020 and an initial coupon of 2.55% p.a. above 6-month Libor;

- Contracting of an Export Credit Note (NCE) transaction amounting to R$428 million, maturing in 2018 and a swap to dollar + 5.45% p.a.

The purpose of all these transactions was to improve the debt profile in terms of tenor and cost.

Of the total of R$2,879 million in amortizations in the period, we have:

- R$449 million referring to debt to former shareholders of Aracruz;

- US$1,175 million (R$1,991 million) referring to early settlement of export prepayments that were less attractive in terms of cost and tenor.

4th quarter

- Contracting of an export prepayment transaction in the amount of US$170 million, with final maturity in 2018 and a total fixed cost of 5.3% p.a. This transaction was carried out by converting ACCs (Advance on Foreign Exchange Contracts) into Export Prepayment.

- R$70 million raised from the BNDES, with a tenor of 14 months and a coupon of 7% p.a.;

The purpose of the first transaction was to improve the tenor of the debt, while the financing taken from the BNDES brought benefits in terms of cost.

Of the total of R$629 million in amortizations and interest payments in the period, we have:

- R$174 million referring to amortizations of NCE’s (Export Credit Notes) and with the BNDES;

- R$170 million referring to ACC’s migrated to export prepayment;

- R$138 million in interest on the Eurobonds

Provision for contingencies

The balance of the provision for contingencies showed a reduction of 49% in the year, represented primarily by the company having joined the Tax Recovery Program (REFIS) in November 2009, with the aim of regularizing tax liabilities by means of a special system for payment of tax and social security obligations under an installment plan.

The debits covered are those originating substantially from:

.           COFINS – the increase in the COFINS rate, from 2% to 3% as per Law No. 9,718/98;

.           IPI Premium Credit- credits transferred from KSR to Celpav regarding phase II (April 1, 1981, to April 30, 1985) for which assessment notices were drawn up by the Brazilian Federal Revenue Office (SRFB) on account of alleged failure to comply with instrumental duties;

.           IR/CSLL – assessment notices drawn up on account of 100% offsetting of tax losses and negative tax base;

.           CIDE – court challenging of CIDE levied on amounts paid to residents overseas by way of royalties or remuneration of agreements, as instituted by Law No. 10,168/00 as amended by Law No. 10,332/01 - period: as of 2002;

.           IOF – legal claim for declaration of the non existence of a legal taxation relationship, so as not to have to pay IOF tax on foreign exchange contracts entered into for the purpose of fund raising overseas by issuing Euronotes. The IOF amount was deposited on February 4, 1994.

.           IR – courts challenging of interest levied on overseas earnings in the period from 1985 to 1989, arising from credit that the company had with a company in receivership, located in Argentina (CASA).

The restated amount of the debits included in the updated installment program was R$258,049, for which court deposits of R$214,961 were made. The impacts on income, recognized in the first quarter of 2010, involve the recognition of previously debits of R$51,201 for which no  provision was recorded, recognition of credit from the benefit of penalty and interest in the amount of R$27,105, restatement of court deposits amounting to R$34,770 and provisions for attorneys’ fees.

Deferred tax liabilities

The balance of deferred tax liabilities showed an increase of 25%, or R$247 million, arising from offsetting taxes relating to the goodwill derived from the expected future profitability on the acquisition of Aracruz, amounting to R$137 million, from recording of deferred tax liabilities on temporary exclusions from unrealized gains on derivative financial instruments amounting to approximately R$45 million, in addition to the higher balance of the temporary exclusion of gains from exchange rate variation taxed on a cash basis, pursuant to article 30 of PM No.1,858-10/99, in an approximate amount of R$36 million, and the higher balance of incentivized forest depletion of R$28 million, among others.

Shareholders’ Equity

The variations in shareholders' equity in the year ended 2010 involved (i) the incorporation of net income for the period, in the amount of R$603 million, (ii) the acquisition of own shares to be held in treasury, in the amount of R$9,589, which took place on March 23, 2010, when former shareholders of Ripasa notified Fibria requesting the exercise of their put options (see Note 23(d) to the financial statements) and  (iii) distribution of dividends for the years 2010 and 2009, in the amount of R$264 million. The amount referring to the year 2010 was R$ 142 million, representing the mandatory minimum amount established in the bylaws. The minimum dividends for 2009, in the amount of R$122 million, which that year were credited to a special reserve following approval by the Annual General Shareholders’ Meeting, were transferred to liabilities since the company no longer has any restrictions on paying them as proposed by Management.

Comments about significant verifiable changes in the comparison between the consolidated balance sheets for the years 2009 and 2008

It is important to clarify that the Aracruz operations were only wholly consolidated into the financial statements of Fibria in 2009. Up until 2008, Fibria’s financial statements only took the Aracruz operations into account in proportion to the company’s equity interest in the former (12.35%). Thus the accounting statements for the year 2009 cannot be compared with those of 2008.

This notwithstanding, we have used the expression “on the same basis” in several sub-sections of this topic, where we deem it useful to compare the 2009 financial statements with the company’s consolidated 2008 figures, taking into account the Aracruz transaction.

Furthermore, these discussions do not take into account the adjustments from adopting the international accounting standards, as these are described in Note 3 to the financial statements.

Cash, cash equivalents and securities

The balances of cash and cash equivalents and securities under current and non-current assets increased by 347%, or R$3,075.7 million, primarily on account of the sale of the Guaíba Production Unit for US$1.430 billion.

Trade accounts receivable

The balance of “accounts receivable” on the domestic and foreign markets increased by 177%, or R$538.4 million, by virtue of the acquisition of 87.7% of Aracruz in 2009 and the start-up of the Três Lagoas Production Unit.

When compared on the same basis for 2008 and 2009, the balance of clients showed a reduction of 3%, or R$24.1 million, due primarily to (i) the reduction in the average receivables term of the accounts referring to the period; (ii) the effect of the exchange rate variation on the balance for the period; and (iii) the sale of the Guaíba Production Unit.

Inventories

The balance of inventories increased by 77%, or R$413.1 million, by virtue of the acquisition of 87.7% of Aracruz in 2009 and the start-up of the Três Lagoas Production Unit. In spite of this nominal increase, when compared on the same basis for 2008 and 2009, the balance of inventories showed a reduction equivalent to R$157.4 million, or 14%, because of market recovery in 2009, inventory reduction strategy and reduction in raw material stocks arising from changed mix in paper production.

Taxes recoverable

The balance of taxes recoverable under current and non-current assets increased by 58%, or R$226.7 million, by virtue of the acquisition of 87.7% of Aracruz in 2009. However, when the information is compared on the same basis, a reduction of R$160.8 million, or 29.2% is noticed in the balance, basically due to offsetting between federal taxes.

Deferred tax assets

The balance of deferred taxes under current and non-current assets increased by 41%, or R$360.4 million, by virtue of the acquisition of 87.7% of Aracruz in 2009. However, when the information is compared on the same basis, a reduction of R$426.2 million, or 25.7%, is noticed, which may be explained by impact of the appreciation of the Brazilian Real against the US dollar on loans and financing, changing the deferred tax asset base to deferred tax liabilities.

Property, Plant and Equipment

The balance of property, plant and equipment increased by 70%, or R$7,498.8 million, by virtue of the acquisition of 87.7% of Aracruz in 2009 and the allocation of the surplus value of property, plant and equipment arising from that acquisition. Investments in modernization, research and development, plant expansion, forest base renovation and the environment totaled R$1,670.7 million for the year 2009.

Intangible assets

The balance of intangible assets increased by 466%, or R$2,946.2 million, basically on account of the goodwill attributed to the future profitability and intangible assets originating from the acquisition of 87.7% of Aracruz Celulose S.A.

Loans and financing

The balance of loans and financing under current and non-current liabilities increased by 86% by virtue of the acquisition of 87.7% of Aracruz in 2009 and the losses arising from the derivatives transactions of Aracruz in 2008. In 2009, the company implemented the Liability Management Plan (raising of US$1 billion through a Eurobond issue; US$1.175 billion in export prepayment facilities and US$1.430 billion from the sale of the Guaíba Production Unit). Of the total funds raised, US$2.1 billion were used for early settlement of debt referring to financial transactions with derivatives.

Suppliers

The balance of suppliers increased by 100%, or R$191.8 million, by virtue of the acquisition of 87.7% of Aracruz in 2009. In spite of this nominal increase, when the periods are compared on the same basis we have a reduction of 9%, or R$38.4 million, which can be explained basically by payment to suppliers of property, plant and equipment for the construction project of the Três Lagoas Production Unit .

Deferred tax liabilities

The balance of deferred tax liabilities increased by 266%, or R$444.9 million, by virtue of the acquisition of 87.7% of Aracruz in 2009 and by impact of the appreciation of the Brazilian Real against the US dollar on loans and financing, changing the deferred tax asset base to deferred tax liabilities.

Provision for contingencies

The balance of contingencies increased by 163%, or R$211.2 million, by virtue of the acquisition of 87.7% of Aracruz. In spite of this nominal increase, when compared on the same basis for 2008 and 2009, the balance showed reduction of R$172.5 million, basically explained by the reversal of the provision for the higher PIS and COFINS tax base, which includes financial and other non-operating revenues.

Shareholders’ Equity

The increase in shareholders' equity of 142%, or R$5,883.2 million, is due primarily to (i) the capital increase with and without shares being issued, in the amount of R$5,327.2 million, (ii) the parent company’s net income of R$513.5 million.

Comments about significant verifiable changes in the comparison between the results statements for the years 2010 and 2009

Net revenues from sales

Net operating revenues increased by 18.7% to R$6,283.4 million in 2010, from R$5,293.0 million in 2009, primarily as a result of the increase in the average list price of BEKP in all regions to US$880, US$848 and US$788 per ton in North America, Europe and Asia, respectively, in 2010, against US$621, US$571 and US$517 per ton, respectively, in 2009. Higher pulp prices were partly offset by a reduction of 4.3% in the total volume of sales, from 5,254.2 kilotons in 2009, to 5,029.7 kilotons in 2010.

Pulp

Net operating revenues attributable to pulp sales increased by 24.6% to R$5,852 million in 2010, from R$4,695 million in 2009, primarily as a result of a 29.1% increase in average pulp prices. This increase was partly offset by a 3.5% reduction in the volume of our pulp sales to 4,909 tons in 2010 and 5,086 tons in 2009, primarily due to a reduction in demand in Asia, principally in China, comparable in 2010 to the record high levels experienced in 2009. Pulp prices contributed positively to higher total net revenues from pulp, with an increase of 29.1% in the average price of pulp to R$1.192 per ton in the year ended December 31, 2010, from R$923 per ton in the year ended December 31, 2009. Pulp exports accounted for 91.7% of our operating revenues and 91.4% of our sales volume in 2010, against 93.7% and 92.5%, respectively, in 2009.

In 2010, 39.7% of our total sales volume was delivered to Europe, 28.5% to North America and 23.0% to Asia, against 31.7%, 23.5% and 37.1% of our total sales volume delivered to Europe, North America and Asia, respectively, in 2009. Higher discounts in 2010 in comparison with 2009 were a result of the change in our sales mix, as in 2009 we had higher sales of pulp to the Asian market where discounts are lower than in the European Union and North American markets.

Paper

Net operating revenues attributable to paper sales declined by 31.4% to R$373 million in 2010, from R$544 million in 2009, primarily as a result of a 4% decrease in the average price of combined paper, together with a 28.6% reduction in the volume of paper sales. This decline in the volume of paper sales is due to the absence of the Guaíba production unit in 2010 (this unit was sold in December 2009). Net revenues on the domestic market accounted for 94.1% and 98.3% of total paper revenues in 2010 and 2009, respectively.

Cost of goods sold

Selling costs increased by 3.1% to R$4,694.7 million in 2010 from R$4,555.7 million in 2009, mainly as a result of (1) the effects of higher depreciation and depletion due to higher prices and volumes of wood, (2) the greater impact of maintenance stoppages in 2010 in relation to 2009, (3) the global increase in wood prices and (4) a higher balance in provisions for ICMS (Value-added Tax on Goods and Services). Our per-ton selling cost base increased by 7.6% in 2010, when compared to 2009, mainly on account of the reasons mentioned above. In 2010 the largest components of our per-ton cash cost of pulp were, by order of magnitude, wood, chemical products, maintenance, fuel and personnel, accounting for approximately 42%, 22%, 12%, 10% and 7%, respectively.  As a result of the combined effects of higher net operating revenues and higher selling costs, our gross profit increased by 115.5% to R$1,588.7 million in 2010, from R$737.2 million in 2009. Our gross margin increased by 25.3% in 2010 from 13.9% in 2009.

Selling expenses

Selling expenses declined by 5.2% to R$281.4 million in 2010, from R$297.0 million in 2009, primarily as a result of a 4.3% decrease in our total sales volume. As a percentage of our net operating revenues, our selling expenses declined to 4.5% in 2010 from 5.4% in 2009.

General and administrative expenses

General and administrative expenses (which include management’s fees) increased by 5.2% to R$312.3 million in 2010, from R$296.1 in 2009, primarily as a result of the increase in advisory and outsourced services costs incurred during 2010. As a percentage of our net operating revenues, our general and administrative expenses declined to 5.0% in 2010, from 5.6% in 2009.

Equity pick-up

Equity pick up in 2010 amounted to an expense of R$7.3 million against loss of R$1.1 million in 2009 resulting from losses incurred in our affiliate.

Other operating revenues (expenses), net

Other net operating expenses registered an amount of R$7.5 million in 2010, against other net operating revenues of R$1.6 million in 2009. This change is primarily the result of (1) gains of R$551.6 million in the fair value of biological assets recognized in 2009, in regard to CPC 29 (see note 2.14 and 17 of the consolidated financial statements) and (2) R$1.379 million in earnings from re-measuring the equity interest.

Net financial result

Financial result, including net financial expenses, was R$364.2 million in 2010, against net financial earnings of R$1,571.5 million in 2009, primarily due to the 76.8% reduction in exchange variation gains in 2010, in relation to 2009, as a result of the 34.2% depreciation of the US dollar against the Brazilian Real in 2009, against a depreciation of 4.5% in 2010.

Financial revenues.

Financial revenues declined to R$526.7 million in 2010, from R$664.4 million in 2009, primarily as a result of the positive effect of reversing a PIS and COFINS-related tax contingency in 2009.

Financial expenses.

Financial expenses declined to R$1,192.5 million in 2010, from R$1,318.9 million during 2009 due to the reduction in the average cost of our indebtedness resulting from the liability management initiated in the first half of 2009 and early payment of certain debts. The average cost of our foreign currency debt was 6.1% in 2010, against 6.3% in 2009.

Net exchange variation gains (losses) and realized and unrealized gains (losses) from swaps and securities.

Net gains from indexation and foreign exchange variation were R$301.6 million in 2010 against R$2,226.0 million in 2009, primarily due to the US dollar depreciation against the Brazilian Real of 4.5% in 2010, in comparison with the effect of a 25.5% devaluation in 2009.

Income and social contribution taxes

Brazilian tax legislation establishes a nominal income and social contribution on net income tax rate of 34% in 2009 and 2010. The effective tax rate applicable to our income before income and social contributions taxes was  11.3%, reflecting a current benefit of R$59.6 million and a deferred expense of R$146.9 million in 2010, while the effective tax rate in 2009 was 30.8%, resulting in a deferred expense of R$796.5 million. The main reasons for the difference between the nominal and effective rates during the years ended December 31, 2010 and 2009 were the result of the differences in the tax rates imposed in foreign jurisdictions and the reversal of the social contribution tax credit on profits from export in 2010, which in turn was partly offset by the effect of the adjustment to present value of accounts payable from the acquisition of Aracruz and the reversal of the social contribution tax credit on profits from exports. Expenditures recorded in the year ended December 31, 2010 and 2009 do not represent cash outlays.

Net income from discontinued operations

A net income from discontinued operations of R$74.5 million was recorded in 2010, against R$93.1 million in 2009, referring to Conpacel and KSR. While the gross margins of Conpacel and KSR remained relatively stable between 2009 and 2010, their financial result declined by 99.6%, from gains of R$22.5 million in 2009, to gains of R$0.1 million in 2010.

Net Income

As a result of the foregoing, net income for the period amounted to R$603.2 million, compared with R$2,589.5 million. As a percentage of revenues, net income represented 9.6% in 2010, compared with 48.9% in 2009.

Net income attributed to non-controlling shareholders

Net income attributed to non-controlling shareholders amounted to R$4.5 million against R$660.2 million in 2009, primarily from the phased acquisition of Aracruz in 2009.

Comments about significant verifiable changes in the comparison between the consolidated statements for the years 2009 and 2008.

The global financial crisis had a negative impact on world economic growth in 2009 and the performance of the commodity markets, including demand for paper, which posted a decline of 6% for printing and writing paper. The demand for pulp, which for the greater part of the year had shown a decline, recovered in the closing months of the year. The demand for tissue paper and the performance of several segments of the special papers market also posted positive results.

In this context, eucalyptus pulp stood out, showing growth in demand of 17% for the year, well above the average recorded for all types of hardwood pulp (+ 5%) and even higher than the results ascertained in the softwood pulp (+2%).

Among the main paper consumer markets, Europe experienced the greatest retraction, with a decline of 15% in the demand for printing and writing paper. In the case of China, paper and cardboard production continued to grow, driven primarily by the start-up of new paper machines installed over recent years, which raised local production to close to 86 million tonnes annually.

Consequently the market demand for pulp in China showed record growth for the year (55%), achieving the volume of 12.7 million tons, offsetting to a large extent the decline recorded in the other markets.

Net revenues from sales

Net revenues from sales increased by 101%, or R$3,008.7 million, by virtue of the acquisition of 87.7% of Aracruz in 2009. When compared on the same basis for 2008 and 2009, net revenues for 2009 show a 1% increase against 2008. Under the same comparative basis, the result was mainly impacted by a 27% higher volume of pulp sales when compared to the previous year, arising primarily from the additional production at the Três Lagoas Production Unit that came on stream in March. This positive result offset the decline of 20% in the average local currency price of pulp.

Cost of goods sold

Cost of goods sold increased by 153%, or R$3,057.9 million, by virtue of the acquisition of 87.7% of Aracruz in 2009. When compared on the same basis for 2008 and 2009, cost of goods sold increased 16% against 2008, primarily affected by the higher volume of pulp sales (up by R$460 million) and greater logistics costs (R$98 million), both due to the new production capacity at the Três Lagoas Production Unit. However, the cost of goods sold per ton showed a reduction of 6% on account of lower production cash cost and benefits arising from operational efficiency gains and the cost reduction plan implemented beginning in the third quarter of 2008.

Operating (including sales, general and administrative) expenses

In addition to the effect of the acquisition of 87.7% of Ararcruz, which had a significant impact on the balance of these operating expenses, when we compare 2009 and 2008 on the same basis, an effective increase of 16% is noticed in relation to 2008, primarily as a result of higher volume of pulp sales and higher logistics costs, both arising from the new capacity at the Três Lagoas Production Unit and from non-recurring expenses involving the acquisition of Aracruz.

Net financial result

Besides the effect of the acquisition of 87.7% of Aracruz, net financial result also increased on account of the 26% appreciation of the Brazilian Real against the US dollar, resulting in a reduction in the amount of gross foreign currency-linked debt.

Realization of surplus value of assets

This expense refers to the amortization or realization of the surplus value attributed to property, plant and equipment and intangible assets arising from the acquisition of Aracruz.

Income and social contribution taxes

The effective rate of income and social contribution taxes was 38.8%, given the appreciation of the Brazilian Real against the US dollar on loans and financing.

10.2 - Operating and financial i

10.2.a. Results of the Company’s operations, especially: (i) description of any important components of revenues (ii) factor that materially affected operating results

The activity of Fibria and its subsidiaries is primarily forestry and the industrialization and sale of hardwood pulp, printing and writing paper and special papers. The company’s business is heavily affected by the prices prevailing on the global paper and pulp markets, which are historically cyclical and subject to significant short-term fluctuations on account of several factors such as:

(i) World demand for paper and pulp products;

(ii) World production capacity and the strategies adopted by the major producers; and

(iii) The availability of substitutes for these products.

Additionally, the company’s operating results are influenced by factors like exchange rate, inflation and interest rates.

The following table illustrates the origin of Fibria’s revenues over the last three years, by business segment:

Net revenues (R$ million)1	2010	2009	2008
Domestic Pulp Market	583	385	318
Foreign Pulp Market	5,368	4,400	1,516
Pulp Sub-total	5,951	4,784	1,834
Domestic Paper Market	954	1,087	1,025
External Paper Market	87	74	79
Paper Sub-total	1,041	1,161	1,104
Sum of Pulp and Paper Sub-totals	6,992	5,946	2,938
ASAPIR + Portocel revenue	58	54	53
Total	7,050	6,000	2,991

1 Refers to Fibria’s total revenues for 2010, without taking into account the reclassification of the revenues of CONPACEL and KSR to the result of discontinued operations.

10.2. b. Changes in revenues attributable to modifications in prices, exchange rates, inflation, volumes and the introduction of new products and services.

The recovery of the global economy above the projections for 2010 benefited primarily from the sound performance of the more mature economies and consistent growth in several emerging markets. This scenario helped the performance of the commodities market, including the demand for pulp and paper.

The market pulp sector experienced two distinct moments. During the first half of the year, supply was limited because of the earthquake that affected the industry in Chile and of production problems, while demand remained at the same level as in 2009. Consequently world pulp producer inventories declined to 25 days’ supply. This situation was reflected in prices, and in June the list price for eucalyptus pulp charged in Europe reached the level of US$920 per ton, a level only previously reached in 1995. The second half of the year, in turn, was marked by the reduction in pulp imports from China. As pulp production recovered to normal levels, world inventories increased to 34 days’ supply at the end of the year, the normal level for the sector.

In 2010, production at Fibria amounted to 5.231 million tons of pulp and 311 thousand tons of paper at its 6 industrial units. In relation to 2009, the 1% growth in pulp production was due to the additional production from the Três Lagoas unit which had come on stream in March 2009, in addition to higher productivity at all units, offsetting the absence of the Guaíba Unit. The reduction of 16% in paper production reflects the absence of the production from the Guaíba unit.

In 2010, Fibria’s volume of pulp sales stood at 5 million tons, 4% lower than the volume sold the previous year, due primarily to lower demand in Asia in the second half of the year. Exports accounted for 89% of total pulp sales. For the year, the region that most stands out was traditional Europe to which Fibria was the world’s main supplier of hardwood pulp, absorbing 39% of the total volume sold, up by 7 p.p. over the figure for 2009. Sales to North America accounted for 28% of Fibria’s sales volume, an increase of 5 p.p. in relation to 2009. Following an atypical performance in 2009, Fibria’s sales to Asia experienced reduction, accompanying the global trend. In 2010, the total volume exported to the region was 22%, a drop of 14 p.p. over the previous year. The domestic market took 11% of the company’s total sales, with Fibria the major supplier of pulp to the Brazilian market.

The high-quality toilet paper (tissue) market continued to be the most important segment in the distribution of Fibria’s sales for final consumption, absorbing 55% of total sales. The printing and writing paper segments had a 28% share. Other high added-value papers like special papers accounted for 17% of total sales.

The volume of paper sales amounted to 376 thousand tonnes, a reduction of 10% when compared to sales in 2009, on account of the absence of the Guaíba unit.

Fibria’s net operating revenues amounted to R$7,050 million in 2010, 18% above that recorded in 2009. This result was positively affected by a 23% increase in local currency in net average prices, which offset the 4% decline in the volume of pulp sales.

The chart below sets forth an analysis of list prices for the European region:

Pulp list price – BEKP* Europe (US$/t)
	Dec	Nov	Oct	Sept	Aug	Jul	Jun	May	Apr	Mar	Feb	Jan
2010	850	870	870	870	870	920	920	890	840	790	760	730
2009	700	700	650	600	560	530	500	500	475	500	515	550
2008	590	660	730	820	840	840	840	840	840	800	800	780

Pulp list price – BEKP* Europe (R$/t)
	Dec	Nov	Oct	Sept	Aug	Jul	Jun	May	Apr	Mar	Feb	Jan
2010	1,441	1,490	1,464	1,496	1,531	1,628	1,662	1,613	1,478	1,412	1,401	1,300
2009	1,225	1,210	1,130	1,092	1,034	1,026	977	1,033	1,046	1,156	1,195	1,272
2008	1,415	1,495	1,589	1,477	1,355	1,338	1,360	1,395	1,417	1,368	1,386	1,383

*BEKP = Bleached Eucalyptus Kraft Pulp

Source: RISI and Fibria

10.2. c. Impact of inflation, variation in prices of the main raw materials and products, foreign exchange and interest rates on the company’s financial and operating results

Fibria’s business is to a large extent subject to: (i) international pulp and paper prices; (ii) international prices for raw materials and logistics; (iii) foreign exchange rates; (iv) domestic inflation when adjusting costs and expenses; and (v) interest rates. The company’s business is heavily affected by the prices prevailing on the global paper and pulp markets, which are historically cyclical and subject to significant short-term fluctuations.

International list prices for pulp are measured in US dollars, including for the domestic market. Thus a significant part of the company’s revenues is subject to international prices and exposed to exchange rate fluctuations. Around 75% of production costs (wood and labor costs) are incurred in local currency and may feel the impact of inflation, in addition to administrative expenses.

The remaining 25% of production costs (part of the costs of chemical and energy inputs and maintenance) and almost the entire commercial and logistics costs are fixed in foreign currency, and therefore suffer from the impact of exchange rate variations.

Sales costs increased by 3.1% to R$4,694.7 million in 2010, from R$4,555.7 million in 2009, mainly as a result of (1) the effects of higher depreciation and depletion due to higher prices and volumes of wood, (2) the greater impact of maintenance stoppages in 2010 in relation to 2009, (3) the global increase in wood prices and (4) a higher balance in provisions for ICMS (Value-added Tax on Goods and Services). Our per-ton sales cost base increased by 7.6% in 2010, against 2009, mainly on account of the reasons mentioned above. In 2010 the largest components of our per-ton cash cost of pulp were, by order of magnitude, wood, chemical products, maintenance, fuel and personnel, accounting for approximately 42%, 22%, 12%, 10% and 7%, respectively.  As a result of the combined effects of higher net operating revenues and higher sales costs, our gross profit increased by 115.5% to R$1,588.7 million in 2010, from R$737.2 million in 2009. Our gross margin increased by 25.3% in 2010, from 13.9% in 2009.

Financial results, including net financial expenses, were R$364.2 million in 2010, below net financial earnings of R$1,571.5 in 2009, primarily due to the 76.8% reduction in exchange variation gains in 2010 against 2009, as a result of the 34.2% depreciation of the US dollar against the Brazilian Real in 2009, in comparison with a depreciation of 4.5% in 2010.

Financial expenses declined to R$1,192.5 million in 2010, from R$1,318.9 million during 2009 due to the reduction in the average cost of our indebtedness resulting from the liability management initiated in the first half of 2009 and early payment of certain debts. The average cost of our foreign currency debt was 6.1% in 2010, against 6.3% in 2009.  Exchange variation gains (loss) and realized and unrealized gains (loss) from swaps and securities trading, net. Net gains from indexation and foreign exchange variation were R$301.6 million in 2010 against R$2,226.0 million in 2009, primarily due to the US dollar depreciation against the Brazilian Real of 4.5% in 2010, against the effect of a 25.5% devaluation in 2009.

10.3 – Occurred and expected events with relevant effects on the financial statements

10.3.a. Inclusion or disposal of operating segment

On December 21, 2010, the board of directors approved the disposal of assets of its cash generating unit known as CONPACEL, comprising a paper plant with capacity of 390,000 tons/year and a forest base exceeding 80,000 hectares of forest plantations and around 30,000 hectares of conservation areas. As of December 31, this unit’s major assets and liabilities, as well as the results of discontinued operations for the years 2010 and 2009 are summarized below:

(a)	Conpacel

Assets

Current assets
Inventories	41,373
Other assets	4,164

45,537

Non-current assets
Biological assets	160,765
Property, plant and equipment	406,448
Intangible assets	475,413
Other assets	7,864

1,050,490

Total assets	1,096,027

Liabilities

Current liabilities
Loans and financing	22,420
Suppliers	14,637
Other liabilities	13,403

50,460

Non-current liabilities
Loans and financing	15,311
Other liabilities	5,266

20,577

Total liabilities	71,037

Result of discontinued operations

	2010	2009

Net revenues	491,314	447,076
Cost of products (services)	(379,699)	(334,197)
Gross profit	111,615	112,879
Selling, general and administrative expenses	(17,297	730
Financial result	(662)	21,700
Income before income and social contribution taxes	93,656	135,309
Income and social contribution taxes	(31,843)	(46,005)

Net income from discontinued operations	61,813	89,304

The cash flows generated during 2010 in this CGU are as follows:

.	Cash flows from discontinued operations

	2010	2009

From operations	246,143	273,233
Used in investment activities	(77,240)	(57,784)
Used in financing activities (*)	(169,535)	(215,597)

	(632)	(148)

(*)
On account of the Consortium operating with centralized cash of its members, financing activities represent the transfer to the consortium member of the cash flow generated in the operation, net of investments made during the year.

Additionally the board of directors approved the disposal of assets of its paper distribution unit known as KSR Distribuidora, comprising a network of 19 branches across several Brazilian states and a distribution center in the state of São Paulo. As of December 31, this unit’s major assets and liabilities, as well as the results of discontinued operations for the years 2010 and 2009, are summarized below:

(b)	KSR Distribuidora

Assets

Current assets
Accounts receivable	52,324
Inventories	34,210
Other accounts receivable	4,043

90,577

Non-current assets
Taxes recoverable	2,885
Property, plant and equipment	5,626
Other assets	1,034

9,545

Total assets	100,122

Liabilities

Current liabilities
Suppliers	18,942
Payroll and related charges	1,379
Other liabilities	4,568

24,889

Total liabilities	24,889

Result of discontinued operations

	2010	2009

Net revenues	274,904	259,558
Cost of products (services)	(210,706)	(208,540)
Gross profit	64,198	51,018
Selling, general and administrative expenses	(45,690)	(46,066)
Financial result	733	792
Income before income and social contribution taxes	19,241	5,744
Income and social contribution taxes	(6,542)	(1,953)

Net income from discontinued operations	12,699	3,791

The cash flows generated during 2010 in this CGU are as follows:

.	Cash flows from discontinued operations

	2010	2009

From operations	48,481	(2,503)
Used in investment activities	(1,252)	(77)
Used in financing activities (*)	(46,309)	2,287

	920	(293)

(*)
On account of this CGU operating with Fibria’s centralized cash, financing activities represent the transfer to the parent company’s cash of the cash flow generated from the operation, net of investments made during the year.

The book value of these net assets was compared with the fair values, less selling expenses, and there was no need to book losses from impairment.

The disposals of Conpacel and KSR highlight the implementation of our strategy for focusing activities on the pulp business, strengthening our strategic focus on market pulp as well as contributing for the indebtedness management plan. We do not expect a major impact on our cash flow for 2011, given that these operations represented no relevant portion of our cash generation. Additionally, we have access to short and long-term credit lines to cover any cash need that may arise.

10.3. b. Creation, acquisition or disposal of equity interest

Not applicable, given that no transaction involving creation, acquisition or disposal of equity interest was performed.

10. 3. c. UNUSUAL EVENTS OR TRANSACTIONS

Not applicable, given the absence of unusual events or transactions.

10.4 - Significant changes in accounting practices - Qualifications and emphasis in the accountant’s report

10.4. a. Significant changes in accounting practices

The process of convergence of Brazilian accounting standards with international accounting standards (IFRS) occurred in two steps: (a) the first in 2008, with the issuance of accounting pronouncements CPC 01 to CPC 14, which were applied by the Company in its individual and consolidated financial statements for the year ended December 31, 2008; (b) the second, developed in 2009 with the release of accounting pronouncements CPC 15 to CPC 41 and 43 (except CPC 34 - not yet issued).

The new accounting practices contained in technical pronouncements CPC 15 to CPC 41 and 43 were originally adopted by the Company in the year starting January 1, 2010. In this context, the transition date adopted by the Company was January 1, 2009, when the opening balance sheets were prepared under the new accounting practices. Management believes that the pronouncements issued by the CPC are fully compliant with international accounting standards, according to the pronouncements issued by the International Accounting Standards Board (IASB).

In preparing those individual and consolidated financial statements in accordance with IFRS 1/CPC 37, the Company applied the relevant mandatory exceptions and certain optional exemptions in relation to the full retrospective application of IFRS/CPC.

Exemptions from retrospective application

As stated in IFRS 1/CPC 37, the Company adopted the following exemption in retrospective application:

. Business combination - IFRS 3R/CPC 15 was applied from January 1, 2009.

. With regard to other exemptions contained in IFRS 1/CPC 37, they do not apply to the Company:

(a)          insurance contracts - insurance contracts entered into by the Company are not within the scope of this statement;

(b)          cost assigned to property, plant and equipment - property, plant and equipment had already been depreciated based on its estimated useful life and management believes there are no significant differences between its fair value and book value ;

(c)          assets and liabilities of subsidiaries, jointly controlled entities and affiliates- the initial adoption of the technical pronouncements was applied concurrently and in a consistent manner in all the Group's subsidiaries and affiliates;

(d)          compound financial instruments - there are no transactions involving such financial instruments;

(e)          liabilities arising from decommissioning included in the cost of property, plant and equipment - the Company has no contracts included in this scope;

(f)           financial assets and intangible assets recorded in accordance with ICPC 1/IFRIC 12 - “Concession Contracts" - The Company does not have concession contracts.

10.4. b. Significant effects of changes in accounting practices

Summary of modified accounting practices and demonstration of the effects on income and shareholders’ equity - reconciliation of previous accounting practices and IFRS

The main changes in accounting policies applied in preparing the financial statements were as follows:

(a)	IFRS 3R/CPC 15 - "Business Combination"

In accordance with the accounting practices previously adopted in Brazil, the goodwill generated in the acquisition of a controlling stake in Aracruz was recorded at the various stages in which the business was carried out and represented the excess of acquisition cost over the equity value. Under the new technical pronouncement, the date of acquisition must be that on which control was actually transferred, taking into account the fair value of identifiable assets acquired and liabilities assumed. The Group recognizes the participation of minority shareholders in the acquired company, either at their fair value or as the proportionate share of uncontrolled participation in the fair value of net assets acquired. Interest of minority shareholders to be recognized is measured for every acquisition. As the business combination was performed in stages, all income generated in transactions with non-controlling shareholders after the date of acquisition of control were recorded directly in shareholders’ equity under “Equity valuation adjustment”, totaling R$ 1,618,824.

Because the business combination was recalculated on the date of acquisition of control, the fair value assigned to the acquired assets and liabilities began to be realized as of that date, whereas under the previous accounting policy it was realized proportionally, as portions of controlling interest were acquired, which led to the recognition of an additional amortization expense of R$ 241,876.

When the business combination is conducted in stages, that is, obtaining control of a corporation in which the Company already had an equity interest, the technical pronouncement also requires that the initial portion of this interest should be recognized at fair value at the acquisition date, against income, which generated a gain of R$ 1,378,924, recorded under "Other operational revenues (expenses), net”.

Additionally, some transaction costs had been included in the pricing of the business, such as commissions and fees for payment of attorneys, mediators, and interest on debt, contributing thus to the formation of the goodwill. These amounts were charged to income, in the other business combination adjustments account, and totaled R$ 116,174.

Furthermore, in the asset exchange transaction between Fibria and International Paper, which took place in 2007, negative goodwill of R$ 1,781,000 was generated, which, in the scope of this accounting statement, was considered a gain from advantageous acquisition and was charged to shareholders’ equity on the transition date.

Details of the accounting impacts are described in Note 34.

(b)	IAS 28/CPC 18 - "Investments in Affiliates and Subsidiaries"

The results not realized in the sale of assets by the parent company to a subsidiary were eliminated in the individual balance sheets in order to eliminate differences between shareholders’ equity and individual and consolidated results.

(c)	IFRS 8/CPC 22 - “Information by Segment"

The Company is disclosing financial information by operating segment (pulp and paper) and by geographic region.

(d)	IAS 1/CPC 26 - “Presentation of Financial Statements”

The interest of non-controlling shareholders (also known as minority interests) was aggregated and included under shareholders’ equity and no longer under a specific title, above shareholders’ equity.

On the transition date, part of our loans have been reclassified to current liabilities, amounting to R$ 1,119,620 and R$ 2,737,835, in the individual and consolidated financial statements, respectively, due to the violation of related covenants. Nevertheless, in June 2009 we obtained the waiver and once again classified them as non-current liabilities.

(e)	IAS 41/CPC 29 - "Biological Assets"

Biological assets, represented by forests in formation, were measured at fair value less costs to sell. Previously, these assets were recorded at historical cost.

In 2009, depletion of the fair value was calculated based on the cut and use of forests and recorded in "Cost of sales".

(f)	IAS 12/CPC 32 - "Taxes on Income”

In accordance with the accounting practices previously adopted in Brazil, the Company recognized a deferred tax asset as they became available over a maximum period of ten years. Under the new technical pronouncement, the credits should be recorded depending on the probability of existence of future taxable income on which the credits may be used, regardless of the maximum term stipulated in the previous legislation.

(g)	IAS 33/CPC 41 - "Earnings per Share"

Earnings per share was calculated based on net income in the period for ongoing operations, considering the weighted average number of common shares issued by the Company during the year. According to the previously adopted accounting practices, earnings per share was calculated taking into consideration all the issued shares, regardless of class (common and preferred), on the closing date of the financial statements.

Reconciliation of shareholders’ equity

	December 31, 2009	January 1, 2009

Shareholders’ equity disclosed under the previous accounting standards added to non-controlling interest	10,034,028	4,132,993

Negative goodwill arising from the asset exchange with International Paper - Pulp plant in Três Lagoas (CPC 15/IFRS 3R) (Note 3.2(a))	1,781,000	1,781,000
Gain on remeasurement of 12.35% interest held prior to acquisition of control of Aracruz Celulose S.A. at market value (CPC 15/IFRS 3R) (Note 3.2 (a))	1,378,924
Additional amortization of the gain by change in the criterion for determining the date of acquisition of control (CPC 15/IFRS 3R) (Note 3.2 (a))	(241,876)
Other effects arising from business combination (CPC 15/IFRS 3R) (Note 3.2(a))	(116,174)
Tax effects of business combination (CPC 32/IAS 12) (Notes 3.2(a) and (f))	58,094
Result of the transaction conducted with non-controlling shareholders in business combination carried out in stages – Aracruz (CPC 15/IFRS 3R) (Note 3.2(a))	1,618,824
Fair value adjustment of biological assets (CPC 29/IAS 41) (Note 3.2 (e))	953,010	401,406
Realization by depletion and consumption of biological assets (CPC 29/ IAS 41) (Note 3.2(e))	(82,063)
Tax effect relating to biological assets (CPC 32/IAS 12) (Notes 3.2 (e) and (f))	(291,980)	(131,013)
Other	(16,368)	2

Shareholders' equity according to CPCs /IFRS	15,075,419	6,184,388

Reconciliation of net income

	December 31, 2009

	Parent company	Consolidated

Shareholders’ equity disclosed by the previous accounting standards	513,506	1,218,296

Gain on remeasurement of interest held prior to acquisition of control of Aracruz at market value (CPC 15/IFRS 3R) (Note 3.2(a))	1,378,924	1,378,924
Additional amortization of the gain by change in the criterion for determining the date of acquisition of control (CPC 15/IFRS 3R) (Note 3.2 (a))	(260,798)	(241,876)
Other effects arising from business combination (CPC 15/IFRS 3R) (Note 3.2(a))	(116,174)	(116,174)
Tax effects of business combination (CPC 32/IAS 12) (Notes 3.2(a) and (f))	58,094	58,094
Fair value adjustment of biological assets (CPC 29/IAS 41) (Note 3.2(e))	304,376	551,604
Realization by depletion and consumption of biological assets (CPC 29/IAS 41)	(23,378)	(82,063)
Tax effect relating to biological assets (CPC 32/IAS 12) (Note 3.2(e) and (f))	(95,540)	(160,967)
Effects on the initial application of CPCs/IFRS in subsidiaries, net of tax effects (Notes 3.2(b) and (e))	146,470
Other	23,745	(16,368)

Net income adjusted by application of CPCs/IFRS	1,929,225	2,589,470

10.4. c. Qualifications and emphasis included in the accountant’s report

As mentioned in Note No. 2.1 (b) to the financial statements, the individual financial statements of the parent company were also prepared in accordance with international accounting standards, the only exception being the valuation of investments in subsidiaries and affiliates by the equity method, while the IFRS set forth valuation at cost or fair value, and they are published in conjunction with the consolidated financial statements.

This matter was subject to an emphasis paragraph by our independent accountants, whose report can be found together with our financial statements and is dated February 14, 2011.

10.5 - Critical accounting policies

The accounting estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that were considered reasonable in the circumstances. Full details of the accounting practices adopted by Fibria can be found in Note 2 to the standardized financial statements.

Accounting estimates are rarely equal to their actual results. The estimates and assumptions that present a significant risk, with a probability of causing a material adjustment to the book values of assets and liabilities for the next financial year, are covered below.

(a)           Business combination and estimated impairment of goodwill

In business combination, the assets acquired and liabilities assumed should be measured at fair value on the acquisition date. Likewise, the interest of minority shareholders can be measured at fair value. The valuation of these assets and liabilities on the date of acquisition requires use of judgment about the recoverability of assets, including the estimated future cash flows, market values, credit quality, among other factors, which may differ significantly from their actual results.

Every year, or more frequently when there is any change in circumstances that would cause a decrease in the fair value of cash-generating units (CGU) to which goodwill has been recorded, the Company tests goodwill for impairment, in accordance with the accounting practice presented in Note 2.16. The amounts recoverable from CGUs were determined based on value in use calculations, based on estimates made (Note 19.1).

(b)           Taxes on income

Deferred tax assets and liabilities are based on temporary differences between accounting values in the financial statements and the tax basis. If the Company and its subsidiaries operate at a loss or are unable to generate sufficient future taxable income, or if there is a material change in current tax rates or time period in which the underlying temporary differences become taxable or deductible, it will be necessary to make a reversal of a significant portion of our deferred tax assets, which could result in an increase in the effective tax rate.

(c)           Employee benefits

The current value of health care plan obligations depends on a number of factors that are determined based on actuarial calculations and use of a range of assumptions. Among the assumptions used in determining the net cost (revenues) for the balance of actuarial liabilities, is the discount rate.

The provision for stock-based compensation is recorded at the fair value of the option, which is calculated by the Company based on the Binomial-Trinomial Tree model.

Any changes in the assumptions used in calculating these obligations will affect the book value at the balance sheet date.

(d)           Fair value of derivatives and other financial instruments

The fair value of financial instruments that are not traded in active markets is determined by using valuation techniques. The Group uses its judgment to choose different methods and define assumptions which are mainly based on market conditions existing at balance sheet date.

Sensitivity analyses of financial instruments, considering a likely range based on market indices and deterioration of 25% and 50% of the likely scenario, are shown in Note 5.4.

(e)           Biological Assets

Any changes to these assumptions, such as selling price, cubic quantity of wood and/or the average annual increment for each region, can result in changing the outcome of the discounted cash flow and hence the appreciation or depreciation of those assets.

(f)           Recognition of revenues and impairment of receivables

The Company recognizes revenues and associated costs of sales at the time products are delivered to customers or when the associated risks and benefits are transferred. Revenues are recorded at net sales value (after deductions for taxes, discounts and returns).

The provision for impairment of these credits is recorded at an amount sufficient to cover probable losses in their realization. The accounting policy for establishing the provision requires individual analysis of invoices of delinquent customers related to recovery measures taken by the department in charge and, according to the stage of recovery, an estimate is made of the provision amount, which may represent a percentage of the credit depending on the background, or its entirety.

(g)           Review of useful life and recovery of property, plant and equipment

The recovery value of assets used in the Company's activities is evaluated whenever events or changes in circumstances indicate that the book value of an asset or asset group may not be recoverable based on future cash flows. If the book value of these assets exceeds their recoverable value, the net value is adjusted and useful life reset based on the new parameters.

(h)           Contingent liabilities

The Company is a party to labor, civil and tax actions which are at various court levels. Provisions for contingencies, to cover potential losses from the ongoing lawsuits, are established and updated according to management's assessment, based on the opinion of legal counsel, and they require a high degree of judgment of the issues involved.

10.6 - Internal controls relating to the preparation of financial statements - Degree of efficiency and deficiency and recommendations in the accountant’s report

The Company Officers believe that the procedures and structures listed below, along with the system of financial reporting, are sufficient to ensure data accuracy and reliability of financial reporting, as no relevant shortcomings have been detected in the Company’s internal controls.

Fibria has in its structure:

(i) An Internal Audit department, an independent area indirectly subordinated to the Chairman of the Board, with verification activities provided for in the annual calendar, meeting requests from the Executive Board and/or the Board of Directors, aiming to adapt all FIBRIA practices and activities, and field activities are performed by Deloitte independent accountants; and

(ii) Risk and Control department with the practice of Continuous Certification - Risk Assessment deployed internally, ensuring periodically:

o Calculation of materiality, with selection of ledger accounts and locations;

o Documentation of internal controls at Entity Level;

o Review and validation of key controls;

o Implementation of improvement opportunities;

o Self-Assessment.

The Company meets the corporate governance standards of Novo Mercado and U.S. Sarbanes-Oxley act. Additionally, given the accelerated growth of the Company and the shape of development of its projects, the Company adopted SAP’s Risk Management and Compliance system in 2007, to enhance risk management of access to the Company's only accounting tool, SAP R/3, in order to enhance and strengthen its internal controls.

10.6. b. Deficiencies and recommendations on internal controls included in the independent accountant’s report

According to the independent accountant’s report, the examinations related to internal controls adopted by the Company to ensure the preparation of its financial statements were conducted in accordance with Brazilian auditing standards and included planning of the work , considering the relevance of balances, the volume of the transactions and the Company’s accounting and internal control systems, as well as examining, on a test basis, the evidence and records supporting the amounts and accounting information disclosed and assessing of practices and most representative accounting estimates adopted by Company management, as well as the presentation of the individual and consolidated financial statements taken as a whole. The independent accountant’s report included no notes about deficiencies or recommendations on the internal controls presently adopted by the Company.

The absence of notes about deficiencies and recommendations for improving internal controls currently adopted indicate that the actions and activities conducted by the Company relating to risk management and control are adequate and efficient. The Company maintains its commitment to constantly improve its risk management and control practices, in order to maintain the quality of its information and management.

10.7 - Use of proceeds from public offerings for distribution and any deviations

10.7.a. HOW PROCEEDS FROM THE PUBLIC OFFERING HAVE BEEN USED

In May 2010, the Company, through its international subsidiary Fibria Overseas Finance Ltd. raised on the international market US$ 750 million ("Fibria 2020", equivalent to R$ 1,339,650), maturing in ten years and repurchase option as from 2015, with half-yearly interest payments and a rate of 7.50% per year.

In October 2009, the Company, through its international subsidiary Fibria Overseas Finance Ltd., raised in the international market US$ 1 billion ("Fibria 2019", equivalent to R$ 1,744,000), maturing in ten years and half-yearly interest payments at a rate of 9.25% per year. In May 2010, the Company announced the exchange offering of Fibria 2019 by reopening Fibria 2020, aiming at improving the interest rate curve and the liquidity of the securities, in addition to easing the terms of covenants for the new reality of the Company. Participation in the exchange offering was 94%.

These proceeds were used, after deduction of amounts paid as commissions and other expenses related to the issue, to settle outstanding debts with less attractive terms and costs.

10.7.b. RELEVANT DIFFERENCES BETWEEN THE ACTUAL USE OF PROCEEDS AND THE PROPOSALS FOR USE DISCLOSED IN THE RESPECTIVE OFFERING MEMORANDUM

Not applicable, because the proceeds were fully used for the purpose described in the above item, and there were no differences between the actual use of proceeds and the proposals for use disclosed in the respective offering memorandum.

10.7.c. IF THERE WERE DIFFERENCES, THE REASONS FOR SUCH DIFFERENCES

Not applicable in view of the lack of differences and full use of the proceeds for the purpose described in item 10.7.a. above.

10.8 - Relevant off-balance sheet items

10.8.a. Off-balance sheet assets and liabilities held by the Company, directly or indirectly

To date, the Company has no material assets or liabilities that are not reflected in its financial statements and notes thereto.

10.8. b. Other off-balance sheet items

Not applicable, as the Company has no other items not reflected in its financial statements.

10.9 - Comments on off-balance sheet items

10.9.a. How such items alter or may alter revenues, expenses, operating income, financial expenses or other items in the company's financial statements

As stated in item 10.8 above, there are no items not recorded in the financial statements.

10.9.b. NATURE AND PURPOSE OF THE TRANSACTION

As stated in item 10.8 above, there are no items not recorded in the financial statements.

10.9. c. NATURE AND AMOUNT OF ASSUMED OBLIGATIONS AND RIGHTS CREATED IN FAVOUR OF THE COMPANY AS A RESULT OF THE TRANSACTION

As stated in item 10.8 above, there are no items not recorded in the financial statements.

10.10 - Business Plan

10.10.a. I. Quantitative and qualitative description of ongoing investments and planned investment

Given the resumption of the growth cycle, Fibria pre-paid the debt on the derivatives of the former Aracruz, contracting new financing, thus eliminating several restrictive covenants, among them those that did not allow investment in expansion. Continuity was given to the liability management plan, which helped increase deadlines and reduce costs. These initiatives mean that Fibria, in a not very distant future, will bring together the conditions to achieve again the Investment Grade Rating which will provide a further reduction in the cost of debt and better financing conditions for growth.

After achieving this complete financial turnaround, Fibria has already begun projects of expansion and technological upgrading - in the Aracruz Unit, modernization and increased efficiency of plant A - and announced investments in the new forest base of Mato Grosso do Sul, where there are already about 35 thousand hectares planted for the beginning of operations of the new plant in Três Lagoas, capable of producing 1.5 million tons of pulp annually, as of 2014.

In Espírito Santo and Bahia, the renovation of areas of eucalyptus plantations and planting of native vegetation in conservation areas has already been resumed – these operations generate jobs in nursery and in forestry. Also the construction of a seedlings production unit has begun in Helvetia, in the extreme south of Bahia. In the deployment of that unit, which will produce 30 million seedlings per year from 2011, about 700 residents were trained to work in civil works and in nursery in the future. This is a project aligned with the Company's mission of promoting the business of forestry associated with environmental conservation, social inclusion and improved quality of life.

Based on these concepts, Fibria participated, along with other companies and organizations, in the inauguration of the Corredores Ecológicos do Vale do Paraíba (Ecological Corridors of Vale do Paraíba region) project - an ambitious project for the recovery of 150,000 hectares of native forests. And in São Paulo, the Poupança Florestal (Forest Savings) program was expanded, to encourage farmers to plant eucalyptus.

Important certifications were renewed and achieved in our forests, which total more than 1 million hectares of planted and native trees. Fibria completed its carbon inventory in 2009, which underwent independent verification by BRTUV. It was found that the Company's eucalyptus plantations sequester nearly 25 million tons of carbon each year. On average, the amount of sequestered carbon is nearly eight times more than combined emissions from all operations, thus contributing to reduction of the impacts of global warming.

In 2010, Fibria capital investments reached R$ 1,066 million and were allocated as follows:

Investments (R$ million)	2010
Industrial Expansion	25
Forest Expansion	29
Subtotal Expansion	54
Safety / Environment	85
Forest Renovation	502
Maintenance, IT, R&D, Modernization	291
Subtotal Maintenance	878
Subsidiaries, Joint Ventures and Other	134
Total Fibria	1,066

The innovation projects, developed in 2010, provided significant operating, environmental and social gains. One of the biggest highlights was the creation of the “Master Plan for Obtaining Superior Fibria Genetic Materials”, presenting the strategy and principal goals for forest technology for the next 20 years. As part of this new strategy, the new recommendations of clones for operational plantings create expectations of a potential operational gain of 2-6% in average annual increment of pulp, depending on the operational unit of the company. The incorporation of biotechnology to the "Master Plan" helped define the Biotechnology Master Plan, also approved in 2010.

In pest and disease management, a diagnosis was performed in all the company’s nurseries, with technical recommendations aimed at process and structural improvements.

Advances in process technologies in 2010 were focused on operational excellence and also for the socio-environmental performance of the company. Worthy of note are the wood cooking additive projects, which ensures a reduction of variable cost and use of inputs and raw material, and the biorefinery project, which deals with cutting-edge technologies in the field of bioenergy, which aim to maximize the value of eucalyptus biomass.
The work to develop products remains focused on the modification and application of pulp for paper manufacturing, the development of other applications for pulp and in prospecting for other types of product that can be developed within our value building chain, of naturally renewable and sustainable origin.

10.10.a. II. Sources of investment financing

The investments planned for 2011 will be financed by the Company’s own funds as proposed in the capital budget or by BNDES financing or other form of funding, according to the market scenario and the Company’s convenience. For long-term investments, the company mainly uses financing sources such as BNDES, Export Pre Payment and international issuances.

10.10.a. III. Relevant ongoing divestitures and planned divestitures

Continuing the strategy of concentrating activities in the business of cellulose, at the end of 2010 the sale was announced, to Suzano Papel e Celulose, of the Company’s interest (50%) in Consórcio Paulista de Papel e Celulose (Conpacel) and the graphics products distributor KSR, for a total of R$ 1.5 billion. A deal that, besides strengthening the strategic focus on market pulp, will help reduce the indebtedness of the company.

10.10.b. If already disclosed, indicate the acquisition of plants, equipment, patents or other assets that should materially influence the company's production capacity

Not applicable, given that the Company did not purchase plants, equipment, patents or other assets that can materially affect its productive capacity.

10.10.c. New products and services, including:

10.10.c. I. Description of ongoing research already disclosed

See 10.10.a. I. above.

10.10.c. II. Total amounts spent by the company in research to develop new products or services

See 10.10.a. I. above.

10.10.c. III. Ongoing projects already disclosed

See 10.10.a. I. above.

10.10.c. IV. Total amounts spent by the company in developing new products and services

See 10.10.a. I. above.

10.11 - Other factors with relevant influence

The Board of Fibria understand that all information relevant and pertinent to this topic has been properly disclosed in item 10 of this Form, and it is important to note that such information is also contained in our financial statements.

ANNEX V

PROPOSAL OF TEXT TO THE BYLAWS

BYLAWS

FIBRIA CELULOSE S.A.

CHAPTER I – CORPORATE NAME, REGISTERED OFFICE, DURATION AND PURPOSE

Article 1 – The corporation, FIBRIA CELULOSE S.A., organized as a publicly held company, shall be governed by these Bylaws and applicable provisions of the law.

Article 2 – The Company has its registered office and jurisdiction in the City and State of São Paulo at Alameda Santos, 1357, 6th floor, and is authorized to open branches, establishments and offices in any part of Brazil or abroad.

Article 3 – The Company shall have an indeterminate term of duration.

Article 4 – The Company’s purpose is: a) the industry and trading, both of a wholesale and retail nature, of pulp, paper, cardboard and any other byproducts of these materials, whether proprietary or of third parties; b) the trading, both of a wholesale and retail nature, of products used for graphics in general; c) the exploration of all industrial and commercial activities directly or indirectly related with its corporate purpose; d) the import of goods and assets related to its corporate purposes; e) the export of own products and those of third parties; f) representation for its own account or for third parties; g) the participation in other companies in Brazil or abroad, irrespective of its form or purpose, as a partner, quotaholder or shareholder; h) the provision of services of administrative, organizational and financial control on behalf of affiliated companies or third parties; i) the management and implementation of forest and reforestation projects on its own behalf or on behalf of third parties, including the management of all agricultural activities enabling the production, supply and distribution of raw materials for the manufacture of pulp, paper, cardboard and any other byproducts of these materials; and j) the provision of technical services of a consultancy and advisory nature to its controlled companies and to third parties.

CHAPTER II – CAPITAL STOCK AND SHARES

Article 5 – The capital stock, completely subscribed and paid-in, is R$8,379,397,179.59 (eight billion, three hundred seventy-nine million, three hundred ninety-seven thousand, one hundred seventy-nine Reais and fifty-nine Centavos) divided into 467,934,646 (four hundred sixty-seven million, nine hundred thirty-four thousand, six hundred forty-six) common shares, which are all registered, book-entry shares with no par value.

Paragraph 1 – Capital stock shall consist exclusively of common shares, the issuance of preferred shares being prohibited.

Paragraph 2 – The shares shall be indivisible before the Company and each common share shall correspond to one vote in the decisions taken by the Shareholders’ Meetings.

Paragraph 3 – The shareholders shall have preemptive rights in the subscription of shares to increases in the capital stock, respecting the proportion of the shares that they already hold.

Paragraph 4 – The new shares resulting from any increase in the capital stock shall be entered and credited to the deposit accounts maintained in the shareholders’ names by the custodian within a maximum term of sixty (60) days, as from the date of publication of the respective Shareholders’ Meeting.

Paragraph 5 – The issuance of founders’ shares is forbidden.

Article 6 – The capital stock may be increased, on the terms of Article 168 of Law No. 6404/76, through the issuance of up to 61,690,315 (sixty-one million, six hundred ninety-thousand, three hundred fifteen) new common shares, by resolution of the Board of Directors, irrespective of any restructuring of the Bylaws.

Paragraph 1 - It shall be incumbent upon the Board of Directors to establish the price and the number of shares to be issued, as well as the timeframe and the conditions for payment, but subscription by contribution of assets shall be contingent upon approval of the appraisal report by the Shareholders’ Meeting, under the terms of the law.

Paragraph 2 – Within the limit of authorized capital, the Board of Directors may:

a)  resolve on the issuance of warrants;
b)  based on the plan approved by the Shareholders’ Meeting, grant options for the purchase of shares to the administrative officers or employees of the Company, or of a company that it controls, and whereby the shareholders shall have no preemptive right for acquisition of such shares, provided that the annual limit for options is 1% (one percent) of the capital stock and the cumulative limit for all options granted is 5% (five percent); and
c)  approve an increase of capital stock by means of capitalization of profits or reserves, with or without stock dividends.

Paragraph 3 – The issuance of shares and debentures convertible into shares, or warrants, whose placement is effected by means of a sale in a stock exchange or by a public subscription offering, may exclude the preemptive right for previous shareholders or may reduce the term for exercise thereof.
Paragraph 4 – The exclusion of the preemptive right for previous shareholders or the reduction of the term for exercise thereof shall not apply to issuance of debentures that are convertible into shares and of warrants if the latter are ascribed as an additional advantage to subscribers of shares or of debentures that are convertible into shares.

CHAPTER III – MANAGEMENT

Article 7 – The Company shall be managed by a Board of Directors and a Board of Executive Officers, with powers and duties granted to them by the law and by these Bylaws.

Sole Paragraph – Without prejudice to the other duties set forth herein and by the law, the managers newly elected to the Company (Officers and members of the Board of Directors) shall, before taking office, sign an Agreement of Consent of the Managers to the Contract to Participate in the Novo Mercado between the Company, its controlling shareholders and directors and the BM&FBovespa, through which they agree to comply with the rules set forth therein.

SECTION I – BOARD OF DIRECTORS

Article 8 – The Board of Directors shall be made up of nine (9) sitting members and an equal number of alternates, all shareholders, elected by the Shareholders’ Meeting, with a unified term of office of two (2) years, beginning on the date of the signature of the deed of qualification transcribed in the proper book.

Paragraph 1 – At least 20% of the board members elected shall be Independent Directors, as defined by the Novo Mercado Listing Regulation.

Paragraph 2 - The board member(s) elected by the mechanism provided for in article 141, paragraphs 4 and 5 of Law no. 6.404/76 shall be considered independent.

Paragraph 3 – When application of the percentage defined in Paragraph 1 above results in a fraction of board members, rounding shall be taken to the integer: (i) immediately above if the fraction is equal to or greater than 0.5 (five tenths); or (ii) immediately below if the fraction is less than 0.5 (five tenths).

Paragraph 4 – Upon election of the members of the Board of Directors and their respective alternates, independent of the election process that is adopted, any shareholder that wants to name a candidate and/or the respective alternate that are not a part of the Board of Directors shall notify the Company accordingly in writing at least 10 (ten) days before the Meeting, indicating the name, qualifications, and professional resume of each and annexing to such notification an agreement signed by the candidate attesting to their acceptance to compete for the position.  As soon as it receives this notification, the Company shall send the name, qualifications and professional resume of the candidate(s) to the Stock Market, post it on a webpage and make it available to shareholders at the headquarters of the Company.

Paragraph 5 - Except in the case of election by cumulative voting, the candidate and/or alternate indicated by any shareholder pursuant to Paragraph 4 above shall, obligatorily, be part of a proposed ticket as provided in Article 16, Paragraphs 2 and 3.

Article 9 – The members of the Board of Directors are eligible for reelection, and if they are not reelected, they shall remain in their positions until their substitutes are duly seated.

Article 10 – The Board of Directors shall have a Chairman and may have a Vice-Chairman, appointed by the same Shareholders’ Meeting which elects the members of the Board, or by a meeting of the Board of Directors itself.

Article 11 – While observing Article 16 hereof, sitting members and their alternates on the Board of Directors shall be elected by a simple majority vote of the shareholders present at the Meeting.

Article 12 – Substitution of the members of the Board of Directors, either on a temporary basis or as a result of vacancy for the office, shall be conducted as follows:

I.             If there should be an impairment of a regular member, his/her deputy member shall assume the post until such time as the impediment ceases;
II.            If there should be a vacancy for the office of regular member, his/her deputy member shall assume until the first Ordinary Shareholders’ Meeting is held, which meeting shall elect the substitute;
III.          In the event of vacancy, either simultaneous or successive, of the offices of regular member and relevant deputy member, the other members of the Board of Directors shall designate their alternates, who shall serve until the first Shareholders’ Meeting, when their alternates shall be elected on a definite basis;
IV.          In the event of temporary absence or impediment of the Chairperson of the Board, his/her functions shall be exercised on a temporary basis by the Vice-Chairperson of the board; and

V.           In the event of vacancy for the office of Chairperson of the Board of Directors, the Vice-Chairperson of the Board shall assume as Chairperson of the body on an interim basis and shall immediately call a Shareholders’ Meeting to fill the vacant office and for the election of a new Chairperson of the Board of Directors.

Article 13 – The Board of Directors shall ordinarily meet four (4) times a year, and on a special basis at any time whatsoever, pursuant to the statutory needs or when the corporate interests so require.

Sole Paragraph – Members may participate in meetings of the Board of Directors, through teleconference, videoconference or other means of communication that permits the identification of the member and the simultaneous communication of the other participants in the meeting.  In such cases, the members of the Board of Directors shall be considered to be present at the meeting and shall sign the corresponding minutes.

Article 14 – The Board of Directors’ meetings shall be presided over by its Chairman or another board member appointed by those present and any person appointed by these shall act as secretary.  The minutes of the respective meetings shall be transcribed in the proper book.

Article 15 – A Board meeting is in order with one half plus one of its members, with resolutions being passed by a simple majority of votes of the members present, and the Chairman or his alternate, besides his own vote, shall have the casting vote in the case of a tie.

Article 16 – Except if a cumulative voting process is adopted under the terms of Paragraphs 5 to 7 below and article 141 of Law no. 6.404/76, the election of the members of the Board of Directors shall be conducted under a system of tickets, whereby individual voting on candidates shall not be allowed.

Paragraph 1 – There shall always be nomination for reelection, by proposal of the Board of Directors, for a ticket made up of the members of the Board, with observance of the following rules:

a) if any member of the Board should cease to belong to the ticket, by his/her decision or due to impairment, the Board of Directors shall fill the vacancy;
b) the Company’s management, by no later than 30 days prior to the date scheduled for the Shareholders’ Meeting, shall send to the Stock Exchange, shall insert in the site in the worldwide computer web and shall make available for the shareholders at the Company’s headquarters, a document with the names, qualifications and résumés of the candidates for members that make up the ticket established on the terms of this Paragraph.

Paragraph 2 – Any other shareholder, or group of shareholders, has the right of proposing another ticket for the Board of Directors, with observance of the following rules:

a) the proposal shall be notified in writing to the Company by no later than ten days prior to the date for which the Shareholders’ Meeting has been called, and it shall not be permitted to present more than one ticket by the same shareholder or group of shareholders;
b) the notice shall contain the information and documents mentioned in item (b), Paragraph 1 of Article 16, with specification of the members, as well as an agreement signed by the candidates attesting to his acceptance to compete for the position;
c) as soon as it receives, from any shareholder (or group of shareholders) a proposed alternative ticket as provided for under (b) immediately above, management of the Company shall send to the Stock Exchange, shall insert in the site in the worldwide computer web and shall make available for the shareholders at the Company’s headquarters, a document with the names, qualifications and résumés of the candidates for members that make up the alternative ticket presented.

Paragraph 3 – A person may belong to two or more different tickets, including the one referred to in Paragraph 1.

Paragraph 4 – Each shareholder may only vote on one ticket; the candidates of the ticket that receive the greatest number of votes in the Shareholders’ Meeting shall be declared elected.

Paragraph 5 - For the election of the members of the Board of Directors, shareholders that represent the minimum percentage established in the main clause of article 141 of Law no. 6.404/76 (as per the reduction in such percentage included in CVM Instruction 165/91, as amended by CVM Instruction 282/98) shall have the right to request the adoption of the multiple vote process by no later than 48 hours prior to the date for which the Shareholders’ Meeting is called.

Paragraph 6 – Immediately upon receiving the request, the Company shall publish a notice to the shareholders communicating that (i) the election shall be conducted by the multiple vote process, and (ii) the candidates for sitting members of the Board of Directors shall be members of the tickets referred to in Paragraphs 1 and 2 of this Article, and any candidates that have been designated by any shareholder, while observing the provisions of Article 8, Paragraph 4 of these Bylaws.

Paragraph 7 – If cumulative voting is requested, each shareholder shall have the right of accumulating the votes on one single candidate, or to distribute them among several candidates.  The members that receive the greatest number of votes shall be declared elected.

Article 17 – Besides the other attributions provided for in these Bylaws, it is incumbent on the Board of Directors to:

I – set the Company’s general business policy;

II – elect, remove from office at any time, and substitute members of the Board of Executive Officers, assigning their respective duties;

III – establish criteria for individual distribution of compensation approved by the Shareholders’ Meeting, among its own members and those of the Board of Executive Officers;

IV – oversee the activities of the Board of Executive Officers and the Executive Officers;

V – convene the Shareholders’ Meetings in cases required by law or when they are deemed appropriate;

VI – approve expansion plans;

VII – authorize the distribution of interim dividends as an advance on the annual dividends;

VIII – approve the payment or crediting of interest on equity to the shareholders;

IX – choose and remove the independent auditors;

X – set the issuance price of the shares for the increase in capital stock by public or private subscription, and setting the other conditions of such issuance;

XI – prepare and present to the Shareholders’ Meeting the annual report of corporate activities, with supporting financial statements legally required in each fiscal year;

XII – resolve on issuances of shares and warrants to subscribe for shares within the authorized limit pursuant to Article 6;

XIII – submit to the Shareholders’ Meeting a proposal for a plan for granting share options to the Company’s officers or employees;

XIV – authorize (a) the acquisition of the Company’s own shares for cancellation or maintaining them in treasury, and (b) for subsequent sale of shares held in treasury;

XV – authorize the disposition or encumbrance of the Company’s properties in amounts above R$20,000,000.00 (twenty million reais), in the year;

XVI – authorize providing guarantees in favor of third parties, except those provided in favor of companies or entities controlled by the Company, whether in isolation or together, which will be independent of authorization by the Board of Directors;

XVII – authorize the execution of any legal affairs binding the Company, or exonerating third parties from liability to it, when the amounts involved are more than R$120,000,000.00 (one hundred twenty million reais), subject to the provisions of item XVIII of this Article;

XVIII – authorize the execution of any legal matters between the Company and its subsidiaries, on the one hand, and any related parties, on the other, when the amounts involved exceed R$20,000,000.00 (twenty million reais) per year;

XIX – resolve on the issuance of promissory notes (commercial papers), for public distribution in Brazil, determining: (i) the issuance amount and the division into series thereof, (ii) quantity and face value, (iii) conditions of remuneration and indexation, (iv) period of maturity of the notes, (v) guarantees, (vi) statement to prove compliance with the legal limits, (vii) place of payment, (viii) contracting of services related to the issuance;

XX – in order to observe best practices of Corporate Governance, approve the creation of Committees (including a Financial Committee), as well as the respective regulations which shall contain, along with other matters of interest to the Company, specific rules relating to the work, competence, remuneration and procedures;

XXI - To define a three-name list of institutions or companies specialized in the economic valuation of companies in order to prepare an appraisal report for the purposes of tender offers provided for in Chapters VII and IX of these Bylaws.

Article 18 – The Board of Directors shall appoint among its members, a member who shall accumulate the duties of Investor Relations Officer, with the duty of providing necessary information to the investors, the Stock Exchanges and the Brazilian Securities Commission – CVM.

SECTION II – BOARD OF EXECUTIVE OFFICERS

Article 19 – The Board of Executive Officers shall be made up of at least three (3) and a maximum of ten (10) members, shareholders or not, elected by the Board of Directors, with a one (1)-year term of office, eligible for reelection, being one Chief Executive Officer and the others with no specific designation.

Paragraph 1 – The Executive Officers are exempt from pledging or collateralizing shares.

Paragraph 2 – The investiture in the position of Executive Officer is effected upon execution of the investiture deed drawn up in the register of Minutes of the Board of Executive Officers.

Paragraph 3 – After expiration of the period for which they were elected, the Executive Officers shall continue to exercise their responsibilities until the election and investiture of their elected alternates.

Paragraph 4 – In the case of a vacancy or permanent impairment of an Executive Officer, the Board of Directors shall elect an alternate to conclude the term of office of the officer being replaced.

Paragraph 5 – In the absence or temporary impairment of an Officer, the Chief Executive Officer shall appoint from among the Executive Officers, one who shall temporarily accumulate the duties of the absent or impaired Officer.

Paragraph 6 – The Executive Officers shall receive the compensation that shall be set for each one individually by the Board of Directors.

Article 20 – The Board of Executive Officers shall meet when necessary to decide on matters within its powers, established in law or in the Bylaws.

Paragraph 1 – The meetings of the Board of Executive Officers shall be presided over by the Chief Executive Officer.  In his absence and in the lack of an appointee pursuant to Article 24, the remaining Executive Officers shall immediately elect one of their members to preside over the meeting.

Paragraph 2 – The resolutions of the Board of Executive Officers shall be drawn up in the minutes and transcribed in the proper book.

Paragraph 3 – The meetings of the Board of Executive Officers shall be called to order with the attendance of at least the majority of its members.

Paragraph 4 – The decisions of the Board of Executive Officers shall be taken on a simple majority and in the case of a tie, the Chief Executive Officer shall have the casting vote.
Article 21 – The following is incumbent on the Board of Executive Officers, subject to the provisions in Articles 23 and 26:

I – to exercise the broadest and general management powers and represent the Company in legal acts in general within the limits established in the law and in these Bylaws;

II – previously authorize, in a meeting of the Board of Executive Officers:

(a) establishing branches of offices provided for in Article 2 of these Bylaws;

(b) executing any legal business binding the Company, or exonerating third parties from liability to it, including granting aval guarantees, sureties and any other personal or in rem guarantees, when the amounts involved are greater than R$20,000,000.00 (twenty million reais) in the year, subject to the express authorization of the Board of Directors in the cases provided for in items XIV - XVIII of Article 17 of these Bylaws;

(c) creating subsidiaries or investing in other companies, except those arising from tax incentives.

Article 22 – The active and passive representation of the Company to perform any acts as well as to sign any legal agreements, with due regard for the exclusive powers of the Board of Directors and the Board of Executive Officers provided for in these Bylaws and subject to the need for authorization from those bodies as provided in Article 17, items XIV - XVIII, and in Article 21, II of these Bylaws, shall be made upon the joint signature of two Executive Officers, or one Executive Officer and one attorney-in-fact, or even two attorneys-in-fact, who are legally appointed and with specific powers.

Paragraph 1 – Except as provided in these Bylaws, the Company may be represented by a single Executive Officer or attorney-in-fact (i) in practicing acts of simple administrative routine, including practices before general public offices, instrumentalities, public companies, public-private companies, the Board of Trade, Labor Justice, Social Security, FGTS and their collecting banks, (ii) together with concessionaires or permit holders of public services, in acts that do not involve assuming obligations or in relieving the obligations of third parties, (iii) in preserving its rights in administrative or any other proceedings, and in complying with its tax, labor or pension obligations, (iv) in endorsing instruments for effects of collecting or depositing in the Company’s bank accounts and (v) for purposes of receiving subpoenas, citations, notices or summonses, or even for representing the Company in Court.

Paragraph 2 – The attorneys-in-fact shall be appointed by special act, signed by two Executive Officers, specifying the powers and definite term of validity, except when granted to professionals for general jurisdictional purposes, with the “ad judicia et extra” clause, or to defend the Company’s interests in administrative proceedings.

Article 23 – The following shall be incumbent on the Chief Executive Officer: a) to convene and preside over meetings of the Board of Executive Officers; b) comply with, and ensure that others comply with these Bylaws, the resolutions of the Shareholders’ Meetings and the resolutions of the Board of Directors and Board of Executive Officers; c) coordinate and supervise the activities of the members of the Board of Executive Officers for the purpose of ensuring that the activities of all are compatible with the Company’s interests.

Article 24 – The Chief Executive Officer shall be replaced in his absence or impairment for another Executive Officer appointed by him either in writing or verbally.  The alternate shall exercise all the duties of the Chief Executive Officer pursuant to these Bylaws.

Article 25 – It is incumbent on the Executive Officers to assume the individual liability for supervising and controlling the activities inherent to their respective areas besides the duties that shall be attributed to them by the Board of Directors and by the Chief Executive Officer.

Article 26 – The Investor Relations Officer shall: a) manage the shares policy; b) represent the Company before supervision bodies and domestic or international entities of the market where its securities are listed, particularly CVM (Brazilian Securities Commission) and BM&FBOVESPA (São Paulo Stock Exchange); c) represent the Company before the investing public and provide all pertinent information; d) take acts for keeping the publicly-held company registration with CVM duly updated; and e) perform other activities assigned thereto by the Chief Executive Officer.

CHAPTER IV – FISCAL COUNCIL

Article 27 – The Fiscal Council shall operate permanently and shall be comprised of three (3) to five (5) incumbent members and same number of alternates, elected by the Shareholders’ Meeting, and shall be governed by applicable law and regulations, by these Bylaws and its Corporate Regulations.

Paragraph 1 – The members of the Fiscal Council shall be invested in their respective duties by means of signing an agreement of position, inscribed in the minutes book for meetings of the Fiscal Council, as well as the Instrument of Consent of Members of the Fiscal Council, as provided for in the Novo Mercado Listing Regulations.

Paragraph 2 – The incumbent members of the Fiscal Council are entitled to a compensation fixed by the Shareholders’ Meeting, thus respecting the legal minimum limit, and may not receive any other compensation from the Company, from a company controlled or affiliated thereby, except if such other compensation arises from or is related to services provided to the Company prior to such election or if such other compensation does not jeopardize the duty of member of the Fiscal Council.

Paragraph 3 – The Fiscal Council shall be comprised only of persons who fulfill the requirements provided for in the law and regulations.

Paragraph 4 – In the event of vacancy of any member in the Fiscal Council, the respective alternate shall exercise such office.

Paragraph 5 – The members of the Fiscal Council shall exercise their office based on loyalty, care and information duties provided for in the law and regulations.

Paragraph 6 – The Fiscal Council may, for the exercise of its duties, meet with management and the Company’s internal accountants and independent auditors.

Paragraph 7 – The operation of the Fiscal Council shall be regulated by Corporate Regulations approved in a proper meeting and shall be filed on the Company headquarters.

CHAPTER V – SHAREHOLDERS’ MEETINGS

Article 28 – The Shareholders’ Meeting called and convened pursuant to the law and these Bylaws is the supreme body for resolving upon all corporate businesses and for taking the resolutions it sees fit, upon a fifteen (15)-day prior notice for the first call and eight (8) for the second call. In the case of a complex matter, the Meeting may be called with a 30-day prior notice under applicable law.

Paragraph 1 - The Shareholders’ Meeting shall convene on an annual basis, in the first four months after the end of the fiscal year, to decide on matters set forth in Article 132 of Law 6404/76.

Paragraph 2 – The Shareholders’ Meeting shall meet on a special basis at any time upon notice of the Board of Directors signed by any of member thereof and also in the events provided for in the law, by notice of shareholders or the Fiscal Council.

Paragraph 3 – The Shareholders’ Meeting shall be presided over by a chairman and the secretary shall be chosen by the shareholders present.

Paragraph 4 – The attorneys-in-fact and shareholders’ representatives may attend the Shareholders’ Meetings upon making available, at the headquarters, no later than three working days before the date scheduled for those plenary meetings, the respective proxies and powers of attorney.  Should the shareholder have not provided the powers of attorney and proxies within the time period set forth in these Bylaws, then the shareholder may attend the Meeting provided that he provides, until the date the Meeting is held, the originals for the documents supporting the powers granted thereto.

Paragraph 5 – Besides the matters that are within its competence as provided for in law and in these Bylaws, it shall also be incumbent on the Shareholders’ Meeting to approve:

a) deregistration as a public company with the CVM;

b) delisting from the Novo Mercado segment of BM&FBOVESPA;

c) the choice of the specialized company responsible for determining the economic value of the Company for purposes of the tender offer provisions of Chapters VII and IX of these Bylaws, among the list of three companies indicated by the Board of Directors;

d) stock option plans for management and employees of the Company and of other companies directly or indirectly controlled by the Company, without preemptive rights of the shareholders.
Paragraph 6 - Resolutions on changes or exclusions to Article 32 of these Bylaws shall be taken by the majority of the votes present, while observing the minimum quorum for resolutions equal to or greater than 30% (thirty percent) of the voting stock.

CHAPTER VI – FISCAL YEAR, FINANCIAL STATEMENTS AND PROFITS

Article 29 – The fiscal year shall begin on January 1 and end on December 31 of each year, on which date the corresponding financial statements shall be drawn up pursuant to the legal requirements.

Sole Paragraph – The Company may draw up interim balance sheets at any period during the fiscal year, and these may then be used as a basis on which the Board of Directors shall approve interim dividends as provided for in the Bylaws.

Article 30 – Management shall propose to the Shareholders’ Meeting the allocation of the net income for the fiscal year, which allocation shall be mandatory and successive as follows:

I – five per cent (5%) for the creation of the legal reserve which shall not exceed twenty percent (20%) of the capital stock;

II – the amount corresponding to the creation of contingency reserves;

III – twenty-five per cent (25%), at least, shall be distributed as payment of the mandatory annual dividend to shareholders, calculated pursuant to Article 202 of Law No. 6404 of December 15, 1976;

IV – the remaining balance shall be distributed in accordance with the decision of the Shareholders’ Meeting, as provided for in the law.

Sole Paragraph – The payment of dividends shall be made within a maximum of sixty (60) days as from the date of the Shareholders’ Meeting or the Board of Directors’ meeting approving the payment.

Article 31 – By resolution of the Board of Directors, payment or crediting to the shareholders of interest on equity may be made up to the limit permitted in law pursuant to Article 9 of Law No. 9.249 of December 26, 1995.  This amount shall be attributed to the value of the mandatory dividends aforementioned in item III of Article 30 pursuant to applicable law.

CHAPTER VII – TENDER OFFER IN CASES OF ACQUISITIONS OF A MATERIAL PARTICIPATION

Article 32 – Any Person (as defined in Paragraph 1 below) who subscribes, acquires or in any way becomes a direct or indirect holder in Brazil or elsewhere of a Material Participation (as defined in Paragraph 2 below) in the Company shall, within 60 (sixty) days as of the date of the event that results in holding a Material Participation, conduct a public tender offer for all of the shares issued by the Company (a “Tender Offer”), in observance of the provisions of applicable regulation of the Comissão de Valores Mobiliários – CVM, the regulations of BM&FBOVESPA and the terms of this Article.

Paragraph 1 – For purposes of these Bylaws, “Person” means any person (including, without limitation, any natural person or legal entity, investment fund, condominium, portfolio of securities, worldwide rights, or other form of organization, resident, domiciled or headquartered in Brazil or elsewhere), or group of persons linked by voting agreement with the Person or that acts representing the same interest as the Person.  Examples of persons who act representing the same interest as the Person include those (i) that are directly or indirectly controlled or managed by such Person, (ii) that control or manage in any way such Person, (iii) that are directly or indirectly controlled or managed by any person that directly or indirectly controls or manages such Person, (iv) in which the controller of such Person directly or indirectly holds an interest equal to or more than 25% (twenty-five percent) of the voting stock, (v) in which such Person directly or indirectly holds an interest equal to or more than 25% (twenty-five percent) of the voting stock, or (vi) that directly or indirectly hold an interest equal to or more than 25% (twenty-five percent) of the voting stock of the Person.

Paragraph 2 – For purposes of these Bylaws, “Material Participation” means a number of shares issued by the Company equal to or more than 25% (twenty-five percent) of the total number of shares issued by the Company.

Paragraph 3 – For purposes of these Bylaws, “Controlling Shareholder” means the shareholder or group of shareholders linked by a shareholders’ agreement or under common control that exercise the Controlling Power (as defined in Paragraph 4 below).

Paragraph 4 – For purposes of these Bylaws, the term “Controlling Power” means the power effectively utilized to direct the corporate activities and orient the functioning of the organs of the Company, either directly or indirectly, in fact or by right.  There is a presumption relating to holding of the Controlling Power with respect to the person or group of persons linked by a shareholders’ agreement or under common control that hold shares that assured them the absolute majority of votes of shareholders present in the last three Shareholders’ Meetings of the Company, even if they do not hold shares that assure them an absolute majority of the voting stock.

Paragraph 5 – The Tender Offer shall be (i) directed without distinctions to all of the Company’s shareholders, (ii) effected in an auction on BM&FBOVESPA, (iii) launched at the price determined in accordance with Paragraph 6 below, and (iv) paid in cash in national currency against purchase in the Tender Offer of the shares issued by the Company.

Paragraph 6 – The price of the acquisition in the Tender Offer for each share issued by the Company shall be the higher of the following amounts:

(a) Economic Value obtained from an economic-financial appraisal report of the Company prepared by an institution or company specialized and with proven experience in evaluating publicly held companies, chosen by the Shareholders’ Meeting, after presentation by the Board of Directors or a list of three possibilities, observing the provisions of Paragraph 1 of Article 40;

(b) Value of the Share plus a Premium of 50% (fifty percent) applied to such value.  For purposes of these Bylaws, “Value of the Share” corresponds to the higher value between: (i) the highest unit price for shares issued by the Company during the 12-month period prior to the Tender Offer on any stock exchange on which the shares of the Company are traded, and (ii) the unit price of the last issuance of shares of the Company within 12 months prior to the date of the Tender Offer, corrected by the reference rate of SELIC from the date of such issuance  to the date of presentation of the Tender Offer;

Paragraph 7 – The realization of the Tender Offer mentioned in the main clause of this Article shall not exclude the possibility of a third party making a concurrent Tender Offer under the terms of applicable regulation.

Paragraph 8 – The Person shall be obligated to comply with the requests or demands of the Comissão de Valores Mobiliários – CVM relating to the Tender Offer within the timeframes provided for in applicable regulation.

Paragraph 9 – If the Person does not comply with the obligations imposed by this Article, including with respect to meeting the maximum timeframes for (i) realizing the Tender Offer, or (ii) attending to any requests or demands from the CVM, the Company’s Board of Directors will convene a Special Shareholders’ Meeting, in which the Person may not vote, to resolve the suspension of the exercise of the rights of the Person who did not comply with any obligation imposed by this Article, in accordance with the provisions of article 120 of Law no. 6.404 of December 15, 1976.

Paragraph 10 – Any Person that acquires or becomes the owner, in Brazil or elsewhere, of other rights, including usufruct or trust, over shares issued by the Company that result in such Person holding a Material Participation shall be equally obligated to, within 60 (sixty) days as of the event that resulted in holding a Material Participation, conduct a Tender Offer under the terms described in this Article 32.

Paragraph 11 – The obligations included in article 254-A of Law no. 6.404/76 and Articles 34, 35 and 36 of these Bylaws exclude compliance by the Person holding a Material Participation from the obligations included in this Article.

Paragraph 12 – The provisions of this Article 32 shall not apply if a person becomes a holder of a Material Participation by virtue of (i) the merger by the Company of another company, (ii) the merger by the Company of the shares issued by another company or (iii) the subscription of shares issued by the Company realized in a single primary issuance approved at a Meeting of Shareholders of the Company called by the Board of Directors with the purpose of increasing the capital where the share price is determined based on Economic Value.

Paragraph 13 – If the CVM regulation applicable to the Tender Offer requires adopting a criterion for calculating the price of the acquisition of each share issued by the Company that results in a price higher than as determined pursuant to Paragraph 6 above, the price as determined by the CVM criterion shall prevail in the execution of the Tender Offer.

Article 33 – Any Person that holds Shares in Circulation of the Company, in an amount greater than 10% (ten percent) of all shares issued by the Company, and that wants to purchase more shares issued by the Company (a “New Acquisition”), shall be obligated before each such New Acquisition to notify the Company in writing and the trading floor director of BM&FBOVESPA, through the broker through which it intends to make the New Acquisition, of its intention, at least three (3) business days prior to the anticipated date of the New Acquisition, such that the director can submit to auction the purchase to be realized on the floor of BM&FBOVESPA, in which third parties may interfere, while observing applicable law and CVM and BM&FBOVESPA regulations.

Paragraph 1 – For purposes of this Article, “Shares in Circulation” means all shares issued by the Company except those (i) owned directly or indirectly by the Controlling Shareholder (as defined in Paragraph 3 of Article 32) or by other persons linked to the Controlling Shareholder; (ii) in the Company’s treasury; (iii) held by companies controlled by the Company; and (iv) owned directly or indirectly by officers of the Company.

Paragraph 2 – If the Person does not comply with the obligations imposed by this Article, the provisions of Article 32, Paragraph 9 above shall apply.

CHAPTER VIII – CHANGE OF CONTROL

Article 34 – A Change of Control of the Company, whether through a single transaction or a series of transactions, shall be contracted under a dissolving condition or condition precedent, such that the party acquiring control is obligated to make a tender offer to acquire the shares that the other shareholders own, observing the conditions and timeframes established in applicable legislation and the Novo Mercado Listing Regulation, to assure them equal treatment to the selling Controlling Shareholder.

Paragraph 1 – For purposes of these Bylaws, “Change of Control of the Company” means the transfer to a third party for consideration of the Control Shares.

Paragraph 2 – For purposes of these Bylaws, “Control Shares” means the shares that assure, directly or indirectly, to the holder(s) thereof, the individual or shared exercise of the Controlling Control of the Company as defined in Paragraph 4 of Article 32 of these Bylaws.

Article 35 -      The tender offer referred to in the previous Article also shall be realized:

I – in cases in which there is an onerous assignment of rights to subscribe for shares and other securities or rights related to securities convertible into shares, resulting in a Sale of Control of the Company; and

II – in case of change of control of a company that holds the Controlling Power of the Company, in which case, the seller of control of the Company shall be obligated to declare to BM&FBOVESPA the amount attributed to the Company in that transfer and annex documentary evidence of that amount.

Sole Paragraph – The tender offer obligation established in this Article shall not apply when, in any corporate restructuring, any existing shareholder ceases to be a direct shareholder, but the Controlling Power of the Company remains in the hands of the Economic Group to which such shareholder is a part, and this continues to exercise the Controlling Power, even if indirectly.  For purposes of this Article, an Economic Group is the companies that control or that directly or indirectly are controlled by the shareholding control of such shareholder.

Article 36 – That person that already holds shares issued by the Company, that comes by means of a share purchase agreement with the Controlling Shareholder of the Company, involving any number of shares, to acquire the Controlling Power of the Company, shall be obligated to:

I – make the public tender offer referred to in Article 34 of these Bylaws; and

II – compensate the shareholders who had purchased shares issued by the Company on the stock market during the six (6) months prior to the date of transfer of the Controlling Power of the Company, paying such shareholders any difference between the price paid to the Controlling Shareholder and the amount paid on the stock market for the shares issued by the Company in the same period, duly corrected for inflation by the Índice de Preços ao Consumidor – IPCA, as calculated and published by the Instituto Brasileiro de Geografia e Estatística, as of the date of purchase of the shares on the stock market until payment for the shares.

Article 37 - The Company shall not register any transfer of shares to a purchaser of the Controlling Power, or for those who come to hold the Controlling Power, if these do not sign the Instrument of Consent of the Controllers, as established in the Novo Mercado Listing Regulation.  The Company also shall not register any shareholders agreement that provides for the exercise of the Controlling Power if the signatories do not subscribe to the Instrument of Consent of the Controllers.

CHAPTER IX – DEREGISTERING AS A PUBLIC COMPANY AND DELISTING FROM THE NOVO MERCADO

Article 38 – A public tender offer by the shareholder or group of shareholders who hold the Controlling Power or by the Company to deregister as a public company, the minimum price to be offered shall correspond to the Economic Value calculated in an appraisal report.

Article 39 – If the shareholders gathered at a Special Shareholders’ Meeting resolve to delist the Company from the Novo Mercado or if such delisting results from a corporate restructuring in which the shares issued by the company resulting from such restructuring are not admitted for trading on the Novo Mercado, the shareholder or group of shareholders holding the Controlling Power of the Company shall make the public tender offer, and the minimum price to be offered shall correspond to the Economic Value calculated in an appraisal report.

Article 40 – The appraisal report referred to in Articles 38 and 39 of these Bylaws shall be prepared by a specialized institution or company with proven experience and independent of the power of decision of the Company, its officers and controllers, and the report shall also satisfy the conditions of Paragraphs 1 and 6 of article 8 of Law no. 6.404/76.

Paragraph 1 – The choice of the specialized institution or company responsible for determining the Economic Value of the Company is within the exclusive competence of the Shareholders’ Meeting, after presentation by the Board of Directors of the list of three possibilities, and the respective resolution, not counting blank votes, shall made by the majority of the votes of the shareholders representing the Shares in Circulation present at such Shareholders’ Meeting, which, if installed on first call, shall have the presence of shareholders representing at least 20% (twenty percent) of all the Shares in Circulation, or if installed on second call, may have the presence of any number of shareholders holding Shares in Circulation.

Paragraph 2 – The costs of preparing the appraisal report shall be borne entirely by the offering party in the tender offer.

Article 41 – In cases of Dispersed Control of the Company: (i) if deregistering as a publicly held company is approved at a Shareholders’ Meeting, the public tender offer shall be made by the Company itself, in which case, the Company may only purchase  shares held by shareholders who voted in favor of such deregistration after having purchased the shares of the other shareholders that did not vote in favor of deregistering and that accepted such offer; and (ii) if delisting from the Novo Mercado is approved at a Shareholders’ Meeting, either to register for trading outside the Novo Mercado, or in connection with a corporate restructuring as provided for in Article 39 of these Bylaws, the public tender offer shall be made by the shareholders that voted in favor of the respective resolution at the Shareholders’ Meeting.

Sole Paragraph – For purposes of these Bylaws, “Dispersed Control” means that the Controlling Power is exercised by a shareholder holding less than 50% (fifty percent) of the capital stock. It also refers to situations in which a group of shareholders owning more than 50% (but in which no individual shareholder owns more than 50%) of the capital stock exercise the Controlling Power in the absence of a signed voting agreement and in the absence of common control, and who are not acting to represent a common interest.

Article 42 – In cases of Dispersed Control, if BM&FBOVESPA determines that the prices of securities issued by the Company be published apart or that the securities issued by the Company be suspended from trading on the Novo Mercado because of non-compliance with the obligations included in the Novo Mercado Listing Regulation, the Chairman of the Board of Directors shall convene, within two (2) days (including only days when newspapers ordinarily used by the Company are circulated) of such determination a Special Shareholders’ Meeting to replace the entire Board of Directors.

Paragraph 1 – If the Special Shareholders’ Meeting referred to in the main clause of this Article is not convened by the Chairman of the Board of Directors in the time established, such Meeting may be convened by any shareholder of the Company.

Paragraph 2 – The new Board of Directors elected in the Special Shareholders’ Meeting referred to in the main clause and in Paragraph 1 of this Article shall cure the non-compliance with the obligations included in the Novo Mercado Listing Regulation as quickly as possible or within the timeframe conceded by BM&FBOVESPA for this purpose.

Paragraph 3 – If the non-compliance is not cured, as a result of an act or fact of management, the Company shall make a public tender offer to all shareholders of the Company, to deregister as a publicly held company.

Paragraph 4 – If a Shareholders’ Meeting resolved to maintain the registration of the Company as a publicly held company, the public tender offer shall be made by the shareholders who voted in favor of such resolution.

Article 43 – Notwithstanding the provisions of Chapter VII and Paragraph 1 of Article 35 of these Bylaws, the provisions of the Novo Mercado Listing Regulation shall prevail if the rights to a receive a tender offer mentioned in Chapters VIII and IX of these Bylaws are impaired.

CHAPTER X – SHAREHOLDERS’ AGREEMENT

Article 44 – The shareholders’ agreements, with respect to the matters mentioned in Article 118, of Law 6.404 of December 15, 1976, as well as any other matters, shall be complied with by the Company, once these have been filed at the corporate registered offices.

Sole Paragraph – The obligations or encumbrances resulting from these agreements shall be extensive to third parties after annotation in the appropriate registers of the custodian appointed by the Company.

CHAPTER XI – LIQUIDATION

Article 45 – The Company shall be liquidated in the events provided for in the law, whereupon it shall be incumbent on the Shareholders’ Meeting to determine the form of liquidation, electing the liquidators and the members of the Fiscal Committee, which shall operate on a mandatory basis during the liquidation period.

CHAPTER XII – ARBITRATION

Article 46 – The Company, its shareholders, directors, and the members of the Fiscal Council agree to resolve by arbitration, any and all disputes or disagreements that may arise among them, related to or deriving from, especially, the application, validity, effectiveness, interpretation, violation and its effects, of the dispositions of Law no. 6.404 of December 15, 1976, in these Bylaws, the rules promulgated by the National Monetary Council (Conselho Monetário Nacional), the Brazilian Central Bank and by the Brazilian Securities Commission - CVM, as well at other rules applicable to the working of the capital market in general, beyond of those constant of the Novo Mercado Listing Regulation, of the Contract to Participate in the Novo Mercado and the rules of arbitration of the Market Chamber of Arbitration (Câmara de Arbitragem do Mercado).

CHAPTER XIII – MISCELLANEOUS

Article 47 - The provisions of Article 32 of these Bylaws shall not apply to the shareholders that, at April 30, 2009, held 25% (twenty-five percent) or more of the total number of shares issued by the Company and to their successors, including and especially to the Company’s shareholders signatories to the Shareholders’ Agreement dated October 29, 2009 and filed at the Company’s headquarters.

Article 48 – Cases omitted from these Bylaws shall be resolved by the Shareholders’ Meeting and regulated in accordance with Law no. 6.404 of December 15, 1976.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fibria Celulose S.A.

Date: April 14, 2011	By:	/s/ Joao Elek
	Name:	Joao Elek
	Title:	CFO and IRO